AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
: ir@aiful.co.jp URL: http://www.aiful.co.jp

March 8, 2006

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 9, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2005 to December 31, 2005 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada
Title: Chief of Investor Relations,
Investor Relations Office

List of material information made public in Japan from October 1, 2005 to December 31, 2005

	Descriptions	Information (*) Provided to
Exhibit 1.	Semi-Annual Securities Report dated December 12, 2005 for the 29th Fiscal Year (Interim) from April 1, 2005 to September 30, 2005 (brief description in English)	DKALB TSE/OSE
Exhibit 2.	Interim Financial Statements (Consolidated and Non-Consolidated) dated November 1, 2005 (English Translation)	DKALFB TSE/OSE
Exhibit 3.	Supplement to the Shelf Registration Statement filed on February 7, 2005, dated October 5, 2005 (brief description in English)	DKILFB TSE/OSE
Exhibit 4.	Supplement to the Shelf Registration Statement filed on February 7, 2005, dated November 10, 2005 (brief description in English)	DKILFB TSE/OSE
Exhibit 5.	Amendment to the Shelf Registration Statement, dated December 12, 2005 (brief description in English)	DKALFB TSE/OSE
Exhibit 6.	Data book (The Interim Period Ending March, 2006) dated November 1, 2005 (English Translation contained)	Public
Exhibit 7.	Press Release dated October 3, 2005 with a title "AIFUL Announces Personnel Change" (English translation)	Public

Exhibit 8.	Press Release dated October 5, 2005 with a title "AIFUL Announce 50th, 51st Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 9.	Press Release dated November 10, 2005 with a title "AIFUL Announce 52nd Unsecured Straight Bond Issues" (English translation)	Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

(Brief Description in English)

December 12, 2005

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of
the Securities and Exchange Law)

The 29th Fiscal Year (Interim)
from April 1, 2005
to September 30, 2005

This Semi-Annual Securities Report concerning the period from April 1, 2005 through September 30, 2005 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 12, 2005 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the period from April 1, 2005 through September 30, 2005.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Interim Financial Statements (Consolidated and Non-Consolidated) (The 1st half year of FY 2006 ended September 30, 2005) of the Company.

EXHIBIT2

FASF MEMBERSHIP

November 1, 2005

Interim Financial Statements (Consolidated)

For the fiscal year ending March 2006

AIFUL Corporation	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Headquarters: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
	TEL (03) 4503 - 6050
Date of the Board of Directors' meeting to approve financial statements:	November 1, 2005
Adoption of U.S. G.A.A.P.:	No

I. Consolidated Results for the Interim Period (April 1, 2005 – September 30, 2005)

1. Consolidated Operating Results

(In millions of yen - rounded down, except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Interim Period Ended September 30, 2005	272,802	6.4%	74,972	13.8%	75,757	15.5%
Interim Period Ended September 30, 2004	256,404	8.9%	65,884	43.3%	65,613	44.3%
Fiscal Year Ended March 31, 2005	518,416	9.5%	134,716	19.7%	135,294	20.3%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2005	44,210	35.1%	312.20	312.13
Interim Period Ended September 30, 2004	32,715	18.6%	346.18	346.12
Fiscal Year Ended March 31, 2005	75,723	21.1%	800.36	800.30

Notes: (1) Equity method investment gain or loss for: Interim period ended September 30, 2005: - million yen
Interim period ended September 30, 2004: - million yen
Fiscal year ended March 31, 2005: - million yen

(2) Average number of shares during: Interim period ended September 30, 2005: 141,608,423 shares
Interim period ended September 30, 2004: 94,502,580 shares
Fiscal year ended March 31, 2005: 94,453,068 shares

(3) Changes in accounting policies: Yes

(4) Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.

2. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Interim Period Ended September 30, 2005	2,680,042	661,718	24.7	4,672.82
Interim Period Ended September 30, 2004	2,506,533	577,377	23.0	6,107.79
Fiscal Year Ended March 31, 2005	2,574,286	617,352	24.0	6,538.03

Notes: 1 Number of shares issued and outstanding: As of September 30, 2005: 141,610,000 shares
As of September 30, 2004: 94,531,358 shares
As of March 31, 2005: 94,405,535 shares

2. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

3. Consolidated Cash Flows

(In millions of yen - rounded down)

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
Interim Period Ended September 30, 2005	(30,978)	365	46,004	124,542
Interim Period Ended September 30, 2004	(31,679)	23	78,968	150,590
Fiscal Year Ended March 31, 2005	(63,408)	(11,211)	80,318	108,965

4. Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries: 13 companies
Number of non-consolidated subsidiaries accounted for by the equity method: 0 companies
Number of affiliated companies accounted for by the equity method: 0 companies

5. Changes in application of consolidated accounting and equity method accounting

Consolidated subsidiaries: (Newly included): 3 companies (Excluded): 0 companies
Companies accounted for by the equity method: (Newly included): 0 companies (Excluded): 0 companies

II. Full Year Forecast (April 1, 2005 - March 31, 2006)

(In millions of yen, rounded down)

	Operating Revenue	Ordinary Income	Net Income
Fiscal Year Ending March 31, 2006	552,941	153,000	89,116

Reference:
Forecast for earnings per share for fiscal year ending March 31, 2006: 629.31 yen

Caution Relating to Results Forecasts:
The above forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)
I. State of the Group

The AIFUL Group is composed of AIFUL Corporation and 13 consolidated subsidiaries, two non-consolidated subsidiaries and two affiliated companies. The Group is principally engaged in the consumer finance services and credit sales businesses. It is also active in the home equity loan business, small business loans, and debt collection and management.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	AIFUL Corporation	The Company and its subsidiaries provide small, unsecured loans for consumers.
		Tryto Corporation	
		LIFE Co., Ltd	
		Wide Corporation	
		TCM Co., Ltd.	
		Passkey Co., Ltd.	
	Home equity loan business	AIFUL Corporation	The Company and its subsidiaries provide home equity loans.
		Tryto Corporation	
		LIFE Co., Ltd	
		Businext Corporation	
		City's Corporation	
		Passkey Co., Ltd.	
	Small business loan operations	AIFUL Corporation	The Company and its subsidiaries lend to small and other businesses.
		Businext Corporation	
		City's Corporation	
	Credit sales business	AIFUL Corporation	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
		LIFE Co., Ltd	
	Debt-collection business	AsTry Loan Services Corporation	The company specializes in the management and collection of a full range of receivables and loans.
Other	Venture capital business	New Frontier Partners Co., Ltd.	The company assesses, invests in and supports venture companies.
	Real estate business	Marutoh K.K.	The company leases real estate.
		City Green Corporation and two other companies	City Green Corporation (holding company for City's Corporation), etc.

The organization chart for the Company's businesses is as follows:


AIFUL Corporation
Finance Business
Other
Consumer finance business
Home equity loan business
Small business loan operations
Credit sales business
Debt-collection business
Venture capital business
Real estate business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary Wide Corporation
Consolidated subsidiary TCM Co., Ltd.
Consolidated subsidiary Passkey Co., Ltd.
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Consolidated subsidiary Passkey Co., Ltd.
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary AsTry Loan Services Corporation
Consolidated subsidiary New Frontier Partners Co., Ltd.
Consolidated subsidiary Marutoh K.K.
Consumers

* City Green Corporation is not listed above, since it is a holding company of City's Corporation, and is not active in business.

II. Management Policies

1. Basic Management Policies

The AIFUL Group's primary mission is to earn the support of the general public. The Group's efforts to prioritize customer convenience and become a comprehensive financial services group that is reliable and creative are a reflection of this basic stance on catering to the needs of all its customers. This primary mission drives the Group's endeavors to grow its business and become a source of profit for all of its stakeholders, including customers, shareholders and employees, thus bringing about a future of "Prosperity for All."

2. Basic Policies on Profit Distribution

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this policy, AIFUL aims to distribute profits to shareholders and maximize shareholder value via medium to long-term profit growth. Internal reserves are to be used to extend loans, as well as in strategic investments that contribute to the expansion of the earnings base for the Group as a whole, while working to improve business results and management efficiency so that AIFUL continues to meet the expectations of all its shareholders.

3. Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to increase efficiency in its use of assets and the returns gained on those assets and has established the maximization of group ROA as a management goal. AIFUL has set 3.6% as a concrete medium-term goal for consolidated ROA.

4. Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 59.5 trillion yen (based on the balance of credit extended), a total that includes 14.8 trillion yen in retail credit and 34.6 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 9.0% share in fiscal 1991 to a 29.5% share, worth some 10.2 trillion yen, in fiscal 2003. Also, the consumer finance market is expected to grow further in the medium to long term.

More aggressive strategies to enter the retail sector, primarily on the part of major banking groups, indicate that competition for a share of the overall consumer finance market is heightening and has crossed industry lines.

Based on this operating environment, the AIFUL Group is seeking to develop its business based primarily on the unsecured loan sector while aggressively expanding into the home equity loan, small business loan and credit card sectors, taking the balance between growth and security into account. Moreover, the Group is widening its focus from the traditional retail sector, which targets loans for individual customers, to a more broadly defined retail sector that encompasses business loans for small and medium enterprises. Catering to diverse customer needs through product diversification and diversification of customer acquisition channels by making use of the multiple brands within the Group, which include credit sales major LIFE Co., Ltd., Businext Co., Ltd., which offers loans to small business, and City's Corporation, AIFUL will secure stable growth and profitability into the future and is pursuing further growth while diversifying risk.

Looking to the future, AIFUL will continue to seek synergies based on seamless integration between Group companies and the strengthening of intra-Group ties and aims to become the No. 1 comprehensive domestic retail lender by exercising rigorously efficient management.

5. Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

A. Basic Stance with Regard to Corporate Governance

The AIFUL Group considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance.

Its corporate governance, business execution, management supervisory and internal controls, and risk management systems are as indicated in the diagram below.

AIFUL's Business Execution, Management Supervisory and Internal Controls, and Risk Management Systems



General Meeting of Shareholders
Board of Auditors
4 auditors
(Includes 3 external auditors)
Audit
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Audit
Reports
Group Compliance Committee
Meetings
Directs
Reports
Branding project
Management/
supervision
Compliance Committee
(Committee Chairman: Representative Director,
Committee Members: Include external lawyers
Compliance Hotline
(Internal reporting system)
Inspection
Guidance/
supervision
Feedback
AIFUL divisions
Loan Business Div.
Management Planning Division
(Risk Management Committee)
(Information Management Bureau)
Group Company Control Section
(Management of group companies)
Compliance Office
Information collection
Audit Div.
(Including auditing of Group companies)
Internal auditing
Support
Loan Business Dept.
Training Dept.
Education
Branch groups
Auditing and partnership with Group companies
Investors
Opinions of investors
Investor Relations Office
Timely disclosure/
provision of information
PR Dept.
Fund procurement
Finance Div.
Synchronization of information
Legal Dept.
Customer Service Center
Guidance/
education
Branches
Inquiries
Response
Participation/advice
External lawyers
Audit
Group companies
Directors of each company
Audit
Auditors of each company
Customers

B. AIFUL's Business Execution, Management Supervisory and Internal Controls, and Risk Management Systems

In a measure aimed at speedy management decision-making, the AIFUL and LIFE Boards of Directors meet weekly (Boards of Directors meet monthly at other group companies) to fully discuss and examine management issues and business opportunities facing the companies, as well as strategies to address them. Speedy management decisions follow these discussions.

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department, an Internal Audit Department, and Legal Department, in charge of preventative legal affairs, in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members and serves as a consultative body for the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole Company.

In addition, AIFUL has established a new Compliance Office, an organization dedicated to conducting ongoing examination and assessment of these issues on a company-wide basis to ensure that the compliance system continues to improve and that appropriate corporate ethics take root group-wide.

With these efforts, AIFUL is appropriately synchronizing information with other group companies and working to enhance the group's overall compliance system.

On October 1, 2005, the Company established the AIFUL Group Compliance Committee as the apex organization for the Compliance Committees at each Group company, aiming to ensure common corporate ethics for the Group overall and the establishment of an overall compliance system.

C. Current Status of Corporate Governance Policies

(1) Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring and Status of Efforts to Enhance Corporate Governance during the Past Year

i) Details of Company Organizations and Establishment of Internal Control System

a. Details of Company Organizations

In order to respond to the establishment of new legislation and legal amendments that profoundly affect AIFUL's operations, such as the Personal Information Protection Act, as well as to ensure further enhancement of its compliance system and the establishment of appropriate corporate ethics, the Company established a new Compliance Office in April 2005, as a specialist division to conduct ongoing examination and assessment of these issues on a company-wide basis.

b. Training and Establishment of Hotlines

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Code," as well as the establishment of hotlines in the Personnel and Inspection Departments for discussion of breaches of the code. AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the sales and marketing staff in cooperation with the Compliance Committee.
In addition to the establishment of a new Compliance Hotline in June 2003, the Company standardized its internal reporting system, establishing a structure in which any breach of the law or internal regulations is exhaustively reported.

c. Ensuring Accuracy in Disclosure of Financial Information and Internal Control

The AIFUL Group's system for ensuring the accuracy of financial information consists of the prescribed checking procedures in the Accounting Department and audits based on the Commercial Code and the Securities and Exchange Law. Apart from this, AIFUL has long maintained an organizational structure based on the separation of the division in charge of financial accounting (Accounting Department) and the division in charge of management accounting (Management Planning Department), which provides a system of checks and balances.

Moreover, the Company's efforts to ensure accuracy in financial reporting include additional checks made in advance of the disclosure of financial reports by related departments, including the Investor Relations Office, the Public Relations Department, the Legal Department, and the Management Planning Department.

d. Enhancing Disclosure and Internal Control

AIFUL believes that appropriate disclosure of business information will make external monitoring of management more effective. Based on the principle of aiming for transparent management and effective corporate governance, AIFUL strives to provide full disclosure that is timely and easy to understand. Its activities include maintaining an investor relations web site, disclosing information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts.
AIFUL also provides regular feedback to the president, Board of Directors' meetings and departmental managers on the opinions and desires of investors in its efforts to enhance disclosure

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Management Planning Division primarily gathers information on latent and apparent risk factors within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department.

Moreover, in response to the Personal Information Protection Law, which came into force on April 1, 2005, the Company launched a project in April 2004 to prevent the leaking of information, carrying out a review of the proper handling of personal information and company-wide security management measures to prevent the leakage of personal information before it happens in terms of the human, organizational and technical aspects and establishing a system to prevent the disclosure of personal information.

Moreover, AIFUL has prepared an action plan for when problems relating to personal information or corporate information arise at the Company or at Group companies, and has set up a new Information Management Contingency Plan, for which the Information Management and Administration Office within the Management Planning Department is responsible, with the aim of addressing emergencies properly and promptly, thus establishing a strong system for responding to emergencies.

iii) Internal Auditing and Auditing System and Status of Auditing

a. Internal Auditing and Auditing System

AIFUL established the Inspection Department with the aim of monitoring the appropriateness and legality of business processes, including at Group companies. It works on a day-to-day basis to detect and curb deviations by conducting regular inspections, primarily at the business offices of AIFUL and its Group companies.
With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only supervise management through attendance at the weekly Board of Directors meetings at AIFUL and LIFE, but also attend the Compliance Committee and work in close cooperation with the Inspection Department, the internal audit department, to firmly implement the auditing system. Moreover, the auditors of the Company and each group company work in conjunction with the Group Company Control Section and the Inspection Department to provide the auditing system for Group company audits, as well.

b. Auditing

AIFUL employs Deloitte Touche Tohmatsu and Shimbashi & Co. as auditors based on the Commercial Code and for audits based on the Securities and Exchange Law. There are no beneficial relationships between these audit corporations and the employees engaged in conducting audits at AIFUL and AIFUL.

(2) Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors and External Auditors

There is no business or other beneficial relationship between the Company and its external auditors.

6. Brand Strategy Policies

In October 1999, AIFUL commenced a company-wide branding project. To date, this project has been responsible for generating a wide range of proposals related to the Company's branding initiatives. From April 2003 onwards, the system has been revitalized by bringing it under the direct control of top management, which has positioned it as its highest priority.

Under the new project, "A Company for Security and Creation" was selected as the concept to unify the large number of different AIFUL brands. Adopting improvement in corporate value itself based upon progress in customer satisfaction and employee satisfaction, as the primary goal for brand strategies, AIFUL plans, in turn, to boost investor satisfaction. In this manner, the Company will create real "Prosperity for All," the management ideal outlined in its corporate principles.

In February 2004, AIFUL established "With Heartful Communication" as its brand statement. The Company intends to expand a variety of communication programs in an integrated manner to further strengthen the AIFUL brand.

The Company is also involved in activities as a good corporate citizen, supporting marathons and other sports events that bring AIFUL and local residents closer together.

III. Results of Operations and Financial Position

1. Summary of Operations

A. Business Environment

Looking at the Japanese economy during the current interim period, according to the Bank of Japan's Tankan Survey released in September, manufacturing business conditions at large companies, considered an indicator of economic trends, improved by one point compared to the previous survey in June 2005, recording its second successive improvement. Moreover, real GDP growth for the April – June period, which was announced in September 2005, was positive for a third consecutive quarter, and factors such as firm capital expenditure and a recovery in personal consumption indicate that the economy has broken out of stagnation into a sustained recovery.

In this economic environment, bad debt expenses in the consumer finance industry are on the decline, with the number of applications for personal bankruptcy as published by the Supreme Court registering year-on-year declines for 22 months in a row. Nevertheless, there is increasingly stiff competition for share in the overall consumer credit market across industry boundaries as major consumer finance companies and mega-banks become involved in operational tie-ups, IT companies enter the finance industry, and credit card companies strengthen their cash advance operations.

In this operating environment, as described earlier, the AIFUL Group is seeking to develop its business based primarily on the unsecured loan sector while aggressively expanding into the home equity loan, small business loan and credit card sectors, taking the balance between growth and security into account. Further, it is widening its focus from the traditional retail sector, which targets loans for individual customers, to a more broadly defined retail sector that encompasses business loans for small and medium enterprises.

The AIFUL Group has continued to promote diversification of products and sales channels based on the multiple brands within the Group to cater to a wider range of customer needs, while diversifying risks to ensure stable growth and profitability. Moreover, each company that belongs to the Group has also been striving to develop efficient operations while working together to generate synergistic effects and strengthen the Group.

B. Operations

(1) AIFUL Corporation

During the current interim period, AIFUL's loan business witnessed the Company pursuing product diversification strategies chiefly in unsecured loans as well as home equity loans and small business loans, in order to more comprehensively cater to customer needs.
A summary by product is as below.

i) Unsecured Loans

There were 262,000 new applications for unsecured loans during the current interim period, a decrease of 6.4% compared to the same quarter last year, and new account acquisitions were 164,000, down 7.7% year-on-year. Among these, the proportion of new account acquisitions via the Internet, including cellular phone and PC, rose steadily to 14.0%, up 10.9% year-on-year, as a result of aggressive use of banner advertisements on websites.

As a result, unsecured loans outstanding stood at 1,115,158 million yen, up 2.7% year-on-year at the end of the first quarter of fiscal 2005.

ii) Home Equity Loans and Small Business Loans

AIFUL's product diversification strategy involves home equity loans and small business loans, and the Company has positioned these areas as key products in maintaining long term growth potential. The balance of loans outstanding for these products in the current interim period was 342,265 million yen, down 0.4% year-on-year, for home equity loans and 35,474 million yen, up 17.6% year-on-year, for small business loans.

A summary of business other than loan operations is as follows.

iii) Credit Guarantees

The guarantee business is a fee business in which AIFUL provides guarantees for loan products handled by financial institutions, and the Company has been developing the business as a new source of earnings. In addition to unsecured personal loans, the Company has also been active in guarantee operations for unsecured small business loans using the expertise it has built up, through product diversification strategies, in the provision and screening of small business loans. The entire financial industry is now taking note of this credit guarantee market, especially loans to small businesses, and AIFUL is becoming more active in it.

As a result of these efforts, at the end of the current interim period, AIFUL's guarantee partners numbered 44 unsecured personal loan companies and 40 small business loan companies, and the balance of guarantees stood at 52,668 million yen, marking steady growth of 56.9% compared with the same period last year.

iv) Credit Cards

With regard to AIFUL's own AIFUL MasterCard credit card operation, co-branded card development operations were transferred in April 2005 from the credit card division of the Company and merged with LIFE with the aim of conducting a more efficient credit card strategy in the Group.

v) Expansion of Channels

To expand customer acquisition channels, AIFUL strengthened the development of branches based on the "Suguwaza" loan contract machine; 100 machines have been installed, as of the end of the current interim period.

In the first quarter of fiscal 2005, the Company revised upward the number of branches where Suguwaza machines were to be installed from 50 to 250 in its projections for the end of the fiscal year. With the development of an additional 100 branches, projections for the end of the current fiscal year are 350 branches with the Suguwaza machines.

Moreover, in the rebuilding of its branch network, the Company opened 102 branches, including branches with Suguwaza machines installed, and closed seven branches, bringing the total number of branches to 1,667, with 541 staffed and 1,126 non-staffed facilities, at the end of the current interim period.

In its expansion of cash deposit and withdrawal services, the Company actively entered partnerships with banks and convenience stores to improve convenience for customers. As a result, customers had access to 84,474 CDs/ATMs, including AIFUL's own ATMs and those of 93 banks and 14 companies, at the end of the current interim period.

For AIFUL, bad debt expenses were 45,165 million yen at the end of the current interim period, down 9.4% year-on-year, as a result of factors such as the contraction in the number of personal bankruptcies and an improvement in the unemployment rate.

As a result, AIFUL's loans outstanding at the end of the current interim period stood at 1,492,898 million yen, an increase of 2.3% year-on-year.

Apart from this, AIFUL has been working to open up its own nationwide ATMs to other companies in an efficient use of management resources, and it had 14 ATM partner companies at the end of the current interim period. Since September 26, 2005, the Company has opened up a new deposit function for World Co., Ltd., in addition to the existing withdrawal and balance inquiry functions.

(2) LIFE Co., Ltd.

In the current interim period, LIFE further increased its focus on the credit card business while continuing to consolidate the foundations of its existing businesses, primarily in per-item credit.

In its credit card business, LIFE has been actively promoting the affinity sector as a new sector for credit card tie-ups and negotiations on corporate alliances. Moreover, it has continued to promote co-branded cards in the retail industry, which has been its main target for co-branded cards in the past. In the current interim period, LIFE entered a new partnership with major mail order company Image Co., Ltd., and began accepting applications for the Image Club Card, a credit card with a points function. Apart from this, it has been seeking a steady expansion in the number of cardholders based on a wide-ranging co-branded card strategy that includes the launch of TRX Card, a new social contribution card issued in conjunction with a recycling group.

Moreover, LIFE supported the Real Madrid World Tour in 2005 in Japan in July 2005, acquiring new cardholders and stimulating existing cardholders due to the high level of advertising and promotion and the improvement in the strength of its brand that resulted from putting the company name LIFE Card Cup on this newsworthy event. Furthermore, from this year, LIFE also sponsored the Life Card Ladies Golf Tournament 2005, which is recognized by The Ladies Professional Golfers' Association of Japan.

Apart from this, LIFE achieved a big impact as its third round of mixed media commercials went on air on its website, in magazines and so on on July 1, 2005 with the aim of establishing its brand image as a credit card company. The first and second round of commercials were also big hits. These results included a three-fold increase in the number of hits on the company's website compared to before the commercials.

As channels for delivering its cash advance services, the company has 137,000 CD/ATMs at 491 partner financial institutions and credit card companies, as of the end of the current interim period.

As a result, the total number of credit card holders at the end of the current interim period rose 520,000 to 12,430,000.

In addition, on July 11, 2005 LIFE began handling the "Higashi Nippon Bank Cash Card – Next to You," a Bank Alliance Card that incorporates a credit card with a cash card issued in conjunction with a financial institution, based on its alliance with Higashi Nippon Bank. In the future, LIFE will promote this business aggressively with the aim of expanding its involvement with other banks.

In its per-item credit business, LIFE is working to increase business volume and accumulate prime assets by strengthening and enhancing the efficiency of its sales organization.
In its consumer finance business, LIFE opened eight new unstaffed branches, bringing the number of LIFE Cash Plazas to 114 staffed branches and 96 unstaffed branches. LIFE is continuing to expand its loans outstanding by aggressively acquiring new customers.

In its guarantee business, LIFE had guarantee partnerships with 128 banks, and it will continue its efforts to expand bank loan guarantee products in the future.

As a result of the foregoing, operating loans outstanding in the current interim period totaled 769,643 million yen, up 5.6% year-on-year (including 159,278 million yen in operating loans taken off the balance sheet by securitization.) This total consisted of credit card shopping up 19.0% year-on-year to 88,826 million yen, per-item credit up 3.7% to 194,210 million yen, credit card cash advances up 7.6% to 383,158 million yen, credit guarantee installment receivables down 7.2% to 94,799 million yen, and other businesses down 2.5% to 8,648 million yen.

Meanwhile, the volume of business was up 24.6% year-on-year to 223,061 million yen for credit card shopping, down 11.7% to 68,659 million yen for per-item credit, up 13.7% to 16,214 million yen for credit guarantees, and up 5.2% to 175,003 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Loans

Business results at Businext, a joint venture between AIFUL and Sumitomo Trust & Banking Co., Ltd., have been steady with the improved precision of the corporate scoring system introduced in April 2004, proactive marketing activities and the improvement in economic sentiment. As a result, the company recorded its first single-year profit in fiscal 2005 since its establishment.

Moreover, following the Nagoya Branch and the Sendai Branch last year, Businext's Fukuoka Branch opened in April 2005, aiming to consolidate a new marketing organization that can cater adequately to the financing needs of sole proprietors and small and medium-sized businesses in core urban areas. Apart from this, Businext opened new branches based primarily on face-to-face sales visits in Niigata City and Utsunomiya City in May 2005, in an active expansion to meet even more financing needs.

As a result, at the end of the current interim period, loans outstanding at Businext stood at 59,772 million yen, up 59.7% year-on-year.

City's Corporation has concentrated on acquiring good quality customers by turning its marketing expertise into manuals and making the most of these manuals to empower its human resources. Due to the improvement in business sentiment at small and medium-sized enterprises, the widening base of economic recovery, the effect of the new branches opened since last fiscal year (the total number of branches at the end of the current interim period stood at 57), and sales of Super Business Loan, a low interest product launched in June 2005, loans outstanding at City's grew steadily to reach 57,175 million yen at the end of the current interim period, up 57.4% year-on-year.

ii) Consumer Finance

Tryto Corporation has further expanded its business in an efficient manner, including opening the Hakata Eki-mae Branch in the Kyushu area in June 2005, and has also steadily increased the number of new customers through means such as TV commercials. As a result, loans outstanding stood at 61,846 million yen at the end of the current interim period, up 10.6% year-on-year.
Moreover, home equity loans, which Tryto began handling in October 2004, recorded 1,477 million yen in loans outstanding at the end of the current interim period.

Wide Corporation is seeking to actively expand its business in eastern Japan and has also recommenced TV commercials. As a result, loans outstanding totaled 98,770 million yen (including 7,000 million yen in off-balance sheet receivables resulting from securitization) at the end of the current interim period.

In addition, loans outstanding at TCM Co., Ltd., which became a consolidated subsidiary in fiscal 2004, was 9,224 million yen. TCM will continue to pursue even greater business efficiency and synergistic effects as a member of the AIFUL Group in the future.

Furthermore, business results at Passkey Co, Ltd., which became a consolidated subsidiary during fiscal 2005, recorded 7,275 million yen in loans outstanding at the end of the current interim period, as steady growth demonstrated the synergies derived from joining the AIFUL Group.

iii) Servicer

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding the claims handled in its management and collection of a range of money claims.

iv) Venture Capital

New Frontier Partners Co., Ltd., a venture capital business, has been active mainly in investing in new ventures as well as secondary and content investment, and its loans outstanding stood at 3,975 million yen (including investments from funds) at the end of the current interim period.

As a result, AIFUL and it subsidiaries had 2,170,122 million yen in loans outstanding, up 6.4% year-on-year, 283,097 million yen in installment receivables, up 8.0%, 147,469 million yen in credit guarantee installment receivables, up 8.6%, and 10,345 million yen in other business, up 4.9%, at the end of the current interim period. The amounts above include 166,278 million yen in off-balance sheet loans due to securitization (including 98,621 million yen in loans outstanding and 67,657 million yen in installment receivables.)

C. Status of Capital Procurement

During the current interim period, the AIFUL Group has endeavored to further diversify and disperse its methods of fund procurement, raising 40.0 billion yen through straight domestic bonds, 30.0 billion yen through securitization, and 500 million yen through US dollar-denominated straight bonds. Moreover, the Group has also expanded its business with mega-banks to further deepen its procurement base, including strengthening ties with the financial institutions with which it already conducts business.

As a result of these efforts, the balance of funds procured directly and indirectly during the current interim period was 1,723,199 million yen, up 4.0% year-on-year.

In the future, the AIFUL Group will work to secure stable, low cost funding through an expansion in the classes of investors by conducting proactive investor relations activities and reinforcing its ties with its business partners.

D. Overview of Performance

As a result of the factors described above, the AIFUL Group's operating revenue for the current interim period increased by 6.4%, to 272,802 million yen.

AIFUL's non-consolidated operating revenue grew 1.6% year-on-year to 172,607 million yen, comprising 63.3% of the Group's revenue. LIFE recorded operating revenue of 65,530 million yen, an increase of 9.5% year-on-year, comprising 24.0% of the Group's revenues.

Of consolidated operating revenue, 245,054 million yen, or 89.8%, was accounted for by operating interest on loans, 14,088 million yen or 5.2% by revenue from credit card shopping and per-item credit, 4,150 million yen or 1.5% by credit guarantee revenue and 9,508 million yen or 3.5% by other revenue.

AIFUL's operating interest on loans accounts for 68.4% of the Group's consolidated operating interest on loans. This figure can be broken down into 80.8% in unsecured loans, 16.6% in home equity loans, and 2.6% in small business loans.

Operating expenses for the AIFUL Group totaled 197,829 million yen, up 3.8% year-on-year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 58.8%, or 116,231 million yen, of this total, while LIFE's operating expenses accounted for 27.3%, or 53,952 million yen.

Total Group operating expenses can be broken down into 76,390 million yen (or 38.6%) for bad debt-related expenses, 18,940 million yen (or 9.6%) in financial expenses, 14,645 million yen (or 7.4%) in advertising expenses, 29,509 million yen (or 14.9%) in personnel expenses, and 13,454 million yen (or 6.8%) in commissions paid.

The 1,187 million yen in write-down of consolidation adjustment account accrued with the purchase of consolidated companies was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the current interim period rose 13.8% to 74,972 million yen, ordinary income was up 15.5% to 75,757 million yen, and net income increased 35.1% to 44,210 million yen. AIFUL's non-consolidated operating income rose 6.4% to 56,376 million yen, ordinary income climbed 9.1% to 59,663 million yen, and net income rose 17.8% to 35,569 million yen.

E. Outlook for the Fiscal year Ending March 2006

In terms of the outlook for the future, amidst the improvement in the Japanese economy, a further intensification in the brisk competition to acquire new customers is expected in the consumer finance industry due to restructuring and the entry of IT companies. However, while the environment will be challenging, it also has promise because of the appearance of positive factors, such as an improvement in the unemployment rate and a decline in the number of personal bankruptcies.

In response to these challenges, the AIFUL Group will shift from the traditional retail sector that targets loans for individual customers to a more broadly defined retail sector that encompasses business loans for small and medium enterprises, and will promote diversification in its products and its channels for customer acquisition. The Group will strive to increase its balance of high-quality loans, build the Group's brand value and generate synergistic effects. Working for maximal cost reductions and all-round improvements in management performance, the Group will maintain steady flows of income.

In the year ending March 2006, we predict a 6.7% rise to 552,941 million yen in consolidated operating income, a 13.1% increase to 153,000 million yen in ordinary income, and a 17.1% increase to 89,116 million yen in net income. We forecast that AIFUL's non-consolidated operating income will increase 1.6% to 346,097million yen, ordinary income will grow 7.5% to 121,000 million yen, and net income will rise 6.9% to 71,934 million yen.

2. Qualitative Information on Changes in Consolidated Financial Position

A. Assets

Loans totaled 2,071,500 million yen, an increase of 7.9% year-on-year. This was primarily due to steady increases in Group loans. Wide Corporation's loans amounted to 91,770 million yen, Businext's loans totaled 59,772 million yen, and City's loans were 57,175 million yen.
Installment receivables rose 28.1% year-on-year to 215,438 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd.
Customers' liabilities for acceptances and guarantees rose 8.6% to 147,469 million yen as a result of AIFUL's active promotion of their guarantee businesses.
While allowance for bad debts is on the decline at each group company now that bad debts have peaked out, expansion in the scale of the Group increased allowance for bad debts 2.3% year-on-year to 158,782 million yen. Interim consolidated loans and installment receivables do not include 166,278 million yen in receivables (98,621 million yen in loans and receivables and 67,657 million yen in installment receivables) taken off the balance sheet by securitization of receivables at LIFE and Wide Corporation.

The consolidated adjustment account was 10,139 million yen, down 14.6% year-on-year.

B. Liabilities

Total capital procured, including debt, commercial paper and bonds, rose 4.0% year-on-year to 1,723,199 million yen. This was due to an increase in the demand for funds corresponding with the steady increase in operating receivables at Wide, Businext, and City's.

C. Shareholders' Equity

Consolidated shareholders' equity at the end of the current interim period was 661,718 million yen, and the equity ratio stood at 24.7%. AIFUL's non-consolidated shareholders' equity was 619,847 million yen, and the equity ratio stood at 29.1%.

D. Cash Flows

Despite a decline due to the decrease in the allowance for bad debts and growth in loans outstanding, including operating loans and installment receivables, cash and cash equivalents ("cash" below) at the end of the current interim period stood at 124,542 million yen, up 15,577 million yen compared with the end of fiscal 2004. This increase was a result of financing activities that included the issuance of corporate bonds and changes in the scope of consolidation.

(1) Cash flow from operating activities

With net income before taxes of 75,313 million yen, net cash used by operating activities fell 30,978 million yen, compared to a decrease of 31,679 million yen for the same period last year, due to a decrease in the allowance for bad debts, an increase in loans and other operating receivables and to the payment of corporate tax.

(2) Cash flow from investing activities

Despite a decline due to the acquisition of fixed assets, net cash used by investing activities rose 365 million yen compared with an increase of 23 million yen in cash used in the same period for the previous year through such activities as collection of loans.

(3) Cash flow from financing activities

Financing activities generated net cash of 46,004 million yen, compared with an increase of 78,968 million yen for the same period a year earlier, due to implementation of direct procurement, including the issuance of corporate bonds.

IV. Business Risk

The main factors that may affect the business performance, share price and financial position of the AIFUL Group are those described below. In addition, matters which are certainly not categorized as risk factors but which are considered important in making investment decisions or in understanding business activities are also described, in an effort to be even more proactive in disclosing information to investors.
Aware of the potential for these risks to occur, the Group endeavors to avoid their occurrence. However, the following descriptions do not include all risks. Material in the text relating to the future was current as of September 30, 2005.

1. Legal Regulations

A. Business Regulations

In terms of the legal regulation of business, the loan business, including the AIFUL Group's mainstay consumer finance business, is subject to the application of the Money-Lending Business Control and Regulation Law (called "Money-Lending Business Regulation Law" below) and the Law concerning the Regulation of Receiving Capital Subscription, Deposits, and Interest on Deposits (called "Capital Subscription Law" below). Under these laws, business is subject to a range of regulations. These include the prohibition of excessive lending, the publication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertising, the issue of documents, the issue of receipts, the preparation of account books, limitations on the acquisition of blank powers of attorney, regulation of collection activities, surrender of claim documents, the posting of signs, regulation of the cession of obligation, the appointment of managers to handle lending operations, the carrying of identification documents, and the legal regulation of the items to be entered on payment notices.

In addition, the Administrative Guidelines for Precautions Regarding Financial Supervision of the Financial Services Agency of Japan, the supervisory agency, dated October 29, 2003, set standards for preventing excessive lending. The amount that one lender can lend to a borrower in unsecured, non-guaranteed loans is 500,000 yen or an amount equivalent to 10% of the annual income of the borrower.

Amendment of these laws and regulations in the future could affect the performance of the AIFUL Group depending on the details.

Moreover, the AIFUL Group's credit card shopping and per-item credit businesses are subject to the application of the Installment Sales Law. Business is subject to a range of regulations based on the application of the Installment Sales Law. These regulations include the publication of terms of business, the issue of documents, the limitation of the amount of compensation for damages accompanying the cancellation of contracts, pleas against installment sales service providers, the prevention of purchases that exceed capacity to pay, and the prevention of consumer problems related to continuous service. Amendment of this law in the future could affect the performance of the AIFUL Group depending on the details.

B. Lending Rate

The Law to Partially Amend the Money-Lending Business Control and Regulation Law came into force on June 1, 2000, and under the Capital Subscription Law, the maximum lending rate for when money lenders make loans as part of business operations was reduced from 40.004% per annum to 29.2% per annum, and infringements are subject to criminal penalties. However, the maximum lending rate at the AIFUL Group is lower than this, so it is not considered to have had a particular impact on the earning capacity and financial position of the Group. In addition, Paragraph 2 of Article 12 of the Supplementary Provisions of the Law to Partially Amend the Money-Lending Business Control and Regulation Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits and Interest on Deposits (called "Amended Money-Lending Business Regulation Law and Capital Subscription Law" Below) promulgated on August 8, 2003 sets a target of three years after the enforcement of the Amended Money-Lending Business Regulation Law and Capital Subscription Law for the necessary review of Paragraph 2, Article 5 (Ceiling Interest Rate) of the Capital Subscription Law, taking into consideration demand for funds and other economic and financial conditions, the financial resources of borrowers, the progress in the establishment of lending rates in accordance with creditworthiness, and other circumstances in the business of money lenders. If the maximum interest rate under the Capital Subscription Law is reduced to a level lower than the current rate, it could affect lending-related businesses and performance at the AIFUL Group.

In addition, under Paragraph 1 of Article 1 of the Interest Limitation Law, a contract for interest on a cash loan for consumption is considered invalid with regard to the portion in excess of the interest ceiling (20% when the principal is less than 100,000 yen, 18% when the principal is less than 1,000,000 yen, and 15% when the principal is 1,000,000 yen or more). Under Article 43 of the Money-Lending Business Regulation Law, when the document specified in the same Law has been issued to the borrower at the time of the loan and the borrower has voluntarily paid the excess portion as interest, and these payments are based on the contract, which is the issued document specified by the same Law, this payment is regarded as the repayment of valid interest on the debt, notwithstanding the provision of Paragraph 1 of Article 1 of the Interest Limitation Law. However, so far a number of lawsuits have been brought for the repayment of the excess portion on the interest ceilings stipulated by the Interest Limitation Law due to a lack of preparation in the industry of the matters to be entered on the contract document specified in the Money-Lending Business Regulation Law, and a number of rulings in favor of these suits have been passed down. A number of lawsuits for the repayment of excess interest have also been lodged against the AIFUL Group. There have been cases in which the plaintiffs' claims that the Group did not fulfill its obligation as a loan business operator to issue the necessary documents required for repayments under the Money-Lending Business Regulation Law have been recognized, as well as cases in which the Company has made repayment of excess interest based on settlements. In addition, it is difficult to predict the trend for similar demands for repayment that are currently being lodged or that may be lodged in the future.

C. Financial Services Agency Administrative Guidance

Based on the Money-Lending Business Regulation Law, when the AIFUL Group, which operates a money-lending business, concludes a loan agreement or a guarantee agreement, and extends a loan, it has an obligation to issue a document that records the specified matters concerning the terms of the loan immediately to the customer, who is the borrower, and the guarantor.

The Administrative Guidance require lenders to issue a document that records all the statutory matters immediately whenever a customer borrows funds from an ATM or staffed office (includes mailing the document immediately) in addition to issuing the prescribed document when the contract is concluded. The AIFUL Group changed the software for the Company's ATMs and has been issuing the document described above that records all the statutory matters since August 2003. In addition, for the ATM's of partner financial institutions, the Company obtains the prior consent of customers to mail the document that records the statutory matters to the customer separately immediately after a loan. However, the Company does not mail the document to customers from which it has not obtained prior consent.

Moreover, the Administrative Guidance was amended on May 1, 2005 with the aim of ensuring the loan provider's duty to give explanations to the person making the agreement and guarantor that accompanies the conclusion of the agreement. Furthermore, the Administrative Guidance is scheduled for amendment during 2005 to add the denial of a request for disclosure of transaction records based on due cause such as the formulation of customer repayment plans or adjustment of debt as one of the major matters that may be covered under "deceit, other unlawful or clearly unfair means" prohibited under paragraph 2, Article 13 of the Money-Lending Business Regulation Law, as well as the clarification of the procedure for identification of the account holder when there is a request for disclosure of transaction records.

The Financial Services Agency has statutory authority to impose administrative penalties for non-compliance by lenders with the obligation to issue documents, including an order to completely or partially suspend business, and restrict the use of ATMs at partner financial institutions as well as cancel registration as a lender. The imposition of such administrative penalties on the AIFUL Group could affect the Group's performance and financial position. New and unexpected expenses may arise from a response to these or further amendments, and the performance and financial position of the AIFUL Group may be affected as a result.

D. Other Laws

(1) Personal Information Protection Law and the Handling of Personal Information

On April 1, 2005, the Personal Information Protection Law and the accompanying guidelines on the protection of personal information established by each government Ministry came into force. Under the law, businesses that handle personal information (within the AIFUL Group, AIFUL Corporation, LIFE Co., Ltd., Tryto Corporation, Wide Corporation, City's Corporation, Businext Corporation, and AsTry Loan Services Corporation fall into this category), with regard to the personal information specified by the Law, have specific reporting obligations when judged necessary. In addition, the competent Minister can recommend or order that the necessary measures be taken when deemed necessary to protect the interests of individuals in the event that specific obligations under the Law are breached.

Furthermore, businesses are required to make notification, clearly state and publish the purpose of use of personal information, obtain the consent of customers where necessary related to the handling of personal information, to supervise sub-contractors when subcontracting the handling of personal information, establish a system for security management from the organizational, personnel and technological perspectives, and publish their basic policy on the handling of personal information.

In accordance with this, after reviewing its handling of personal information, the AIFUL Group has also taken measures to prevent the leaking of personal information before it happens. The performance of the AIFUL Group may be affected due to a loss of credibility in the event of a leakage of personal information for any reason or in the event that the Group is subject to a recommendation or order from the Financial Services Agency.

(2) Amendment of the Judicial Scrivener Law

Effective April 1, 2003, the Judicial Scrivener Law was amended to expand the scope of judicial scrivener services, making it possible for judicial scriveners to appear as representatives in court like lawyers in cases such as arbitration and civil lawsuits (maximum claim of 1.4 million yen) that can be handled by a summary court. So far, there has not been a substantial impact from the increase in the number of lawsuits and adjustments of debt using judicial scriveners as representatives. However, if future trends and further expansion in the scope of services bring about a further increase in lawsuits and adjustments of debt, it may lead to longer repayment plans for the Group's loans and a rise in bad debts. This could affect the performance of the AIFUL Group.

(3) Impact from Amendment of Bankruptcy Law

The amendments to the Bankruptcy Law came into force on January 1, 2005. The amendments seek to streamline and accelerate bankruptcy proceedings. If the amendments are accompanied by a rise in the number of bankruptcies, it could lead to an increase in bad debts, and this could affect the performance of the AIFUL Group.

(4) Possibility of Increase in Adjustment of Debts due to Formulation of the Special Conciliation Law and Amendments to Civil Rehabilitation Law

Under the Law concerning Special Conciliation to Promote the Liquidation of Specified Debts that came into force on February 17, 2000, debtors who are likely to be unable to pay off their debts, are now able to negotiate with creditors via arbitration by an arbitration committee composed of a judge and civil conciliators with specialist knowledge and experience in the necessary laws, taxes, finances, corporate finances, and asset appraisal, depending on the nature of the business operated by the debtor to adjust the debt, such as by changing the due date for payment. In addition, the amendments also made it possible for a debtor to request a suspension of civil execution proceedings against personal assets during the special conciliation proceedings.

Moreover, under the amended Civil Rehabilitation Law, which came into force on April 1, 2001, a number of optional proceedings were adopted to allow the postponement of loan repayments, without adjudication of bankruptcy, for personal loans to bankrupt borrowers. One of the procedures based on the Law does not require the approval of creditors for a draft rehabilitation plan. In addition, in certain circumstances, it makes it possible to avoid losing a personal residence covered by a home loan through the application of the special provisions for home funds.

So far, large numbers of AIFUL Group customers have not requested legal protection from creditors as a result of these introductions to the legal system. However, in the event of an increase in the future due to economic trends and so on, it could lead to longer repayment plans for the Group's loans and a rise in bad debts. This could affect the performance of the AIFUL Group.

2. Capital Procurement Environment: Trends in the Borrowing Rate

A. Interest Rate Fluctuation Risk

The interest rate for the capital procurement of the AIFUL Group varies depending on the market environment and other factors. In order to minimize the risk of interest rate fluctuation, the Company hedges against increases in interest rates using interest caps and swaps in its efforts to reduce the impact of interest rate fluctuations. However, the performance of the AIFUL Group could be affected by future increases in interest rates.

B. Status of Capital Procurement and Diversification

The AIFUL Group has been seeking to diversify its fund raising methods to include borrowing from financial institutions, syndicate loans, corporate bonds, commercial paper and asset securitization. At present, the AIFUL Group considers that there are no difficulties in procuring loan funds. However, capital procurement on the same terms as at present may become difficult if financial institutions become reluctant to lend or borrowing terms deteriorate and the amount of borrowings falls due to a decline in the Company's creditworthiness, and this could affect the performance of the AIFUL Group.

3. Changes in Performance

The AIFUL Group has steadily expanded its earnings through product diversification to include not only specialist consumer finance but also home equity loans and small business loans and promoting diversification in its business to enter the installment sales and credit card businesses as well as loan guarantee partnerships with banks and M&A. Meanwhile, the very framework of the competitive environment surrounding the AIFUL Group is changing from competition in the traditional specialist consumer finance market to the fierce competition of a single overall consumer credit market, which includes banks, credit card companies, installment sales companies, and consumer finance specialists. Moreover, the rise in the number of applications for personal bankruptcy had had a significant impact on the increase in bad debts in the consumer finance industry. Although a decline in the growth rate in the number of applications for personal bankruptcy began to appear in July 2003, and the growth rate has been negative year-on-year since November 2003, it is forecast that the number of personal bankruptcies will remain at a high level as long as the high unemployment rate and the lack of growth in employment income due to the deterioration in the income and employment environments in recent years persists.

The performance of the AIFUL Group may be affected by these types of changes in the market environment.

4. Dislocation, Breakdown and Other Damage to Technology Systems, including Information Network System and Internet Services

The AIFUL Group depends on internal and external information and technology systems to manage its business, and this dependence on software, systems and networks to manage the business office network and the diversity of information that makes up the Group's business, including customer and account data is growing. The hardware and software used by the AIFUL Group could suffer damage or interruption by human errors, natural disasters, power outages, computer viruses, and other similar phenomena or be adversely affected by an interruption in support services provided by a third party, such as a telephone company or an Internet service provider. Such dislocation, breakdown, delay or other damage in information or technology systems could reduce the number of accounts established by new customers, delay the repayment of accrued balances, reduce the trust of consumers in the AIFUL Group's business, or result in other disadvantageous effects on the performance of the AIFUL Group.

The AIFUL Group seeks to duplicate both its hardware and telecommunications equipment to keep damage to a minimum by replacing equipment with backups when damage occurs. However, interruption to the operations of the AIFUL Group may be unavoidable in the event of natural disasters, such as earthquakes or typhoons.

5. Significant Lawsuits

The AIFUL Group is not currently contesting any significant lawsuits. However, the Group is aware of media coverage of claims for application of administrative penalties by certain groups because of the Group's loan collection practices, and it is aware that a number of related lawsuits have been lodged. The precise claims of the groups are not clear at present, but lawsuits could be brought in the future. As a result, new, unforeseen expenses could be incurred, and media coverage of such lawsuits could damage the Group's credibility. This may result in an impact on the acquisition of new customers, stock price formation and borrowing of funds, which may affect the performance of the AIFUL Group.

V Consolidated Interim Financial Statements

1. Consolidated Interim Balance Sheets

(In millions of yen - rounded down, %)

Category	Note No.	End of previous consolidated interim period (As of September 30, 2004) Amount		%	End of current consolidated interim period (As of September 30, 2005) Amount		%	Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2005) Amount		%
(Assets)										
I Current assets										
1. Cash and cash equivalents	*3		151,224			125,116			109,575	
2. Loans	*3.7.8		1,919,981			2,071,500			1,995,621	
3. Installment receivables	*3.5.7		168,116			215,438			192,401	
4. Operational investment securities			1,862			1,547			1,622	
5. Customers' liabilities for acceptances and guarantees			–			147,469			–	
6. Credit guarantee installment receivables			135,772			–			141,407	
7. Other operating receivables			9,861			10,346			10,489	
8. Inventory	*3		1,812			9,195			8,382	
9. Deferred tax assets			30,203			27,999			30,809	
10. Other	*3.4		59,978			50,013			58,746	
11. Allowance for bad debts			(134,758)			(135,359)			(137,935)	
Total current assets			2,344,056	93.5		2,523,268	94.2		2,411,119	93.7
II Fixed assets										
1 Tangible fixed assets										
(1) Land	*3	15,384			16,099			15,653		
(2) Other	*2.3	33,493	48,877		32,864	48,963		32,598	48,252	
2. Intangible fixed assets										
(1) Consolidation adjustment account		11,874			10,139			11,007		
(2) Other		22,913	34,788		21,080	31,220		20,809	31,816	
3. Investment and other fixed assets										
(1) Claims in bankruptcy	*8	27,878			32,266			28,535		
(2) Deferred tax assets		11,815			3,146			4,288		
(3) Other	*3.9	59,070			63,661			71,177		
(4) Allowance for bad debts		(20,438)	78,326		(23,423)	75,651		(21,547)	82,453	
Total fixed assets			161,992	6.5		155,836	5.8		162,522	6.3
III Deferred assets										
Bond issuing expenses		485			937			643		
Total deferred assets			485	0.0		937	0.0		643	0.0
Total assets			2,506,533	100.0		2,680,042	100.0		2,574,286	100.0

(In millions of yen - rounded down, %)

Category	Note No.	End of previous consolidated interim period (As of September 30, 2004) Amount	%	End of current consolidated interim period (As of September 30, 2005) Amount	%	Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2005) Amount	%
(Liabilities)							
I Current liabilities							
1. Notes & accounts payable - trade	*3	28,822		29,069		28,988	
2. Acceptances and guarantees		–		147,469		–	
3. Credit guarantees payable		135,772		–		141,407	
4. Short-term debts	*3	67,925		64,850		71,695	
5. Current portion of bonds		124,000		92,500		94,000	
6. Current portion of long-term debts	*3	440,357		455,948		436,661	
7. Commercial paper		10,000		23,000		–	
8. Income taxes payable		21,395		26,694		23,597	
9. Reserve for accrued bonuses		4,029		4,437		4,243	
10. Gains on deferred installments	*6	12,211		16,681		14,523	
11. Other	*3	42,382		44,178		43,750	
Total current liabilities		886,897	35.4	904,830	33.8	858,865	33.4
II Long-term liabilities							
1. Bonds		331,000		418,000		384,890	
2. Long-term debts	*3	683,834		668,900		686,212	
3. Deferred tax liabilities		–		2,105		–	
4. Allowance for retirement benefits for employees		2,145		8		687	
5. Allowance for retirement benefits for directors		1,376		1,470		1,419	
6. Other		18,911		16,674		19,474	
Total long-term liabilities		1,037,268	41.4	1,107,158	41.3	1,092,683	42.4
Total liabilities		1,924,165	76.8	2,011,989	75.1	1,951,548	75.8
(Minority interests)							
Minority interests		4,990	0.2	6,333	0.2	5,384	0.2
(Shareholders' equity)							
I Common stock		83,317	3.3	83,317	3.1	83,317	3.2
II Capital surplus	*1	104,147	4.2	104,125	3.9	104,125	4.0
III Retained earnings		387,480	15.5	468,857	17.5	427,609	16.6
IV Differences in evaluation of other marketable securities		3,902	0.1	8,474	0.3	5,363	0.2
V Treasury stock		(1,468)	(0.1)	(3,056)	(0.1)	(3,063)	(0.0)
Total shareholders' equity		577,377	23.0	661,718	24.7	617,352	24.0
Total liabilities, minority interests and shareholders' equity		2,506,533	100.0	2,680,042	100.0	2,574,286	100.0

2. Consolidated Interim Statement of Income

(In millions of yen - rounded down, %)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount		%	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount		%	Condensed consolidated statement of income for previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%
I Operating revenue										
1. Interest on loans to customers			231,372	90.3		245,054	89.8		466,429	90.0
2. Credit card revenue			4,274	1.7		5,022	1.9		9,090	1.7
3. Per-item credit revenue			8,282	3.2		9,066	3.3		17,200	3.3
4. Credit guarantee revenue			3,355	1.3		4,150	1.5		7,087	1.4
5. Financial revenue - other			73	0.0		17	0.0		144	0.0
6. Operating revenue - other										
Revenue from operational investment securities		227			134			664		
Collection of bad debts		3,991			4,659			7,719		
Other		4,827	9,045	3.5	4,696	9,490	3.5	10,077	18,462	3.6
Total operating revenue			256,404	100.0		272,802	100.0		518,416	100.0
II Operating expenses										
1. Financial expenses			20,271	7.9		18,940	6.9		39,682	7.7
2. Cost of sales										
Cost of sales of operational investment securities		93	93	0.0	63	63	0.0	357	357	0.0
3. Operating expenses - other	*1		170,155	66.4		178,825	65.6		343,660	66.3
Total operating expenses			190,520	74.3		197,829	72.5		383,700	74.0
Operating income			65,884	25.7		74,972	27.5		134,716	26.0
III Non-operating income										
1. Interest on loans		10			8			41		
2. Dividends received		108			192			140		
3. Dividends on insurance		54			414			766		
4. Gain on investment in anonymous association		–			141			–		
5. Gain on cancellation of leveraged leases		–			–			165		
6. Other		348	521	0.2	170	926	0.3	378	1,493	0.3
IV Non-operating expenses										
1. Interest expenses		96			2			189		
2. Loss on investment in anonymous association		597			78			616		
3. Other		98	792	0.3	59	141	0.0	109	914	0.2
Ordinary income			65,613	25.6		75,757	27.8		135,294	26.1
V Extraordinary income										
1. Gain on sale of fixed assets	*2	–			175			–		
2. Gain on sale of investment securities		350			16			712		
3. Allowance for bad debts from previous year		67			0			0		
4. Gain on liquidation of lease deposits and guarantees		28			142			33		
5. Gain from transfer of agency portion of employees' pension fund to government		207			–			207		
6. Gain on transfer to defined contribution pension system		–			421			208		
7. Other		–	653	0.3	–	755	0.2	21	1,184	0.2

(In millions of yen - rounded down, %)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount		%	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount		%	Condensed consolidated statement of income for previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%
VI Extraordinary losses										
1. Loss on sale of fixed assets	*3	183			5			383		
2. Loss on disposal of fixed assets		198			179			548		
3. Impairment losses	*5	–			743			–		
4. Loss on sale of investment securities		2			64			170		
5. Loss on valuation of investment securities		574			11			499		
6. Write-down of consolidation adjustment account	*4	3,830			–			3,830		
7. Dissolution fees for cancellation of contract		383			19			412		
8. Other		671	5,843	2.3	175	1,199	0.4	1,193	7,037	1.3
Net income before taxes for interim period			60,423	23.6		75,313	27.6		129,441	25.0
Corporate tax, local and enterprise taxes		21,524			26,190			41,025		
Adjustment on corporate tax, etc.		5,872	27,397	10.7	3,966	30,157	11.1	11,990	53,015	10.3
Gain on minority interests			310	0.1		945	0.3		702	0.1
Net income for interim period			32,715	12.8		44,210	16.2		75,723	14.6

3. Consolidated Interim Statement of Retained Earnings

(In millions of yen - rounded down)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount		Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount		Consolidated statement of retained earnings in previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	
(Capital surplus)							
I Capital surplus at the beginning of the year			104,125		104,125		104,125
II Increase in retained earnings							
Gain on price differences in disposal of treasury stock		21	21	–	–	–	–
III Capital surplus at the end of the interim period			104,147		104,125		104,125
(Retained earnings)							
I Retained earnings at the beginning of the year			357,705		427,609		357,705
II Increase in retained earnings							
Net income for the interim period		32,715	32,715	44,210	44,210	75,723	75,723
III Decrease in retained earnings							
1. Cash dividends		2,834		2,832		5,669	
2. Bonuses to directors		106		126		106	
3. Loss on price differences in disposal of treasury stock		–	2,940	4	2,963	42	5,819
IV Consolidated retained earnings at the end of the interim period			387,480		468,857		427,609

4. Consolidated Interim Statement of Cash Flows

(In millions of yen - rounded down)

		Previous consolidated interim period (Apr. 1, 2004 to Sep 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep 30, 2005)	Consolidated statement of cash flows in previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
Category	Note No.	Amount	Amount	Amount
I. Cash flow from operating activities				
Net income before taxes		60,423	75,313	129,441
Depreciation expenses		5,421	5,199	11,188
Impairment losses		–	743	–
Write-down of consolidation adjustment account		4,697	1,187	5,770
Loss on valuation of investment securities		574	11	499
Increase (decrease) in allowance for bad debts		1,518	(1,372)	5,002
Increase (decrease) in reserve for accrued bonuses		(15)	180	179
Increase (decrease) in allowance for retirement benefits for employees		(259)	(258)	(1,557)
Increase (decrease) in allowance for retirement benefits for directors		(706)	50	1
Non-operating interest on loans and cash dividends		(119)	(200)	(182)
Amortization of bond issuing expenses		202	259	591
Loss (gain) on sale of fixed assets		183	(169)	376
Loss on disposal of fixed assets		198	179	548
Increase on liquidation of lease deposits and guarantees		(28)	(142)	(33)
Loss (gain) on sale of investment securities		(348)	48	(542)
Gain from transfer of agency portion of employees' pension fund to government		(207)	–	(207)
Gain on transfer to defined contribution pension system		–	(421)	(208)
Bonuses paid to directors		(106)	(126)	(106)
Decrease (increase) in loans to customers		(68,007)	(68,483)	(134,434)
Decrease (increase) in installment receivables		(13,831)	(23,037)	(38,116)
Decrease (increase) in operational investment securities		265	74	505
Loss (gain) on other trade receivables		343	143	(283)
Decrease (increase) in claims in bankruptcy		(4,217)	(3,731)	(4,875)
Decrease (increase) in inventory		(485)	(806)	(7,052)
Decrease (increase) in pre-paid expenses		(216)	(2)	83
Decrease (increase) in long-term pre-paid expenses		1,002	739	1,815
Decrease (increase) in other current assets		5,003	3,774	5,207
Increase (decrease) in other current liabilities		2,980	2,579	6,174
Other		892	182	880
Subtotal		(4,841)	(8,084)	(19,335)
Non-operating interest on loans and cash dividends		119	200	182
Payments for corporate and other taxes		(26,956)	(23,094)	(44,256)
Cash flow from operating activities		(31,679)	(30,978)	(63,408)

(In millions of yen - rounded down)

		Previous consolidated interim period (Apr. 1, 2004 to Sep 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep 30, 2005)	Consolidated statement of cash flows in previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
Category	Note No.	Amount	Amount	Amount
II. Cash flow from investing activities				
Revenue from payment of term deposits		628	48	676
Funds provided by sales of investment securities		120	–	120
Decrease (increase) in trust beneficiary rights		1,000	–	1,000
Funds used for purchase of tangible fixed assets		(3,157)	(3,685)	(4,293)
Gain on sale of tangible fixed assets		199	369	411
Funds used for purchase of intangible fixed assets		(3,721)	(3,391)	(5,014)
Funds used for purchase of investment securities		(0)	(434)	(4,025)
Funds provided by sales of investment securities		551	526	2,314
Funds used for purchase of new subsidiaries	*2	(10,318)	–	(9,897)
Funds provided by sale of paid-in capital		308	–	–
Decrease (increase) in short-term receivables		14,263	5,047	14,991
Funds used for long-term loan receivables		–	–	(7,116)
Funds provided collection of long-term loan receivables		69	1,103	109
Funds used for purchases of investments and other assets		(10)	(15)	(13)
Funds provided from sales of investments and other assets		292	37	425
Other		(200)	759	(899)
Cash flow from investing activities		23	365	(11,211)
III. Cash flow from financing activities				
Increase in short-term debts		430,674	475,200	875,186
Repayment of short-term debts		(428,609)	(482,045)	(869,351)
Increase (decrease) in commercial paper		5,000	23,000	(5,000)
Increase in long-term debts		357,511	236,473	629,726
Repayments of long-term debts		(283,200)	(234,851)	(566,683)
Cash from issue of corporate bonds		29,810	95,056	113,153
Cash used for redemption of bonds		(30,000)	(64,000)	(90,000)
Payment for acquisition of treasury stock		–	–	(1,043)
Cash from disposal of treasury stock		614	2	–
Cash dividends paid		(2,834)	(2,832)	(5,669)
Cash flow from financing activities		78,968	46,004	80,318
IV. Effect of exchange rate changes on cash and cash equivalents		5	12	(5)
V. Increase (decrease) in cash and cash equivalents		47,317	15,404	5,692
VI. Balance of cash and cash equivalents at the beginning of period		98,329	108,965	98,329
VII. Increase in cash and cash equivalents from new consolidations		4,943	173	4,943
VIII. Balance of cash and cash equivalents at the end of the interim period	*1	150,590	124,542	108,965

5. Significant Accounting Policies Relating to the Interim Financial Statements

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 9 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City's Corporation, City Green Corporation, Wide Corporation, New Frontier Partners Co., Ltd.	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd., Passkey Co., Ltd and four other companies (includes two newly established companies)	(1) No. of consolidated subsidiaries: 10 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City's Corporation, City Green Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd.
	On April 1, 2004, there was a consolidation merger with Happy Credit Co., Ltd., as the surviving company, which then changed its name to Tryto Corporation. New Frontier Partners Co., Ltd., and Wide Corporation have been included in the scope of consolidation from the current consolidated interim period from the viewpoint of necessity for New Frontier Partners and through the acquisition of 100% of shares in Wide Corporation on June 30, 2004.	Passkey Co., Ltd., and two newly established companies have been included in the scope of consolidation from the current consolidated interim period from the viewpoint of necessity for Passkey and due to the establishment of the two new companies during the current interim period.	On April 1, 2004, Happy Credit Co., Ltd., Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., merged with Happy Credit as the surviving company, which then changed its name to Tryto Corporation. New Frontier Partners Co., Ltd., Wide Corporation and TCM Co., Ltd., have been included in the scope of consolidation from the current consolidated fiscal year from the viewpoint of necessity for New Frontier Partners, through the acquisition of 100% of issued shares in Wide Corporation on June 30, 2004, and the acquisition of 100% of issued shares in TCM on February 21, 2005.
	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(2) Names of non-consolidated subsidiaries Passkey Co., Ltd., and two others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.
2. Matters concerning the application of equity method accounting	Two non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Two non-consolidated subsidiaries and two affiliated companies, Sumishin Life Card Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Three non-consolidated subsidiaries and two affiliated companies, Sumishin Life Card Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
3. Matters concerning the interim settlement dates of consolidated subsidiaries	The interim fiscal period of Marutoh K.K. ends August 31. Interim financial statements as of this date are used in the preparation of the consolidated interim financial statements, with adjustments made for significant events taking place between balance sheet dates as necessary.	The interim fiscal period for consolidated subsidiary Passkey ends March 31. Interim financial statements as of this date are used in the preparation of the consolidated interim financial statements. The end of the interim fiscal period for other consolidated subsidiaries is the same as the end of the consolidated interim fiscal period.	The end of the fiscal year for consolidated subsidiaries is the same as the end of the consolidated fiscal year. Consolidated subsidiary Marutoh K.K. has changed its fiscal year-end to March 31.
4. Accounting principles used for standard accounting treatment	(1) Important asset valuation standards and valuation methods i) Marketable securities Marketable securities for trading purposes Market value method (sale price computed using the moving average method) Other marketable securities Securities valued at market: Market value method based on the market price on the settlement date of the consolidated interim period. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: Cost method, cost being determined by the moving average method ii) Inventories Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method Warehouse goods Latest purchase cost method	(1) Important asset valuation standards and valuation methods i) Marketable securities Marketable securities for trading purposes As on left Other marketable securities Securities valued at market: As on left Securities not valued at market: Cost method, cost being determined by the moving average method Investments in limited liability investment partnerships and other similar partnerships (regarded as marketable securities under paragraph 2, Article 2 of the Securities Exchange Law) take the net holding based on the most recent available report depending on the date for the statement of accounts specified in the partnership agreement. ii) Inventories Real estate for sale As on left Warehouse goods As on left Purchased claims Cost method, cost being determined by the specific cost method	(1) Important asset valuation standards and valuation methods i) Marketable securities Marketable securities for trading purposes As on left Other marketable securities Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: As on left ii) Inventories As on left

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(2) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years	(2) Depreciation methods for depreciable assets i) Tangible fixed assets As on left	(2) Depreciation methods for depreciable assets i) Tangible fixed assets As on left
	ii) Intangible fixed assets - Software Straight-line method based on the assumed useful life for internal use (5 years) - Others Straight-line method	ii) Intangible fixed assets As on left	ii) Intangible fixed assets As on left
	(3) Accounting standards for allowances and reserves i) Allowance for bad debts Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	(3) Accounting standards for allowances and reserves i) Allowance for bad debts As on left	(3) Accounting standards for allowances and reserves i) Allowance for bad debts As on left
	ii) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.	ii) Reserve for accrued bonuses As on left	ii) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.
	iii) Allowance for retirement benefits for employees Provision for employees' retirement benefits occurring at the end of the current consolidated interim period is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise.	iii) Allowance for retirement benefits for employees Some consolidated subsidiaries make provision for retirement benefits for employees by appropriating the amount it is judged will be incurred at the end of the current consolidated interim period based on the estimated retirement benefit obligations at the end of the current consolidated fiscal year.	iii) Allowance for retirement benefits for employees Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise.

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries received authorization from the Minister of Health, Labour and Welfare on September 30, 2004 to return the past portion of the agency portion of the employees' pension fund. The impact on consolidated profit and loss in the interim period is 207 million yen recorded as extraordinary income.	(Supplementary Information) AIFUL and some of its consolidated domestic subsidiaries obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service, which had not been determined as of March 31, 2005, has been determined during the current consolidated interim period. In addition, some consolidated domestic subsidiaries have transferred from the lump sum retirement benefit system to the defined contribution pension and advance retirement benefit systems. The accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1) apply to these accounting procedures. The impact of these transfers on consolidated profit and loss in the interim period is 421 million yen recorded as "Gain on transfer to defined contribution pension system" under extraordinary income.	(Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries received authorization from the Minister of Health, Labour and Welfare on September 30, 2004 to return the past portion of the agency portion of the employees' pension fund. The amount returned was confirmed on March 16, 2005. The impact on consolidated profit and loss in the current fiscal year is 207 million yen recorded as extraordinary income. AIFUL and some of its consolidated domestic subsidiaries obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service had not been determined as of March 31, 2005.
	iv) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated interim period, based upon the pertinent rules of the Commercial Code.	iv) Allowance for retirement benefits for directors As on left	iv) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated fiscal year, based upon the pertinent rules of the Commercial Code.
	(4) Accounting treatment of lease transactions In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	(4) Accounting treatment of lease transactions As on left	(4) Accounting treatment of lease transactions As on left

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(5) Hedge accounting methods i) Hedge accounting methods The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps that meet the requirements for special treatment as interest swaps and interest caps.	(5) Hedge accounting methods i) Hedge accounting methods The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	(5) Hedge accounting methods i) Hedge accounting methods As on left
	ii) Hedging methods and hedged transactions Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	ii) Hedging methods and hedged transactions a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	ii) Hedging methods and hedged transactions As on left
	iii) Hedging policy The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.	iii) Hedging policy The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	iii) Hedging policy As on left
	iv) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	iv) Evaluation of hedge effectiveness As on left	iv) Evaluation of hedge effectiveness As on left

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(6) Other Significant Accounting Policies Relating to the Interim Financial Statements i) Interest on loans to customers Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	(6) Other Significant Accounting Policies Relating to the Interim Financial Statements i) Interest on loans to customers As on left	(6) Other Significant Accounting Policies Relating to the Financial Statements i) Interest on loans to customers As on left
	ii) Accounting standards for credit revenue Commission charges from customers and franchised stores based upon add-on systems are treated as "gains on deferred installments" in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method. iii) Credit guarantee revenue Credit guarantee revenues are accounted for with the diminishing-balance method. iv) Accounting treatment of interest on debt Interest on debt used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses. v) Disposal method for deferred assets Bond issuing expenses Deferred assets are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code. vi) Accounting treatment of consumption taxes Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	ii) Accounting standards for credit revenue As on left iii) Credit guarantee revenue As on left iv) Accounting treatment of interest on debt As on left v) Disposal method for deferred assets Bond issuing expenses As on left vi) Accounting treatment of consumption taxes As on left	ii) Accounting standards for credit revenue As on left iii) Credit guarantee revenue As on left iv) Accounting treatment of interest on debt As on left v) Disposal method for deferred assets Bond issuing expenses As on left vi) Accounting treatment of consumption taxes As on left

Item	Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
5. Scope of Cash and Cash Equivalents in the Consolidated Interim Statement of Cash Flows	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	As on left	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.
6. Write-off of the consolidation adjustment account	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.	As on left	As on left

6. Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Interim Financial Statements

Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
—	(Accounting Standard for Impairment of Fixed Assets) The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current consolidated fiscal year. As a result, interim net income before taxes declined 743 million yen. Cumulative impairment losses are deducted directly from the value of assets based on the amended consolidated interim financial statement regulations.	—

7. Changes in Labeling Method

Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)
(Consolidated Interim Statement of Income) "Interest payments" were included in "Other" under Non-operating Expenses until the previous consolidated fiscal year, but exceeded 10/100 of non-operating expenses and are recorded as a separate category. The amount of interest payments in the previous consolidated interim period was 87 million yen.	(Consolidated Interim Balance Sheets) The balances of guarantee obligations related to guarantee operations were hitherto recorded as Credit guarantee installment receivables under Current Assets and Credit guarantees payable under Current Liabilities on the consolidated interim balance sheet. However, with the change in the method of recording the balance of guarantee obligations on the interim balance sheet to Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the interim balance sheets of AIFUL, and the same method has been adopted for the consolidated interim balance sheets.

8. Notes

A. Notes to the Consolidated Balance Sheet for the Interim Period

End of previous consolidated interim period (As of September 30, 2004)	End of current consolidated interim period (As of September 30, 2005)	End of previous consolidated fiscal year (As of March 31, 2005)
*1 Capital surplus includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.	*1 As on left	*1 As on left
*2 Cumulative amortization of tangible fixed assets 35,233 million yen	*2 Cumulative amortization of tangible fixed assets 38,446 million yen	*2 Cumulative amortization of tangible fixed assets 36,922 million yen
*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 546 Loans 885,864 Installment receivables 51,508 Inventory 117 Land 1,470 Tangible fixed assets (other) 951 Investment and other fixed assets (other) 25 Total 940,483	*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 334 Loans 631,716 Installment receivables 67,920 Inventory 109 Land 563 Tangible fixed assets (other) 843 Total 701,488	*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 532 Loans 855,522 Installment receivables 58,730 Inventory 113 Land 1,470 Tangible fixed assets (other) 919 Total 917,288
(2) Corresponding liabilities (In millions of yen) Short-term debt 47,880 Current portion of long-term debt 236,980 Long term debts 384,236 Current liabilities (other) 185 Total 669,282	(2) Corresponding liabilities (In millions of yen) Notes & accounts payable - trade 101 Short-term debt 48,310 Current portion of long-term debt 184,159 Current liabilities (other) 245,276 Total 477,847	(2) Corresponding liabilities (In millions of yen) Short-term debt 53,240 Current portion of long-term debt 229,617 Long term debts 380,695 Current liabilities (other) 170 Total 663,723
Above amounts include items related to the securitization of loans receivables, 356,743 million yen for outstanding loans receivables, 34,403 million yen for the current portion of long-term debt, and 101,702 million yen for the long-term debt. The matters below are not included in the aforementioned amounts. The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 77,410 million yen for the current portion of long-term debt, and 79,887 million yen in long-term debt, totaling 157,298 million yen. The Company has also offered 4,332 million yen in cash and cash equivalents as collateral for swap transactions.	Above amounts include items related to the securitization of loans receivables, 310,485 million yen for outstanding loans receivables, 35,026 million yen for the current portion of long-term debt, and 81,675 million yen for the long-term debt. The matters below are not included in the aforementioned amounts. The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 500 million yen for short term debt, 99,113 million yen for the current portion of long-term debt, and 156,930 million yen in long-term debt, totaling 256,543 million yen. The Company has also offered 3,466 million yen in cash and cash equivalents as collateral for swap transactions.	Above amounts include items related to the securitization of loans receivables, 344,038 million yen for outstanding loans receivables, 33,276 million yen for the current portion of long-term debt, and 100,989 million yen for the long-term debt. The matters below are not included in the aforementioned amounts. The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 400 million yen for short term debt, 76,016 million yen for the current portion of long-term debt, and 77,995 million yen in long-term debt, totaling 154,411 million yen. The Company has also offered 4,456 million yen in cash and cash equivalents as collateral for swap transactions.

End of previous consolidated interim period (As of September 30, 2004)

—

*5 Installment receivables

(In millions of yen)	
Card shopping	49,035
Per item shopping	119,080
Other	0
Total	168,116

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	377	4,233	4,237	373 (62)
Per item shopping	9,937	9,636	8,151	11,423 (1,218)
Guarantees	428	1,947	2,011	364 (0)
Loans	82	40,964	40,997	49 (-)
Total	10,826	56,782	55,396	12,211 (1,280)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 213,778 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)	
Loans	119,744
Installment receivables	94,033
Total	213,778

End of current consolidated interim period (As of September 30, 2005)

—

*5 Installment receivables

(In millions of yen)	
Card shopping	70,360
Per item shopping	145,078
Total	215,438

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	532	5,480	4,981	1,031 (354)
Per item shopping	13,646	10,639	8,926	15,358 (1,706)
Guarantees	315	2,077	2,117	275 (-)
Loans	29	44,713	44,725	16 (-)
Total	14,523	62,910	60,751	16,681 (2,060)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 166,278 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)	
Loans	98,621
Installment receivables	67,657
Total	166,278

End of previous consolidated fiscal year (As of March 31, 2005)

*4 Assets pledged as collateral and corresponding market values

Commercial paper 4,998 millions of yen

*5 Installment receivables

(In millions of yen)	
Card shopping	55,971
Per item shopping	136,430
Other	0
Total	192,401

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	377	9,162	9,007	532 (114)
Per item shopping	9,937	20,638	16,930	13,646 (1,492)
Guarantees	428	3,930	4,043	315 (0)
Loans	82	83,170	83,224	29 (-)
Total	10,826	116,902	113,205	14,523 (1,606)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 184,027 million yen at the end of the consolidated fiscal year. The break down was as follows:

(In millions of yen)	
Loans	99,580
Installment receivables	84,447
Total	184,027

End of previous consolidated interim period (As of September 30, 2004)

*8 Securitization of receivables

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	8,080	25,564	33,645
Loans in arrears	30,782	26,906	57,688
Loans in arrears longer than 3 months	15,409	4,760	20,170
Loans with adjusted terms	57,048	1,875	58,923
Total	111,321	59,107	170,428

Explanations for each of the above items follow:

(Claims in bankruptcy)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Loans in arrears longer than 3 months)

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

(Loans with adjusted terms)

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

End of current consolidated interim period (As of September 30, 2005)

*8 Securitization of receivables

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,517	26,858	33,375
Loans in arrears	32,719	28,080	60,799
Loans in arrears longer than 3 months	16,770	6,680	23,451
Loans with adjusted terms	62,615	3,746	66,361
Total	118,622	65,365	183,987

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

(Loans with adjusted terms)

As on left

End of previous consolidated fiscal year (As of March 31, 2005)

*8 Securitization of receivables

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,240	24,779	31,019
Loans in arrears	31,551	28,731	60,283
Loans in arrears longer than 3 months	14,846	6,202	21,049
Loans with adjusted terms	59,780	3,003	62,784
Total	112,418	62,717	175,136

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

(Loans with adjusted terms)

As on left

End of previous consolidated interim period (As of September 30, 2004)	End of current consolidated interim period (As of September 30, 2005)	End of previous consolidated fiscal year (As of March 31, 2005)
*9 Gains and losses related to hedging methods are recorded under "other" in "investments and other assets" on a net basis. The total deferred hedge loss before being netted out was 18,298 million yen. Total deferred hedge gains were 147 million yen.	*9 Gains and losses related to hedging methods are recorded under "other" in "investments and other assets" on a net basis. The total deferred hedge loss before being netted out was 15,926 million yen. Total deferred hedge gains were 38 million yen.	*9 Gains and losses related to hedging methods are recorded under "other" in "investments and other assets" on a net basis. The total deferred hedge loss before being netted out was 19,001 million yen. Total deferred hedge gains were 31 million yen.

B. Notes to the Consolidated Interim Statement of Income

Previous consolidated interim period (April 1, 2004 to September 30, 2004)	Current consolidated interim period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses 11,669 Transfer to allowance for bad debts 77,945 Employee salaries and bonuses 18,659 Transfer to allowance for bonus payments 3,908 Commissions 12,016	*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses 14,645 Transfer to allowance for bad debts 76,390 Employee salaries and bonuses 20,426 Transfer to allowance for bonus payments 4,380 Commissions 13,454	*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses 23,669 Transfer to allowance for bad debts 143,493 Employee salaries and bonuses 41,340 Transfer to allowance for bonus payments 4,209 Commissions 25,556
—	*2 Breakdown of gains on sale of fixed assets is as follows: (In millions of yen) Land 172 Other 2 Total 175	—
*3 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 82 Land 31 Other 69 Total 183	*3 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 0 Land 1 Other 2 Total 5	*3 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 170 Land 110 Other 101 Total 383
*4 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.	—	*4 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.

Previous consolidated interim period (April 1, 2004 to September 30, 2004)

—

Current consolidated interim period (April 1, 2005 to September 30, 2005)

*5 Impairment losses

The AIFUL Group recorded the following impairment losses in the current consolidated interim period.

(1) Assets with recognized impairment losses

Location	Use	Category
Kyoto, Kyoto Prefecture	Buildings for lease	Land and buildings, etc.
Osaka, Osaka Prefecture	Rental apartments	Land and buildings, etc.
Utsunomiya, Tochigi Prefecture	Idle real estate	Land and buildings, etc.
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

(2) Asset grouping method

The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping.

(3) Background to recognition of impairment losses

The AIFUL Group recognizes impairment losses due to a marked fall in the market price or a deterioration in income from operating activities with respect to some real estate for lease or due to a marked decline in the net sale value from the book value for idle real estate.

(4) Amount of Impairment Losses

	(In millions of yen)
Buildings and structures	227
Equipment and fittings	0
Land	516
Total	743

(5) Method of calculation for recoverable value

Recoverable value is measured using net sale value for idle real estate and the higher of use value or net sale value for real estate for lease.

When use value is used, future cash flow is discounted by 1.85%, and when net sale value is used, the calculation is based on an appraised value by a real estate appraiser.

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

—

C. Note to the Consolidated Statement of Cash Flows for the Interim Period

Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheet for the interim period: (In millions of yen) Cash and cash equivalents account 151,224 Term deposits with maturity greater than 3 months (633) Cash and cash equivalents 150,590	*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheet for the interim period: (In millions of yen) Cash and cash equivalents account 125,116 Term deposits with maturity greater than 3 months (573) Cash and cash equivalents 124,542	*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheet for the interim period: (In millions of yen) Cash and cash equivalents account 109,575 Term deposits with maturity greater than 3 months (609) Cash and cash equivalents 108,965
*2 Breakdown of primary assets and liabilities of company that became a new subsidiary due to stock acquisition The breakdown of the assets and liabilities at the start of the consolidated period following the consolidation of Wide Corporation through stock acquisition, the acquisition price of Wide Corporation shares, and the relationship to expenditures (net) made to acquire Wide Corporation are as follows: (In millions of yen) Current assets 71,170 Fixed assets 6,522 Consolidation adjustment account 4,378 Current liabilities (30,953) Long-term liabilities (34,278) Acquisition price of Wide Corporation's shares 16,839 Wide Corporation's balance of cash and cash equivalents at start of fiscal period (6,521) Deduction for expenditures to acquire Wide Corporation 10,318	—	*2 Breakdown of primary assets and liabilities of company that became a new subsidiary due to stock acquisition The breakdown of the assets and liabilities at the start of the consolidated period following the consolidation of Wide Corporation and TCM Co., Ltd., through stock acquisition, the acquisition price of Wide Corporation and TCM Co., Ltd., shares, and the relationship to expenditures (net) made to acquire Wide Corporation and TCM Co., Ltd., are as follows: (In millions of yen) Current assets 80,284 Fixed assets 7,319 Consolidation adjustment account 4,584 Current liabilities (31,061) Long-term liabilities (44,276) Acquisition price of shares 16,849 Balance of cash and cash equivalents at start of fiscal period (6,952) Deduction for expenditures to acquire Wide Corporation and TCM Co., Ltd. 9,897

D. Notes to Lease Transaction

Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2005)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	2	6
Machinery and vehicles	293	146	147
Equipment and fixtures	23,207	14,419	8,787
Total	23,510	14,568	8,941

ii) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	4,720
Over one year	4,250
Total	8,970

iii) Amount of lease fee payments, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payments	3,185
Depreciation expenses	2,984
Interest expenses	134

iv) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method.

v) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	4	4
Machinery and vehicles	99	52	46
Equipment and fixtures	15,773	10,279	5,493
Total	15,882	10,336	5,545

ii) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	3,126
Over one year	2,423
Total	5,550

iii) Amount of lease fee payments, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payments	2,382
Depreciation expenses	2,230
Interest expenses	81

iv) Accounting method for the amount equivalent to depreciation expenses

As on left

v) Accounting method for the amount equivalent to interest expenses

As on left

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	3	5
Machinery and vehicles	313	170	143
Equipment and fixtures	19,555	12,755	6,800
Total	19,878	12,929	6,949

ii) Outstanding balance of future lease payments at the end of the fiscal year

(In millions of yen)

Within one year	3,790
Over one year	3,108
Total	6,899

iii) Amount of lease fee payments, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payments	6,802
Depreciation expenses	6,240
Interest expenses	237

iv) Accounting method for the amount equivalent to depreciation expenses

As on left

v) Accounting method for the amount equivalent to interest expenses

As on left

Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2005)	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
2 Operating lease transactions i) Future lease payments (In millions of yen) Within one year 100 Over one year 174 Total 275	2 Operating lease transactions i) Future lease payments (In millions of yen) Within one year 340 Over one year 166 Total 506	2 Operating lease transactions i) Future lease payments (In millions of yen) Within one year 109 Over one year 140 Total 250

E. Marketable Securities

(1) End of the previous consolidated interim period (Sep. 30, 2004)

i) Marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheet	Difference
Other marketable securities Stocks	6,426	12,821	6,395
Total	6,426	12,821	6,395

Note: In the current consolidated interim period, 166 million yen was treated as impairment losses on other marketable securities with market value. In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Marketable securities without market price

(In millions of yen)

Segment	Value stated on interim consolidated balance sheet
Other marketable securities	
a. Non-listed stocks (excludes OTC stocks and includes preferred stocks)	1,503
b. Senior subscription certificates	1,500

Note: In the current consolidated interim period, 408 million yen was treated as impairment losses on other marketable securities without market prices.

(2) End of the current consolidated interim period (Sep. 30, 2005)

i) Marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheet	Difference
Other marketable securities Stocks	8,445	22,465	14,020
Total	8,445	22,465	14,020

Note: In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Marketable securities without market price

(In millions of yen)

Segment	Value stated on interim consolidated balance sheet
Other marketable securities	
a. Non-listed stocks (excludes OTC stocks and includes preferred stocks)	1,749
b. Senior subscription certificates	1,500
c. Investments in limited liability investment partnerships	3,398

Note: In the current consolidated interim period, 11 million yen was treated as impairment losses on other marketable securities without market prices.

(3) End of the previous consolidated fiscal year (Mar. 31, 2005)

i) Marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Other marketable securities			
Stocks	8,753	17,621	8,867
Total	8,753	17,621	8,867

Note: In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Marketable securities without market price

(In millions of yen)

Segment	Value stated on consolidated balance sheet
Other marketable securities	
a. Non-listed stocks (excluding OTC stocks)	1,681
b. Investments in limited liability investment partnerships	3,313
c. Other	1,500

Note: In the current consolidated fiscal year, 499 million yen was treated as impairment losses on other marketable securities without market prices.

F. Derivative Transactions

	End of previous consolidated interim period (September 30, 2004)	End of current consolidated interim period (September 30, 2005)	End of previous consolidated fiscal year (March 31, 2005)
Derivative Transactions	There are no relevant transactions due to the adoption of hedge accounting	As on left	As on left

G. Segment Information

	Previous consolidated interim period (April 1, 2004 to September 30, 2004)	Current consolidated interim period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating income in all of the Company's business segments.	As on left	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.
By region	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left	As on left

H. Per Share Information

(Yen)

	Previous consolidated interim period (April 1, 2004 to September 30, 2004)	Current consolidated interim period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
Net assets per share	6,107.79	4,672.82	6,538.03
Net income per share	346.18	312.20	800.36
Diluted net income per share	346.12	312.13	800.30

The Company conducted a 1:1.5 stock split on May 23, 2005.
Assuming that the stock split was conducted at the beginning of the previous fiscal year, per share information is as follows.

	Previous consolidated interim period	Previous consolidated fiscal year
Net assets per share	4,071.86	4,358.69
Net income per share	230.79	533.57
Diluted net income per share	230.75	533.53

Note: Basis for calculation of net income per share and diluted income per share

	Previous consolidated interim period (April 1, 2004 to September 30, 2004)	Current consolidated interim period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
Net income per share for the interim period			
Net income	32,715 million yen	44,210 million yen	75,723 million yen
Amount not returned to common stock shareholders	—	—	126 million yen
Includes directors' bonuses distribution of profit	(—)	(—)	(126 million yen)
Net income relating to common stock	32,715 million yen	44,210 million yen	75,596 million yen
Average number of shares of common stock during the period	94,502,580 shares	141,608,423 shares	94,453,068 shares
Diluted net income per share			
Increase in number of common stock	16,064 shares	34,385 shares	7,336 shares
(of which stock options through acquisition of treasury stock)	(16,064 shares)	(14,170 shares)	(6,399 shares)
(of which warrants)	(—)	(20,215 shares)	(937 shares)
Outline of stock not included in diluted net income per share due to lack of dilutary effect	—	—	—

I. Significant Subsequent Events

Previous consolidated interim period (April 1, 2004 to September 30, 2004)	Current consolidated interim period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
—	—	Based on the resolution of the Board of Directors' meeting on February 21, 2005, the Company is issuing new stock through the stock split as follows. 1. A 1:1.5 split as of May 23, 2005. (1) Increase in number of shares due to stock split Ordinary shares 47,345,000 (2) Method of split A 1:1.5 stock split will be applied to the number of shares owned by shareholders listed in the register of shareholders and the register of beneficial shareholders at the close of March 31, 2005. 2. Initial date in reckoning for dividend April 1, 2005. Per share information for the previous consolidated fiscal year assuming that the stock split had been conducted at the beginning of the previous fiscal year and per share information for the current consolidated fiscal year assuming that the stock split had been conducted at the beginning of the current fiscal year are as below.

(Yen)

	Previous consolidated fiscal year	Current consolidated fiscal year
Net assets per share	3,863.05	4,358.69
Net income per share	440.65	533.57
Diluted net income per share	–	533.53

V. Results of Operations

1. Operating Revenue

(In millions of yen)

Item		Previous consolidated interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount	%	Current consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount	%	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	%
Interest on loans to customers	Unsecured loans	193,309	75.4	202,463	74.2	387,839	74.8
	Secured loans	27,995	10.9	28,473	10.4	56,531	10.9
	Small business loans	10,067	4.0	14,117	5.2	22,059	4.3
	Sub-total	231,372	90.3	245,054	89.8	466,429	90.0
Credit card revenue		4,274	1.7	5,022	1.9	9,090	1.7
Per-item credit revenue		8,282	3.2	9,066	3.3	17,200	3.3
Credit guarantee revenue		3,355	1.3	4,150	1.5	7,087	1.4
Other financial revenue	Interest on deposits	1	0.0	1	0.0	2	0.0
	Interest on marketable securities	0	0.0	0	0.0	0	0.0
	Interest on loans	56	0.0	–	–	111	0.0
	Other	16	0.0	16	0.0	31	0.0
	Sub-total	73	0.0	17	0.0	144	0.0
Other operating revenue	Bad debt write-off recovery	3,991	1.5	4,659	1.7	7,719	1.5
	Other	5,054	2.0	4,831	1.8	10,742	2.1
	Sub-total	9,045	3.5	9,490	3.5	18,462	3.6
Total		256,404	100.0	272,802	100.0	518,416	100.0

Note: "Other" included in other operating revenue includes collection of purchased claims and card membership fees.

2. Other Operating Indicators

(In millions of yen)

Item		End of previous interim period (As of Sep. 30, 2004)	End of current interim period (As of Sep. 30, 2005)	End of previous fiscal year (As of Mar. 31, 2005)
Total amount of loans outstanding	Unsecured loans	1,590,255	1,673,488	1,622,032
	Secured loans	348,178	353,452	352,213
	Small business loans	101,291	143,180	120,955
	Sub-total	2,039,725	2,170,122	2,095,201
Number of customer accounts	Unsecured loans	3,580,569	3,668,570	3,618,577
	Secured loans	96,809	102,328	99,827
	Small business loans	67,350	88,393	77,737
	Sub-total	3,744,728	3,859,291	3,796,141
Number of branches	Staffed branches	864	893	884
	Unstaffed branches	1,409	1,572	1,442
	Sub-total	2,273	2,465	2,326
Number of loan-contracting machines		2,130	2,202	2,170
Number of Automatic processing machines for loan applications		–	100	7
Number of ATMs	Company-owned	2,307	2,315	2,292
	Partner-owned	133,497	154,888	146,413
	Sub-total	135,804	157,203	148,705
Number of employees		6,540	6,807	6,510
Bad debt write-off		72,959	75,476	145,327
Allowance for bad debts		155,196	158,782	159,483
Net income per share (yen)		346.18	312.20	800.36
Net assets per share (yen)		6,107.79	4,672.82	6,538.03

Notes:
1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 98,621 million yen at the end of the current consolidated interim period, 119,744 million yen at the end of the previous consolidated interim period, and 99,580 million yen at the end of the previous consolidated fiscal year have been included.
2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 2,465 million yen in the current consolidated interim period, 3,352 million yen in previous consolidated interim period, and 5,043 million yen in the previous consolidated fiscal year.

FASF MEMBERSHIP

November 1, 2005

Interim Financial Statements (Non-Consolidated)

For the fiscal year ending March 31, 2006

AIFUL Corporation
Stock Code: 8515
(URL http://www.aiful.co.jp)
Stock Exchange: Tokyo, Osaka
Headquarters: Kyoto City

Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503 - 6050

Date of the Board of Directors' meeting to approve financial statements: November 1, 2005
Interim dividends payment: Yes
Commencement of the interim dividends payment: December 9, 2005
The Company adopted the "Tangen" credit unit system: Yes (One Tangen of stock at AIFUL Corporation is equivalent to 50 shares)

I. Non-Consolidated Business Results for the Interim Period (April 1, 2005 – September 30, 2005)

1. Non-Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

(In millions of yen – rounded down, except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Interim Period Ended September 30, 2005	172,607	1.6%	56,376	6.4%	59,663	9.1%
Interim Period Ended September 30, 2004	169,969	1.9%	52,961	28.6%	54,686	28.3%
Fiscal Year Ended March 31, 2005	340,615	1.7%	107,581	13.0%	112,533	13.7%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2005	35,569	17.8%	251.18	251.12
Interim Period Ended September 30, 2004	30,189	42.0%	319.46	319.40
Fiscal Year Ended March 31, 2005	67,301	26.8%	711.20	711.14

Notes: (1) Average number of shares during: Interim period ended September 30, 2005: 141,608,423 shares
Interim period ended September 30, 2004: 94,502,580 shares
Fiscal year ended March 31, 2005: 94,453,068 shares
(2) Changes in accounting policies: Yes
(3) Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.

2. Dividend Information

	Dividends per Share (in Yen)	
	Interim	Year-end
Interim Period Ended September 30, 2005	30.00	–
Interim Period Ended September 30, 2004	30.00	–
Fiscal Year Ended March 31, 2005	–	60.00

3. Non-Consolidated Financial Position

(In millions of yen – rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Interim Period Ended September 30, 2005	2,129,976	619,847	29.1	4,377.15
Interim Period Ended September 30, 2004	1,988,406	550,234	27.7	5,820.66
Fiscal Year Ended March 31, 2005	2,033,547	584,308	28.7	6,188.00

Notes: (1) Number of shares issued and outstanding: Interim period ended September 30, 2005: 141,610,000 shares
Interim period ended September 30, 2004: 94,531,358 shares
Fiscal year ended March 31, 2005: 94,405,535 shares

(2) Total number of treasury stocks at the end of: Interim period ended September 30, 2005: 425,000 shares
Interim period ended September 30, 2004: 158,642 shares
Fiscal year ended March 31, 2005: 284,465 shares

(3) AIFUL implemented a 1:1.5 stock split on May 23, 2005.

II. Full Year Forecast (April 1, 2005 - March 31, 2006)

(In millions of yen – rounded down, except where noted)

	Operating Revenue	Ordinary Income	Net Income	Dividends per Share (in Yen)	
				Interim	Year-end
Fiscal Year Ending March 31, 2006	346,097	121,000	71,934	30.00	60.00

Reference:
Forecast for earnings per share for fiscal year ending March 31, 2006: 507.97 yen

Caution Relating to Results Forecasts
The above forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)

I. Interim Non-Consolidated Financial Statements

1. Interim Non-Consolidated Balance Sheets

(In millions of yen – rounded down, %)

Category	Note No.	End of previous interim period (As of September 30, 2004) Amount		%	End of current interim period (As of September 30, 2005) Amount		%	Condensed balance sheets for previous fiscal year (As of March 31, 2005) Amount		%
(Assets)										
I. Current assets										
1. Cash and cash equivalents		95,767			80,166			67,535		
2. Loans	*2.3.5	1,459,310			1,492,898			1,471,767		
3. Customers' liabilities for acceptances and guarantees		–			52,668			–		
4. Property for sale	*2	174			163			168		
5. Deferred tax assets		10,051			9,444			8,203		
6. Short-term loans	*4	5,915			139			5,187		
7. Other	*2	32,825			31,784			33,114		
8. Allowance for bad debts		(81,750)			(78,392)			(81,928)		
Total current assets			1,522,294	76.6		1,588,874	74.6		1,504,048	74.0
II. Fixed assets										
1. Tangible fixed assets										
(1) Land		5,612			6,762			5,612		
(2) Other	*1	23,417			23,380			22,882		
Total tangible fixed assets		29,030			30,143			28,495		
2. Intangible fixed assets		11,646			10,945			11,484		
3. Investment and other fixed assets										
(1) Stock in affiliated companies		131,704			135,255			131,754		
(2) Claims in bankruptcy	*5	26,877			28,315			25,278		
(3) Long-term loans to affiliated companies		237,853			302,864			298,223		
(4) Deferred tax assets		975			–			14		
(5) Loss on deferred hedge	*7	18,151			15,888			18,970		
(6) Other		29,095			37,247			33,782		
(7) Allowance for bad debts		(19,674)			(20,483)			(19,124)		
Total investment and other fixed assets		424,983			499,088			488,898		
Total fixed assets			465,660	23.4		540,176	25.4		528,877	26.0
III. Deferred assets										
Bond issuing expenses		451			925			621		
Total deferred assets			451	0.0		925	0.0		621	0.0
Total assets			1,988,406	100.0		2,129,976	100.0		2,033,547	100.0

(In millions of yen – rounded down, %)

Category	Note No.	End of previous interim period (As of September 30, 2004)			End of current interim period (As of September 30, 2005)			Condensed balance sheets for previous fiscal year (As of March 31, 2005)		
		Amount		%	Amount		%	Amount		%
(Liabilities)										
I. Current liabilities										
1. Notes payable - trade		4,869			5,063			4,598		
2. Acceptance and guarantees		–			52,668			–		
3. Short-term debts		12,000			10,000			15,000		
4. Current portion of bonds		124,000			92,500			94,000		
5. Current portion of long-term debts	*2	347,555			354,428			348,065		
6. Income taxes payable		20,800			25,573			22,544		
7. Reserve for accrued bonuses		2,327			2,379			2,386		
8. Other		11,640			12,750			11,689		
Total current liabilities			523,193	26.3		555,364	26.1		498,285	24.5
II. Long-term liabilities										
1. Bonds		321,000			408,000			374,890		
2. Long term debts	*2	575,054			528,370			556,659		
3. Deferred tax liabilities		–			2,105			–		
4. Allowance for retirement benefits for employees		214			–			319		
5. Allowance for retirement benefits for directors		1,170			1,262			1,209		
6. Interest swaps		17,509			14,843			17,834		
7. Other		29			182			41		
Total long-term liabilities			914,978	46.0		954,764	44.8		950,954	46.8
Total liabilities			1,438,172	72.3		1,510,129	70.9		1,449,239	71.3
(Shareholders' equity)										
I. Common stock			83,317	4.2		83,317	3.9		83,317	4.1
II. Capital surplus										
1. Capital reserves		90,225			90,225			90,225		
2. Other capital surplus		21			–			–		
Total capital surplus			90,246	4.6		90,225	4.2		90,225	4.4
III. Retained earnings										
1. Earned surplus reserves		1,566			1,566			1,566		
2. Voluntary reserves		336,822			395,496			336,822		
3. Unappropriated retained earnings for the period		35,923			44,088			70,156		
Total retained earnings			374,311	18.8		441,150	20.7		408,545	20.1
IV. Differences in evaluation of other marketable securities			3,828	0.2		8,210	0.4		5,284	0.3
V. Treasury stock			(1,468)	(0.1)		(3,056)	(0.1)		(3,063)	(0.2)
Total shareholders' equity			550,234	27.7		619,847	29.1		584,308	28.7
Total liabilities and shareholders' equity			1,988,406	100.0		2,129,976	100.0		2,033,547	100.0

2. Interim Non-Consolidated Statement of Income

(In millions of yen – rounded down, %)

Category	Note No.	Previous interim period (Apr. 1 to Sep. 30, 2004) Amount		%	Current interim period (Apr. 1 to Sep. 30, 2005) Amount		%	Condensed statement of income for previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%
I. Operating revenue										
1. Interest on loans to customers		165,084		97.1	167,521		97.1	330,528		97.0
2. Financial revenue - other		57		0.0	1		0.0	113		0.0
3. Operating revenue - other		4,826		2.9	5,085		2.9	9,973		3.0
Total operating revenue			169,969	100.0		172,607	100.0		340,615	100.0
II. Operating expenses										
1. Financial expenses		16,299		9.6	15,771		9.1	32,593		9.6
2. Operating expenses - other		100,708		59.2	100,459		58.2	200,441		58.8
Total operating expenses			117,007	68.8		116,231	67.3		233,034	68.4
Operating income			52,961	31.2		56,376	32.7		107,581	31.6
III. Non-operating income	*1		2,352	1.4		3,406	2.0		5,647	1.6
IV. Non-operating expenses	*2		627	0.4		119	0.1		694	0.2
Ordinary income			54,686	32.2		59,663	34.6		112,533	33.0
V. Extraordinary income			559	0.3		286	0.1		894	0.3
VI. Extraordinary losses			384	0.2		224	0.1		662	0.2
Net income before taxes for interim period			54,861	32.3		59,726	34.6		112,765	33.1
Corporate tax, local and enterprise taxes		20,937			25,277			39,913		
Adjustment on corporate tax, etc.		3,734	24,671	14.5	(1,120)	24,156	14.0	5,550	45,464	13.3
Net income for interim period			30,189	17.8		35,569	20.6		67,301	19.8
Retained earnings brought forward			5,733			8,523			5,733	
Loss on price differences in disposal of treasury stock			–			4			42	
Interim dividends			–			–			2,835	
Unappropriated retained earnings for the period			35,923			44,088			70,156	

3. Significant Accounting Policies Relating to the Interim Financial Statements

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2004)	Current interim period (Apr. 1, 2004 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
1. Appraisal standards and methods for principal assets	(1) Marketable securities Subsidiaries stock and stock in affiliated companies Cost method, cost being determined by the moving average method Other marketable securities - Securities valued at market: Market value method based on the market price on the settlement date of the interim period All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: Cost method, cost being determined by the moving average method	(1) Marketable securities Subsidiaries stock and stock in affiliated companies As on left Other marketable securities - Securities valued at market: As on left - Securities not valued at market: Cost method, cost being determined by the moving average method Investments in limited liability investment partnerships and other similar partnerships (regarded as marketable securities under paragraph 2, Article 2 of the Securities Exchange Law) take the net holding based on the most recent available report depending on the date for the statement of accounts specified in the partnership agreement.	(1) Marketable securities Subsidiaries stock and stock in affiliated companies As on left Other marketable securities - Securities valued at market: Market value method based on the market prices on the settlement date of the interim period All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: As on left
	(2) Inventories Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method	(2) Inventories As on left	(2) Inventories As on left
2. Depreciation methods for depreciable assets	(1) Tangible fixed assets: Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fittings 3-20 years (2) Intangible fixed assets: Software: Straight-line method based on the assumed useful life for internal use (5 years) Other: Straight-line method	(1) Tangible fixed assets: As on left (2) Intangible fixed assets: As on left	(1) Tangible fixed assets: As on left (2) Intangible fixed assets: As on left

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2004)	Current interim period (Apr. 1, 2004 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
3. Accounting standards for allowances and reserves	(1) Allowance for bad debts Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	(1) Allowance for bad debts As on left	(1) Allowance for bad debts As on left
	(2) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.	(2) Reserve for accrued bonuses As on left	(2) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.
	(3) Allowance for retirement benefits for employees Provision for employees' retirement benefits occurring at the end of the current interim period is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL received authorization from the Minister of Health, Labour and Welfare on September 20, 2004 to return the past portion of the substitutional portion of the employees' pension fund. The impact on profit and loss in the interim period is 207 million yen recorded as extraordinary income.	(3) Allowance for retirement benefits for employees — (Supplementary Information) AIFUL obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service, which had not been determined as of March 31, 2005, has been determined during the current interim period. With the determination of the amount, AIFUL has applied the accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1). The impact of these transfers on profit and loss in the interim period is 283 million yen recorded as "Gain on transfer to defined contribution pension system" under extraordinary income.	(3) Allowance for retirement benefits for employees Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL obtained from the Minister of Health, Labour and Welfare an exemption from the obligation on September 25, 2003 to make future payments with respect to the agency portion of employees' pension fund. The amount returned was confirmed on March 16, 2005. The impact on profit and loss in the fiscal year under review is 207 million yen recorded as extraordinary income. AIFUL obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service had not been determined as of March 31, 2005.

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2004)	Current interim period (Apr. 1, 2004 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(4) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the interim period based on the regulation for the payment of directors' retirement benefits.	(4) Allowance for retirement benefits for directors As on left	(4) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the fiscal year based on the regulation for the payment of directors' retirement benefits.
4. Accounting treatment of lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left	As on left
5. Hedge accounting methods	(1) Hedge accounting methods The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps that meet the requirements for special treatment as interest swaps and interest swaps	(1) Hedge accounting methods The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	(1) Hedge accounting methods As on left
	(2) Hedging methods and hedged transactions Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds)	(2) Hedging methods and hedged transactions a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds)	(2) Hedging methods and hedged transactions As on left
	(3) Hedging policy The Company uses hedge transactions to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	(3) Hedging policy The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	(3) Hedging policy As on left

Item	Previous interim period (Apr. 1, 2003 to Sep. 30, 2004)	Current interim period (Apr. 1, 2004 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(4) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	(4) Evaluation of hedge effectiveness As on left	(4) Evaluation of hedge effectiveness As on left
6. Other significant accounting policies relating to the interim financial statements	(1) Accounting methods for income and expenses Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate. (2) Accounting treatment of interest on debt Interest on debt used to provide consumer loans is accounted for as "financial expenses" and included in operating expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses. (3) Disposal method for deferred assets Bond issuing expenses Deferred assets are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code. (4) Accounting treatment of consumption taxes Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	(1) Accounting methods for income and expenses As on left (2) Accounting treatment of interest on debt As on left (3) Disposal method for deferred assets Bond issuing expenses As on left (4) Accounting treatment of consumption taxes As on left	(1) Accounting methods for income and expenses As on left (2) Accounting treatment of interest on debt As on left (3) Disposal method for deferred assets Bond issuing expenses As on left (4) Accounting treatment of consumption taxes As on left

4. Changes to Significant Matters Forming the Basis for the Preparation of Interim Financial Statements

Previous interim period (Apr. 1, 2003 to Sep. 30, 2004)	Current interim period (Apr. 1, 2004 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
—	(Accounting Standard for Impairment of Fixed Assets) AIFUL adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current interim period. There has been no effect on income as a result. (Guarantee Obligations) The balances of guarantee obligations related to guarantee operations were hitherto recorded in Notes to the Non-Consolidated Balance Sheets for Interim Period (Liabilities for guarantee). However, the method of recording has been changed to record Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the interim balance sheets from the current interim period. The change is due to consideration of the linkage between the balance of Customers' liabilities for acceptance and guarantees and the amount recorded as Operating revenue for the credit guarantee business. As a result of the change, current assets and liabilities have each increased by 52,668 million yen.	—

5. Notes

A. Notes to the Non-Consolidated Balance Sheets for Interim Period

Previous interim period (As of September 30, 2004)	Current interim period (As of September 30, 2005)	Previous fiscal year (As of March 31, 2005)
*1. Accumulated depreciation of tangible fixed assets 20,494 million yen	*1. Accumulated depreciation of tangible fixed assets 22,558 million yen	*1. Accumulated depreciation of tangible fixed assets 21,685 million yen
*2. Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 756,079 Real estate for sale 117 Total 756,197 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 182,871 Long-term debt 318,761 Total 501,633 Above amounts include items related to the securitization of loans receivables, 356,743 million yen for outstanding loans receivables, 34,403 million yen for the current portion of long-term debt, and 101,702 million yen for the long-term debt. The items below are not included in the above amounts. ・The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 63,650 million yen for the current portion of long-term debt, and 60,763 million yen in long-term debt, totaling 124,414 million yen. ・The Company has also offered 4,332 million yen in cash and cash equivalents as collateral for swap transactions. ・Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.	*2. Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 523,530 Real estate for sale 109 Total 523,639 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 129,707 Long-term debt 182,402 Total 312,109 Above amounts include items related to the securitization of loans receivables, 310,485 million yen for outstanding loans receivables, 35,026 million yen for the current portion of long-term debt, and 81,675 million yen for the long-term debt. The items below are not included in the above amounts. ・The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 77,298 million yen for the current portion of long-term debt, and 125,864 million yen in long-term debt, totaling 203,162 million yen. ・The Company has also offered 3,466 million yen in cash and cash equivalents as collateral for swap transactions. ・Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.	*2. Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 712,804 Real estate for sale 113 Total 712,918 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 172,399 Long-term debt 300,670 Total 473,070 Above amounts include items related to the securitization of loans receivables, 344,038 million yen for outstanding loans receivables 33,276 million yen for the current portion of long-term debt, and 100,989 million yen for the long-term debt. The items below are not included in the above amounts. ・The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 56,530 million yen for the current portion of long-term debt, and 53,354 million yen in long-term debt, totaling 109,884 million yen. ・The Company has also offered 4,456 million yen in cash and cash equivalents as collateral for swap transactions. ・Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.
*3. Includes 1,085,579 million yen in personal unsecured loans.	*3. Includes 1,115,158 million yen in personal unsecured loans.	*3. Includes 1,093,662 million yen in personal unsecured loans.
–	–	*4. Assets pledged as collateral and corresponding market values Commercial paper 4,998 million yen

Previous interim period (As of September 30, 2004)

*5. The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,745	24,699	29,444
Loans in arrears	19,832	26,183	46,015
Loans in arrears longer than 3 months	9,477	3,440	12,918
Loans with adjusted terms	38,830	207	39,037
計	72,885	54,531	127,416

Explanations for each of the above items follow:

(Claims in bankruptcy)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Loans in arrears longer than 3 months)

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

(Loans with adjusted terms)

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Current interim period (As of September 30, 2005)

*5. The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,088	26,265	30,354
Loans in arrears	21,983	26,938	48,921
Loans in arrears longer than 3 months	10,255	3,115	13,370
Loans with adjusted terms	39,200	477	39,678
計	75,527	56,797	132,324

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

(Loans with adjusted terms)

As on left

Previous fiscal year (As of March 31, 2005)

*5. The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	3,780	24,364	28,144
Loans in arrears	20,261	27,960	48,221
Loans in arrears longer than 3 months	9,061	3,039	12,100
Loans with adjusted terms	39,923	273	40,196
計	73,025	55,637	128,662

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

(Loans in arrears)

As on left

(Loans in arrears longer than 3 months)

As on left

(Loans with adjusted terms)

As on left

Previous interim period (As of September 30, 2004)	Current interim period (As of September 30, 2005)	Previous fiscal year (As of March 31, 2005)
*6. Liabilities for guarantee (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 31,440 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 2,128 million yen (3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K.: 8,600 million yen	–	*6. Liabilities for guarantee (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 35,267 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 7,912 million yen
*7. Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 18,298 million yen. Total deferred hedge gains were 147 million yen.	*7. Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 15,926 million yen. Total deferred hedge gains were 38 million yen.	*7. Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 19,001 million yen. Total deferred hedge gains were 31 million yen.

B. Notes to the Non-Consolidated Interim Income Statement

Previous interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
*1. Primary item for non-operating income Interest on loans 1,830 million yen	*1. Primary item for non-operating income Interest on loans 2,506 million yen	*1. Primary item for non-operating income Interest on loans 4,095 million yen
*2. Primary item for non-operating expenses Loss on investment in anonymous association 592 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 78 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 610 million yen
3. Depreciation expenses Tangible fixed assets 1,777 million yen Intangible fixed assets 1,483	3. Depreciation expenses Tangible fixed assets 1,611 million yen Intangible fixed assets 1,606	3. Depreciation expenses Tangible fixed assets 3,637 million yen Intangible fixed assets 3,113

C. Notes to Lease Transactions

Previous interim period (Apr. 1, 2004 to Sep. 30, 2004)

Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Interim period ending balance
Vehicles	171	79	92
Equipment and fittings	9,456	7,346	2,109
Total	9,628	7,426	2,201

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	1,754
Over one year	506
Total	2,260

(3) Amount of lease fee payments, depreciation expenses and interest expenses

(In millions of yen)

Lease fee payments	1,455
Depreciation expenses	1,391
Interest expenses	32

(4) Accounting method for the amount equivalent to depreciation expenses
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Current interim period (Apr. 1, 2005 to Sep. 30, 2005)

1. Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Interim period ending balance
Equipment and fittings	2,326	1,874	451

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	395
Over one year	66
Total	462

(3) Amount of lease fee payments, depreciation expenses and interest expenses

(In millions of yen)

Lease fee payments	622
Depreciation expenses	600
Interest expenses	6

(4) Accounting method for the amount equivalent to depreciation expenses
As on left

(5) Accounting method for the amount equivalent to interest expenses
As on left

2 Operating lease transactions

(1) Future lease payments

(In millions of yen)

Within one year	235
Over one year	63
Total	298

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	163	80	83
Equipment and fittings	6,187	5,117	1,070
Total	6,351	5,198	1,153

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	915
Over one year	267
Total	1,183

(3) Amount of lease fee payments, depreciation expenses and interest expenses

(In millions of yen)

Lease fee payments	2,565
Depreciation expenses	2,455
Interest expenses	49

(4) Accounting method for the amount equivalent to depreciation expenses
As on left

(5) Accounting method for the amount equivalent to interest expenses
As on left

D. Marketable Securities

Subsidiaries' shares and the shares of affiliated companies at the end of the previous interim period or at the end of the current interim period do not have a market price.

E. Details of Increase in Number of Shares Issued and Outstanding during the Current Interim Period (Current Fiscal Year)

Previous interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
–	Issue of new shares due to stock split dated May 23, 2005 1. Ratio of split 1:1.5 2. No. of shares issued 47,345,000 shares	–

F. Significant Subsequent Events

Previous interim period (Apr. 1, 2004 to Sep. 30, 2004)	Current interim period (Apr. 1, 2005 to Sep. 30, 2005)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
–	–	Based on the resolution of the Board of Directors' meeting on February 21, 2005, the Company is issuing new stock through the stock split as follows. 1. A 1:1.5 split as of May 23, 2005. (1) Increase in number of shares due to stock split Ordinary shares 47,345,000 (2) Method of split A 1:1.5 stock split will be applied to the number of shares owned by shareholders listed in the register of shareholders and the register of beneficial shareholders at the close of March 31, 2005. 2. Initial date in reckoning for dividend April 1, 2005. Per share information for the previous fiscal year assuming that the stock split had been conducted at the beginning of the previous fiscal year and per share information for the current fiscal year assuming that the stock split had been conducted at the beginning of the current fiscal year are as below.

(Yen)

	Previous fiscal year	Current fiscal year
Net assets per share	3,689.45	4,125.33
Net income per share	373.88	474.13
Diluted net income per share	–	474.09

II. Results of Operations

1. Operating Revenue

(In millions of yen)

Item		Previous interim period (Apr. 1, 2004 to Sep. 30, 2004) Amount	%	Current interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount	%	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	%
Interest on loans to customers	Unsecured loans	133,668	78.7	135,306	78.4	266,930	78.3
	Secured loans	27,740	16.3	27,826	16.1	55,875	16.4
	Small business loans	3,676	2.1	4,388	2.6	7,722	2.3
	Sub-total	165,084	97.1	167,521	97.1	330,528	97.0
Other financial revenue	Interest on deposits	0	0.0	0	0.0	1	0.0
	Interest on marketable securities	0	0.0	0	0.0	0	0.0
	Interest on loans	56	0.0	–	–	111	0.0
	Other	0	0.0	0	0.0	0	0.0
	Sub-total	57	0.0	1	0.0	113	0.0
Other operating revenue	Bad debt write-off recovery	2,084	1.3	2,492	1.4	4,090	1.2
	Other	2,741	1.6	2,592	1.5	5,883	1.8
	Sub-total	4,826	2.9	5,085	2.9	9,973	3.0
Total		169,969	100.0	172,607	100.0	340,615	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and guarantee fees.

2. Other Operating Indicators

(In millions of yen)

Item		Previous interim period (As of Sep. 30, 2004)	Current interim period (As of Sep. 30, 2005)	Previous fiscal year (As of Mar. 31, 2005)
Total amount of loans outstanding	Unsecured loans	1,085,579	1,115,158	1,093,662
	Secured loans	343,560	342,265	345,180
	Small business loans	30,170	35,474	32,924
	Sub-total	1,459,310	1,492,898	1,471,767
Number of customer accounts	Unsecured loans	2,113,687	2,068,002	2,091,244
	Secured loans	96,083	100,298	98,625
	Small business loans	23,031	26,452	24,879
	Sub-total	2,232,801	2,194,752	2,214,748
Number of branches	Staffed branches	549	541	549
	Unstaffed branches	1,010	1,126	1,023
	Sub-total	1,559	1,667	1,572
Number of "Ojidosan" loan-contracting machines		1,554	1,562	1,561
Number of Automatic processing machines for loan applications		–	100	7
Number of ATMs	Company-owned	1,757	1,760	1,761
	Partner-owned	62,494	82,714	74,577
	Sub-total	64,251	84,474	76,338
Number of employees		3,331	3,202	3,184
Bad debt write-off		45,051	45,264	91,243
Allowance for bad debts		101,425	98,875	101,053
Net income per share (yen)		319.46	251.18	711.20
Net assets per share (yen)		5,820.66	4,377.15	6,188.00

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

Bad debt write-off does not include losses on claims in bankruptcy, which came to 2,078 million yen in the current interim period, 3,352 million yen in previous interim period, and 5,012 million yen in the previous fiscal year.

III. Changes to the Board of Directors (Retirement)

Name	Retirement date
Tetsuo Ninomiya	June 24, 2005

(Brief Description in English)

Supplement to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to the Shelf Registration Statement dated October 5, 2005 relating to the Unsecured Straight Bonds- Fiftieth and Fifty-first - Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan of the securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on February 7, 2005 (the "Shelf Registration Statement") which became effective as of February 15, 2005, including the Unsecured Straight Bonds - Fiftieth and Fifty-first - Series (with special covenant of rating *pari passu* solely with the other series of bonds), each worth ¥10,000 million of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds- Fiftieth and Fifty-first - Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the press releases dated October 5, 2005 (Exhibit 8).

EXHIBIT 4

(Brief Description in English)

Supplement to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to the Shelf Registration Statement dated November 10, 2005 relating to the Unsecured Straight Bonds- Fifty-second - Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan of the securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on February 7, 2005 (the "Shelf Registration Statement") which became effective as of February 15, 2005, including the Unsecured Straight Bonds - Fifty-second - Series (with special covenant of rating *pari passu* solely with the other series of bonds), each worth ¥10,000 million of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds- Fifty-second - Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the press releases dated November 10, 2005 (Exhibit 9).

EXHIBIT 5

(Brief Description in English)

Amendment to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendment to the Shelf Registration Statement dated December 12, 2005 (the "Amendment") with respect to inclusion in the list of documents incorporated therein by reference to the Shelf Registration Statements (Note)

The Amendment are filed as referred to above in order to incorporate therein by reference to the Semi-Annual Securities Report for the 29th fiscal year filed on December 12, 2005 by amending the list of documents, contained in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 7, 2005, which are incorporated therein by reference.

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents to be incorporated by reference in the relevant shelf registration statement is amended.

EXHIBIT6

2006年3月期　中間決算データブック

Data Book (The Interim Period Ending March, 2006)

－注：業績予想に関する注意事項－

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグ ループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

－Note：Forward Looking Statements－

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

（1）連結（*Consolidated*）

項 目		年/決算月(*Fiscal Year*)		04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	473,477	5.3	256,404	8.9	518,416	9.5	272,802	6.4	552,941	6.7
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	360,911	8.2	190,520	0.6	383,700	6.3	197,829	3.8	400,384	4.3
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	112,566	-3.0	65,884	43.3	134,716	19.7	74,972	13.8	152,557	13.2
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	112,446	0.6	65,613	44.3	135,294	20.3	75,757	15.5	153,000	13.1
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	62,548	4.4	32,715	18.6	75,723	21.1	44,210	35.1	89,116	17.7
総資本	(百万円)	*Total Assets*	*(¥ Million)*	2,332,761	2.2	2,506,533	7.9	2,574,286	10.4	2,680,042	6.9	2,767,665	7.5
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	547,503	12.7	577,377	12.6	617,352	12.8	661,718	14.6	699,210	13.3
一株当たり当期純利益 ※	(円)	*EPS ※*	*(¥)*	660.98	3.7	346.18	18.5	800.36	21.0	312.20	-9.8	629.31	-21.3
一株当たり株主資本 ※	(円)	*BPS ※*	*(¥)*	5,794.58	12.7	6,107.79	12.5	6,538.03	12.8	4,672.82	-23.5	4,937.58	-24.5
株主資本比率	(%)	*Equity Ratio*	*(%)*	23.5	*2.2*	23.0	*1.0*	24.0	*0.5*	24.7	*1.7*	25.3	*1.3*
株主資本当期純利益率	(%)	*ROE*	*(%)*	12.1	*-1.1*	11.6	*0.6*	13.0	*0.9*	13.8	*2.2*	13.5	*0.5*
総資本当期純利益率	(%)	*ROA*	*(%)*	2.7	*-0.1*	2.7	*0.3*	3.1	*0.4*	3.4	*0.7*	3.3	*0.2*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注） 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

（2）単体（*AIFUL*）

項 目		年/決算月(*Fiscal Year*)		04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	334,977	3.2	169,969	1.9	340,615	1.7	172,607	1.6	346,097	1.6
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	239,739	10.1	117,007	-6.9	233,034	-2.8	116,231	-0.7	231,529	-0.6
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	95,238	-10.9	52,961	28.6	107,581	13.0	56,376	6.4	114,567	6.5
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	98,932	-7.6	54,686	28.3	112,533	13.7	59,663	9.1	121,000	7.5
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	53,086	-4.0	30,189	42.0	67,301	26.8	35,569	17.8	71,934	6.9
総資本	(百万円)	*Total Assets*	*(¥ Million)*	1,870,075	-1.9	1,988,406	4.1	2,033,547	8.7	2,129,976	7.1	2,192,780	7.8
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	522,904	11.1	550,234	12.0	584,308	11.7	619,847	12.7	649,034	11.1
期末発行済株式総数 ※	(千株)	*N. of Shares issued*	*(Thousand)*	94,690	0.0	94,690	0.0	94,690	0.0	142,035	50.0	142,035	50.0
一株当たり当期純利益 ※	(円)	*EPS ※*	*(¥)*	560.82	-4.7	319.46	41.9	711.20	26.8	251.18	-21.4	507.97	-28.6
一株当たり株主資本 ※	(円)	*BPS ※*	*(¥)*	5,534.17	11.1	5,820.66	11.9	6,188.00	11.8	4,377.15	-24.8	4,583.26	-25.9
一株当たり配当金	(円)	*Cash Dividends per Share*	*(¥)*	60.00	0.0	30.00	0.0	60.00	0.0	30.00	0.0	60.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	10.7	*0.5*	9.4	*-3.9*	8.4	*-2.3*	11.9	*2.6*	11.8	*3.4*
株主資本比率	(%)	*Equity Ratio*	*(%)*	28.0	*3.3*	27.7	*2.0*	28.7	*0.7*	29.1	*1.4*	29.6	*0.9*
株主資本当期純利益率	(%)	*ROE*	*(%)*	10.7	*-1.7*	11.2	*2.4*	12.2	*1.5*	11.8	*0.6*	11.7	*-0.5*
総資本当期純利益率	(%)	*ROA*	*(%)*	2.8	*-0.2*	3.1	*0.9*	3.4	*0.6*	3.4	*0.3*	3.4	*0.0*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注） 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

《参考》

残高経費率 ※	(%)	*SG & A Cost / Loan*	*※ (%)*	14.4	*1.0*	13.8	*-1.4*	13.7	*-0.7*	13.1	*-0.7*	12.9	*-0.8*

※ 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2) (%) ※ SG & A Cost/Loan = Other Operating Expenses／Average Loans Outstanding (%)

注） 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月(Fiscal Year)			04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
営業債権合計	(百万円)	*Total Receivable Outstanding (¥Million)*	2,298,444	4.0	2,446,519	8.5	2,522,579	9.8	2,611,034	6.7	2,707,581	7.3
営業貸付金残高		*Loans Outstanding*	1,907,655	4.0	2,039,725	9.0	2,095,201	9.8	2,170,122	6.4	2,252,809	7.5
無担保ローン		*Unsecured*	1,477,430	2.4	1,590,255	8.9	1,622,032	9.8	1,672,969	5.2	1,720,542	6.1
有担保ローン		*Home Equity*	346,183	6.4	348,178	2.8	352,213	1.7	353,971	1.7	359,498	2.1
事業者ローン		*Small Business*	84,041	28.7	101,291	39.7	120,955	43.9	143,180	41.4	172,768	42.8
総合斡旋		*Credit Card Shopping*	71,527	11.6	74,635	8.2	79,622	11.3	88,826	19.0	90,700	13.9
個品斡旋等		*Installment Sales Finance etc.*	185,650	0.7	196,384	6.7	206,348	11.1	204,616	4.2	208,428	1.0
信用保証売掛金		*Guarantee*	133,610	3.8	135,772	3.4	141,407	5.8	147,469	8.6	155,643	10.1
口座数(残高あり)	(千件)	*Customer Accounts (Thousand)*	3,520	-0.0	3,744	6.3	3,796	7.8	3,859	3.1	-	-
無担保ローン		*Unsecured*	3,366	-0.7	3,580	6.0	3,618	7.5	3,668	2.5	-	-
有担保ローン		*Home Equity*	94	8.0	96	5.8	99	5.7	102	5.7	-	-
事業者ローン		*Small Business*	59	30.8	67	30.6	77	31.4	88	31.2	-	-
一口座当たり残高	(千円)	*Per Account*	541	4.1	544	2.5	551	1.8	562	3.2	-	-
無担保ローン		*Unsecured*	438	3.1	444	2.8	448	2.1	456	2.7	-	-
有担保ローン		*Home Equity*	3,664	-1.5	3,596	-2.9	3,528	-3.7	3,457	-3.9	-	-
事業者ローン		*Small Business*	1,420	-1.5	1,503	7.0	1,555	9.5	1,620	7.8	-	-
クレジットカード会員数	(千件)	*Credit Card Holders (Thousand)*	11,051	12.3	11,511	10.7	11,967	8.3	12,438	8.0	12,967	8.4
個品斡旋口座数	(千件)	*Shopping Installment Accounts (Thousand)*	740	6.1	780	7.7	809	9.4	819	5.0	-	-
新規顧客件数	(千件)	*New Accounts (Thousand)*	511	-13.9	290	12.9	582	13.9	301	3.7	610	4.8
無担保ローン		*Unsecured*	461	-15.8	263	13.4	526	14.1	269	2.1	545	3.6
有担保ローン		*Home Equity*	24	-11.5	12	-4.2	24	-0.7	13	8.2	24	0.0
事業者ローン		*Small Business*	25	39.5	14	21.0	31	24.2	18	27.9	39	25.8
新規クレジットカード発券数	(千枚)	*New Issue of Credit Card (Thousand)*	2,159	4.0	1,068	5.3	2,122	-1.7	1,099	2.9	2,271	7.0

(2)チャネル展開 *(Marketing Channel)*

年/決算月(Fiscal Year)			04/3	増減数	04/9	増減数	05/3	増減数	05/9	増減数	2006/3 (E)	増減数
ローン事業店舗数	(店)	*Loan Business Branches*	1,977	*18*	2,273	*301*	2,326	*349*	2,465	*192*	2,744	*418*
有人店舗		*Staffed Branches*	813	*17*	864	*60*	884	*71*	893	*29*	886	*2*
無人店舗		*Unstaffed Branches*	1,164	*1*	1,409	*241*	1,442	*278*	1,572	*163*	1,888	*446*
ローン申込機		*Simple Auto Application Machines*	-	-	-	-	7	*7*	100	*100*	350	*343*
自動契約機設置台数	(台)	*Unmanned Loan-contracting machines*	1,855	*18*	2,130	*280*	2,170	*315*	2,202	*72*	-	-
正社員数(a)	(人)	*N. of Employees (Regulary Payroll)(a)*	5,969	*-154*	6,540	*230*	6,510	*541*	6,807	*267*	7,159	*649*
非正社員数(b)	(人)	*N. of Employees (temp.) (b)*	3,101	*417*	3,396	*516*	3,242	*141*	3,252	*-144*	-	-
合計(a)+(b)	(人)	*Total (a)+(b)*	9,070	*263*	9,936	*746*	9,752	*682*	10,059	*123*	-	-
非正社員比率(b)/(a+b)	(%)	*Ratio of N. of Employees (b)/(a+b)*	34.2	*3.7*	34.2	*2.9*	33.2	*-0.9*	32.3	*-1.8*	-	-

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

3. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/9	営業収益比 (%)	05/3	営業収益比 (%)	増減率 (yoy%)	05/9 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2	2006/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	256,404	100.0	518,416	100.0	9.5	272,802	100.0	6.4	545,604	552,941	100.0	6.7
営業貸付金利息	Interest Income	231,372	90.3	466,429	90.0	8.6	245,054	89.8	5.9	490,108	495,462	89.6	6.2
無担保ローン	Unsecured	193,309	75.4	387,839	74.8	8.3	202,463	74.2	4.7	404,926	407,348	73.7	5.0
有担保ローン	Home Equity	27,995	10.9	56,531	10.9	2.7	28,473	10.4	1.7	56,946	57,165	10.3	1.1
事業者ローン	Small Business	10,067	4.0	22,059	4.3	34.9	14,117	5.2	40.2	28,234	30,948	5.6	40.3
総合斡旋収益	Credit Card Shopping	4,274	1.7	9,090	1.7	11.7	5,022	1.8	17.5	10,044	10,768	1.9	18.5
個品斡旋収益	Installment Sales Finance	8,282	3.2	17,200	3.3	10.9	9,066	3.3	9.5	18,132	18,044	3.3	4.9
信用保証収益	Guarantees	3,355	1.3	7,087	1.4	27.4	4,150	1.5	23.7	8,300	8,664	1.6	22.3
その他の金融収益	Other Financial Revenue	73	0.0	144	0.0	51.6	17	0.0	-76.7	34	64	0.0	-55.6
その他の営業収益	Other Operating Revenue	9,045	3.5	18,462	3.6	26.0	9,490	3.5	4.9	18,980	19,936	3.6	8.0
投資有価証券売上高	Sales of Investment Securities	227	0.1	664	0.0	-	134	0.0	-41.0	268	656	0.1	-1.2
償却債権回収額	Bad Debt Recovery	3,991	1.6	7,719	1.5	13.9	4,659	1.7	16.7	9,318	8,960	1.6	16.1
その他	Other	4,827	1.9	10,077	1.9	28.7	4,696	1.7	-2.7	9,392	10,319	1.9	2.4
営業費用	Operating Expenses	190,520	74.3	383,700	74.0	6.3	197,829	72.5	3.8	395,658	400,384	72.4	4.3
金融費用	Financial Expenses	20,271	7.9	39,682	7.7	4.0	18,940	6.9	-6.6	37,880	38,441	7.0	-3.1
借入金利息等	Interest on Borrowings	13,365	5.2	26,534	5.1	7.8	12,622	4.6	-5.6	25,244	25,262	4.6	-4.8
社債利息等	Interest on SB etc.	6,905	2.7	13,147	2.5	-2.9	6,317	2.3	-8.5	12,634	13,178	2.4	0.2
売上原価	Cost of Sales	93	0.0	357	0.0	160.6	63	0.0	-32.3	126	483	0.1	35.3
投資有価証券売上原価	Cost of Investment Securities	93	0.0	357	0.0	-	63	0.0	-32.3	126	483	0.1	35.3
その他の営業費用	Other Operating Expenses(SG&A)	170,155	66.4	343,660	66.3	6.5	178,825	65.6	5.1	357,650	361,459	65.4	5.2
貸倒関連費用	Credit Cost	77,945	30.4	155,466	30.0	-1.2	76,390	28.0	-2.0	152,780	144,553	26.1	-7.0
広告宣伝費	Advertising Expenses	11,669	4.6	23,669	4.6	18.6	14,645	5.4	25.5	29,290	28,926	5.2	22.2
人件費	Salaries	26,783	10.4	54,712	10.6	11.9	29,509	10.8	10.2	59,018	61,131	11.1	11.7
役員報酬	Directors' Salaries	372	0.1	852	0.2	33.1	542	0.2	45.7	1,084	989	0.2	16.1
従業員給与賞与等	Employees' Salaries	19,329	7.5	43,438	8.4	13.7	21,055	7.7	8.9	42,110	46,109	8.3	6.1
その他	Other	7,081	2.8	10,420	2.0	3.7	7,911	2.9	11.7	15,822	14,032	2.5	34.7
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	867	0.3	1,940	0.4	-5.9	1,187	0.4	36.9	2,374	2,055	0.4	5.9
その他	Other	52,889	20.6	107,871	20.8	14.3	57,093	20.9	7.9	114,186	124,792	22.6	15.7
営業利益	Operating Income	65,884	25.7	134,716	26.0	19.7	74,972	27.5	13.8	149,944	152,557	27.6	13.2
営業外収益	Non-operating Income	521	0.2	1,493	0.3	43.6	926	0.3	77.7	1,852	1,014	0.2	-32.1
営業外費用	Non-operating Expenses	792	0.3	914	0.2	-21.2	141	0.1	-82.2	282	571	0.1	-37.5
経常利益	Ordinary Income	65,613	25.6	135,294	26.1	20.3	75,757	27.8	15.5	151,514	153,000	27.7	13.1
特別利益	Extraordinary Income	653	0.3	1,184	0.2	-76.1	755	0.3	15.6	1,510	899	0.2	-24.1
特別損失	Extraordinary Losses	5,843	2.3	7,037	1.3	-48.2	1,199	0.4	-79.5	2,398	1,997	0.4	-71.6
税引前利益(a)	Income before Income Taxes(a)	60,423	23.6	129,441	25.0	24.7	75,313	27.6	24.6	150,626	151,902	27.5	17.4
法人税・住民税及び事業税(b)	Income Taxes(b)	21,524	8.4	41,025	7.9	-11.1	26,190	9.6	21.7	52,380	53,571	9.7	30.6
法人税等調整額(c)	Effect of a Tax Consequences(c)	5,872	2.3	11,990	2.3	-	3,966	1.5	-32.5	7,932	7,743	1.4	-
少数株主利益(損失)	Minority Interest Loss	310	0.1	702	0.1	180.8	945	0.3	204.8	1,890	1,470	0.3	109.4
当期純利益	Net Income	32,715	12.8	75,723	14.6	21.1	44,210	16.2	35.1	88,420	89,116	16.1	17.7
実質税率(b+c)/a (%)	Real Tax Rate(b+c)/a (%)	45.3	-	41.0	-	-	40.0	-	-	-	40.4	-	-

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/3	構成比(%)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	2006/3(E)	構成比(%)
借入金	Borrowings	974,764	56.2	1,108,511	59.0	1,123,076	60.2	1,072,996	56.5	1,079,327	55.2
都市銀行	City Banks	22,218	1.3	78,434	4.2	84,879	4.6	96,575	5.1	-	-
長期信用銀行	Long-Term Credit Banks	67,895	3.9	71,059	3.8	65,307	3.5	64,579	3.4	-	-
信託銀行	Trust Banks	256,805	14.8	318,115	16.9	335,539	18.0	364,265	19.2	-	-
地方銀行·第二地方銀行	Regional Banks	212,522	12.2	206,363	11.0	207,959	11.1	195,266	10.3	-	-
生命保険会社	Life Insurance	120,025	6.9	136,704	7.3	131,789	7.1	131,376	6.9	-	-
損害保険会社	Non-Life Insurance	47,822	2.8	45,487	2.4	46,431	2.5	39,095	2.1	-	-
外国銀行	Foreigner	6,687	0.4	10,062	0.5	10,000	0.5	10,000	0.5	-	-
シンジケートローン	Syndicated Loan	104,877	6.0	107,228	5.7	107,079	5.7	33,525	1.8	-	-
邦銀	Japanese Banks	35,277	2.0	30,728	1.6	23,404	1.3	15,725	0.8	-	-
外銀	Foreigner	27,100	1.6	24,000	1.3	20,900	1.1	17,800	0.9	-	-
その他	Other	42,500	2.4	52,500	2.8	62,774	3.4	-	-		
県信連等	Credit Association	55,304	3.2	63,564	3.4	69,765	3.7	77,384	4.1	-	-
その他	Other	80,607	4.6	71,492	3.8	64,327	3.4	60,930	3.2	-	-
CP·社債等	CP and Bonds	760,637	43.8	769,144	41.0	742,331	39.8	827,107	43.5	874,288	44.8
CP	CP	5,000	0.3	10,000	0.5	-	-	23,000	1.2	-	-
普通社債	SB	455,000	26.2	455,000	24.2	478,890	25.7	510,500	26.9	-	-
証券化	ABS	300,637	17.3	304,144	16.2	263,441	14.1	293,607	15.5	-	-
合 計	Total	1,735,402	100.0	1,877,656	100.0	1,865,407	100.0	1,900,104	100.0	1,953,616	100.0

(2)長期·短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/3	構成比(%)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	2006/3(E)	構成比(%)
短期調達	Short-term Borrowings	61,834	3.6	77,925	4.2	71,695	3.8	87,850	4.6	92,040	4.7
短期借入	Borrowings	56,834	3.3	67,925	3.6	71,695	3.8	64,850	3.4	-	-
CP	CP	5,000	0.3	10,000	0.5	-	-	23,000	1.2	-	-
長期調達	Long-term Borrowings	1,673,567	96.4	1,799,730	95.8	1,793,712	96.2	1,812,254	95.4	1,861,576	95.3
固定金利借入	Fixed Rate	225,198	13.0	250,384	13.3	247,179	13.3	208,186	11.0	-	-
変動金利借入	Floating Rate	692,731	39.9	790,201	42.1	804,201	43.1	799,960	42.1	-	-
キャップ	With Cap	192,328	11.1	221,782	11.8	299,135	16.0	226,620	11.9	-	-
スワップ	With Swap	222,790	12.8	246,244	13.1	248,278	13.3	256,907	13.5	-	-
社債等(固定)	SB Other (Fixed Bond)	593,211	34.2	597,328	31.8	626,086	33.6	703,267	37.0	-	-
普通社債	SB	442,500	25.5	442,500	23.6	466,390	25.0	498,000	26.2	-	-
証券化	ABS	150,711	8.7	154,828	8.2	159,696	8.6	205,267	10.8	-	-
社債等(変動)	SB Other (Floating Bond)	162,426	9.4	161,816	8.6	116,244	6.2	100,839	5.3	-	-
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.7	12,500	0.7	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-
証券化	ABS	149,926	8.6	149,316	8.0	103,744	5.6	88,339	4.6	-	-
キャップ	With Cap	139,926	8.1	112,316	6.0	103,744	5.6	88,339	4.6	-	-
合 計	Total	1,735,402	100.0	1,877,656	100.0	1,865,407	100.0	1,900,104	100.0	1,953,616	100.0

※ キャップ·スワップには、開始年月日が未到来のキャップ50,000百万円を含んでおりません。なお、未到来のスワップはありません。

(3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		04/3	04/9	05/3	05/9	2006/3(E)
調達金利	Funding Rate	1.72	1.69	1.60	1.53	1.67
間接	Indirect	1.86	1.81	1.68	1.64	1.88
直接	Direct	1.55	1.53	1.48	1.38	1.41

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.65	1.70	1.65	1.55	1.95

5. アイフル営業実績 (Review of Operation / AIFUL)

(1) 営業実績 (Operating Results)

年/決算月 (Fiscal Year)		04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,479,080	3.8	1,492,970	2.5	1,515,007	2.4	1,547,297	3.6	1,584,091	4.6
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,451,638	2.7	1,459,310	1.6	1,471,767	1.4	1,492,898	2.3	1,518,898	3.2
無担保ローン	Unsecured	1,081,057	1.2	1,085,579	1.0	1,093,662	1.2	1,115,158	2.7	1,135,183	3.8
有担保ローン	Home Equity	342,637	6.1	343,560	2.3	345,180	0.7	342,265	-0.4	342,474	-0.8
事業者ローン	Small Business	27,943	25.0	30,170	18.5	32,924	17.8	35,474	17.6	41,240	25.3
信用保証売掛金	Guarantee	27,316	153.1	33,568	67.4	43,180	58.1	52,668	56.9	62,845	45.5
個人保証	Personal Loans	25,958	147.4	31,440	63.2	35,267	35.9	38,091	21.2	42,632	20.9
事業者保証	Small business loans	1,358	352.7	2,128	169.0	7,912	482.6	14,577	585.0	20,212	155.5
その他	Other	-	-	-	-	-	-	1,730	-	2,347	-
口座数 (千件)	Customer Accounts (Thousand)	2,246	-1.7	2,232	-1.6	2,214	-1.4	2,194	-1.7	2,205	-0.4
無担保ローン	Unsecured	2,131	-2.3	2,113	-2.1	2,091	-1.9	2,068	-2.2	2,075	-0.8
有担保ローン	Home Equity	93	7.9	96	5.6	98	5.0	100	4.4	101	2.5
事業者ローン	Small Business	21	21.8	23	18.9	24	17.4	26	14.9	28	16.2
一口座当たり残高 (千円)	Per Account (¥ Thousand)	646	4.5	653	3.3	664	2.8	680	4.1	689	3.8
無担保ローン	Unsecured	507	3.5	513	3.2	522	3.1	539	5.0	547	4.8
有担保ローン	Home Equity	3,647	-1.7	3,575	-3.1	3,499	-4.0	3,412	-4.6	3,387	-3.2
事業者ローン	Small Business	1,318	2.6	1,309	-0.3	1,323	0.4	1,341	2.4	1,424	7.6
新規顧客件数 (千件)	New Accounts (Thousand)	388	-11.9	193	-2.7	376	-3.1	180	-6.7	377	0.3
無担保ローン	Unsecured	355	-12.3	177	-2.8	343	-3.4	164	-7.7	344	0.4
有担保ローン	Home Equity	24	-12.1	11	-5.7	23	-3.4	12	2.8	22	-3.1
事業者ローン	Small Business	8	10.2	4	12.0	9	10.8	4	8.3	9	7.9
実質平均利回り ※1 (%)	Average Yield ※1 (%)	22.8	*-0.3*	22.6	*-0.2*	22.6	*-0.2*	22.5	*-0.1*	22.5	*-0.2*
無担保ローン	Unsecured	24.8	*-0.5*	24.6	*-0.2*	24.6	*-0.2*	24.4	*-0.2*	24.3	*-0.3*
有担保ローン	Home Equity	16.4	*0.6*	16.1	*-0.2*	16.3	*-0.2*	16.2	*0.0*	16.2	*-0.1*
事業者ローン	Small Business	25.3	*0.4*	25.2	*0.3*	25.4	*0.1*	25.6	*0.4*	24.9	*-0.5*

※1:実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%) ※1:Average Yield=Interest Income/Average Loans Outstanding (%) 注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2) チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		04/3	増減数(yoy)	04/9	増減数(yoy)	05/3	増減数(yoy)	05/9	増減数(yoy)	2006/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,563(934)	*-17*	1,559(934)	*-14*	1,572(946)	*9*	1,671(1035)	*112*	1,964	*392*
有人店舗	Staffed Branches	540(124)	*6*	545(128)	*4*	545(128)	*5*	541(124)	*-8*	521	*-24*
無人店舗	Unstaffed Branches	1,018(810)	*-22*	1,010(806)	*-15*	1,023(818)	*-2*	1,126(817)	*116*	1,439	*423*
ローン申込機	Simple Auto Application Machines	-	-	-	-	7	*7*	100(94)	*100*	350	*343*
信販カード担当店等	Other	5	*2*	4	*1*	4	*-1*	4	*0*	4	*0*
ローン事業店舗出店数 (店)	Newly Opened Branches	3	-	4	-	32	-	102	-	412	-
有人店舗	Staffed Branches	-	-	-	-	1	-	-	-	2	-
無人店舗	Unstaffed Branches	1	-	4	-	24	-	101	-	409	-
ローン申込機	Simple Auto Application Machines	-	-	-	-	7	-	93	-	343	-
信販カード担当店等	Other	2	-	-	-	-	-	1	-	1	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,557	*-16*	1,554	*-11*	1,561	*4*	1,562	*8*	-	-
併設型	At Staffed Branches	538	*6*	543	*4*	544	*6*	535	*-8*	-	-
独立型	At Unstaffed Branches	1,019	*-22*	1,011	*-15*	1,017	*-2*	1,027	*16*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	73,938	*23,579*	78,712	*12,806*	91,103	*17,165*	99,557	*20,845*	-	-
自社ATM	AIFUL ATMs	1,661	*-15*	1,757	*88*	1,761	*100*	1,760	*3*	-	-
提携ATM－CD ※3	Tie-up ATM-CD ※3	58,056	*16,994*	62,494	*5,957*	74,577	*16,521*	82,714	*20,220*	-	-
提携コンビニ入金	Tie-up Convenience Store	14,221	*6,600*	14,461	*6,761*	14,765	*544*	15,083	*622*	-	-
保証提携先金融機関	Guarantee Tie-up Banks										
個人保証	Personal Loans	32	*11*	38	*7*	41	*9*	44	*6*	-	-
事業者保証	Small business loans	7	*4*	16	*12*	32	*25*	40	*24*	-	-
正社員数(a) (人)	N. of Employees (regulary payroll) (a)	3,397	*-105*	3,331	*-343*	3,184	*-213*	3,202	*-129*	3,344	*160*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,353	*220*	1,581	*207*	1,503	*150*	1,447	*-134*	-	-
合計(a)+(b)	Total (a)+(b)	4,750	*115*	4,912	*-136*	4,687	*-63*	4,649	*-263*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	28.5	*4.0*	32.2	*5.0*	32.1	*3.6*	31.1	*-1.1*	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行が含まれております。(04/9:9,373台、05/3:9,975台、05/09:10,583台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Including the number of Seven Bank CDs (04/6: 8,662, 05/3: 9,975, 05/9: 10,583)
Notes:Italic Font = Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	05/9 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	169,969	1.9	340,615	100.0	1.7	172,607	100.0	1.6	345,214	346,097	100.0	1.6
営業貸付金利息	Interest Income	165,084	1.3	330,528	97.0	1.1	167,521	97.1	1.5	335,042	335,664	97.0	1.6
無担保ローン	Unsecured	133,668	0.5	266,930	78.4	0.4	135,306	78.4	1.2	270,612	270,828	78.3	1.5
有担保ローン	Home Equity	27,740	3.1	55,875	16.4	2.2	27,826	16.1	0.3	55,652	55,622	16.1	-0.5
事業者ローン	Small Business	3,676	23.0	7,722	2.3	21.5	4,388	2.5	19.4	8,776	9,213	2.7	19.3
その他の金融収益	Other Financial Revenue	57	38.7	113	0.0	94.8	1	0.0	-98.1	2	1	0.0	-99.1
その他の営業収益	Other Operating Revenue	4,826	23.9	9,973	3.0	25.6	5,085	2.9	5.4	10,170	10,430	3.0	4.6
受取保証料	Loan Guarantee Fee	1,342	95.9	3,042	0.9	75.2	2,032	1.2	51.4	4,064	4,385	1.3	44.1
償却債権回収額	Bad Debt Recovery	2,084	5.3	4,090	1.2	9.4	2,492	1.4	19.6	4,984	4,762	1.4	16.4
その他	Other	1,399	15.9	2,840	0.8	17.6	560	0.3	-59.9	1,120	1,282	0.4	-54.9
営業費用	Operating Expenses	117,007	-6.9	233,034	68.4	-2.8	116,231	67.3	-0.7	232,462	231,529	66.9	-0.6
金融費用	Financial Expenses	16,299	-4.4	32,593	9.6	-2.7	15,771	9.1	-3.2	31,542	31,670	9.2	-2.8
借入金利息等	Interest on Borrowings	10,515	-2.0	21,092	6.2	-0.9	10,130	5.9	-3.7	20,260	19,949	5.8	-5.4
社債利息等	Interest on SB etc.	5,784	-8.5	11,501	3.4	-5.7	5,640	3.3	-2.5	11,280	11,720	3.4	1.9
その他の営業費用	Other Operating Expenses(SG&A)	100,708	-7.3	200,441	58.8	-2.8	100,459	58.2	-0.2	200,918	199,859	57.7	-0.3
貸倒関連費用	Credit Cost	49,874	-17.5	97,385	28.6	-10.8	45,165	26.2	-9.4	90,330	85,549	24.7	-12.2
広告宣伝費	Advertising Expenses	7,424	5.8	14,978	4.4	9.4	8,953	5.2	20.6	17,906	17,459	5.0	16.6
支払手数料	Commission	5,796	9.6	11,966	3.5	10.5	6,778	3.9	16.9	13,556	13,433	3.9	12.3
人件費	Salaries	14,802	2.8	29,948	8.8	4.1	15,048	8.7	1.7	30,096	30,422	8.8	1.6
役員報酬	Directors' Salaries	224	1.5	442	0.1	-2.4	287	0.2	28.1	574	584	0.2	32.1
従業員給与賞与等	Employees' Salaries	10,392	9.4	23,371	6.9	6.5	10,360	6.0	-0.3	20,720	23,478	6.8	0.5
その他	Other	4,185	-10.5	6,134	1.8	-4.0	4,399	2.5	5.1	8,798	6,359	1.8	3.7
賃借料·地代家賃	Rental Expenses · Land Rent	7,128	-2.8	14,016	4.1	0.7	6,565	3.8	-7.9	13,130	12,924	3.7	-7.8
消耗品費·修繕費	Supplies · Repair and Maintenance	2,781	-6.8	5,737	1.7	-3.5	3,176	1.8	14.2	6,352	7,233	2.1	26.1
通信費	Communications	1,234	-41.2	2,438	0.7	-41.4	1,237	0.7	0.3	2,474	2,633	0.8	8.0
保険料	Insurance Premium	2,200	17.2	4,411	1.3	7.5	2,072	1.2	-5.8	4,144	4,235	1.2	-4.0
減価償却費	Depreciation	3,260	73.8	6,751	2.0	38.5	3,217	1.9	-1.3	6,434	7,977	2.3	18.2
事業税	Enterprice Tax (Pro forma standard taxation)	-	-	876	0.3	-	488	0.3	16.3	976	988	0.3	12.8
その他	Other	5,785	10.2	11,929	3.5	12.8	7,755	4.5	34.1	15,510	17,000	4.9	42.5
過払返還請求金	Return of overpayment	1,566	-	3,511	1.0	-	3,182	1.8	103.2	6,364	7,028	2.0	100.2
営業利益	Operating Income	52,961	28.6	107,581	31.6	13.0	56,376	32.7	6.4	112,752	114,567	33.1	6.5
営業外収益	Non-operating Income	2,352	3.1	5,647	1.6	23.4	3,406	2.0	44.8	6,812	6,564	1.9	16.2
営業外費用	Non-operating Expenses	627	-26.1	694	0.2	-21.3	119	0.1	-80.9	238	131	0.0	-81.1
経常利益	Ordinary Income	54,686	28.3	112,533	33.0	13.7	59,663	34.6	9.1	119,326	121,000	35.0	7.5
特別利益	Extraordinary Income	559	29.9	894	0.3	33.0	286	0.2	-48.8	572	286	0.1	-68.0
特別損失	Extraordinary Losses	384	-52.6	662	0.2	-59.7	224	0.1	-41.7	448	650	0.2	-1.8
税引前利益(a)	Income before Income Taxes(a)	54,861	29.9	112,765	33.1	15.1	59,726	34.6	8.9	119,452	120,635	34.9	7.0
法人税·住民税等(b)	Income Taxes(b)	17,781	-9.9	33,099	9.7	-8.2	20,970	12.1	17.9	41,940	41,444	12.0	25.2
事業税(c)	Enterprise Taxes(c)	3,155	-32.0	6,814	2.0	-23.0	4,306	2.5	36.5	8,612	8,512	2.5	24.9
法人税等調整額(d)	Effect of a Tax Consequences(d)	3,734	-	5,550	1.6	-	-1,120	-0.6	-130.0	-2,240	-1,255	-0.4	-
当期純利益	Net Income	30,189	42.0	67,301	19.8	26.8	35,569	20.6	17.8	71,138	71,934	20.8	6.9
実質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	45.0	-	40.3	-	-	40.4	-	-	-	40.4	-	-

7. アイフル資金調達の状況　(Review of Funding / AIFUL)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	平均借入期間(年)	2006/3(E)	構成比(%)
借入金	Borrowings	851,004	61.7	848,233	61.1	776,096	55.7	4.1	765,476	54.4
都市銀行	City Banks	73,434	5.3	80,379	5.8	91,575	6.6	-	-	-
長期信用銀行	Long-Term Credit Banks	44,937	3.3	36,932	2.7	34,954	2.5	-	-	-
信託銀行	Trust Banks	247,713	18.0	251,542	18.1	265,816	19.1	-	-	-
地方銀行·第二地方銀行	Regional Banks	162,943	11.8	160,820	11.6	147,189	10.6	-	-	-
信用金庫	Shinkin Banks	16,180	1.2	20,240	1.5	21,800	1.6	-	-	-
生命保険会社	Life Insurance	129,994	9.4	125,702	9.1	127,043	9.1	-	-	-
損害保険会社	Non-Life Insurance	44,250	3.2	43,489	3.1	36,879	2.6	-	-	-
外国銀行	Foreigner	10,062	0.7	10,000	0.7	10,000	0.7	-	-	-
シンジケートローン	Syndicated Loan	92,203	6.7	94,304	6.8	25,350	1.8	-	-	-
邦銀	Japanese Banks	15,703	1.1	10,629	0.8	7,550	0.5	-	-	-
外銀	Foreigner	24,000	1.7	20,900	1.5	17,800	1.3	-	-	-
その他	Other	52,500	3.8	62,774	4.5	-	-	-	-	-
県信連	Credit Association	18,278	1.3	15,358	1.1	9,034	0.6	-	-	-
その他	Other	11,007	0.8	9,466	0.7	6,455	0.5	-	-	-
CP·社債等	CP and Bonds	528,606	38.3	540,382	38.9	617,202	44.3	5.9	641,489	45.6
CP	CP	-	-	-	-	-	-	-	-	-
普通社債	SB	445,000	32.3	468,890	33.8	500,500	35.9	-	-	-
証券化	ABS	83,606	6.1	71,492	5.1	116,702	8.4	-	-	-
合計	Total	1,379,610	100.0	1,388,615	100.0	1,393,298	100.0	4.9	1,406,966	100.0

(2) 長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	残存期間(年)	2006/3(E)	構成比(%)
短期調達	Short-term Borrowings	12,000	0.9	15,000	1.1	10,000	0.7	0.2	10,000	0.7
短期借入	Borrowings	12,000	0.9	15,000	1.1	10,000	0.7	-	-	-
CP	CP	-	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,367,610	99.1	1,373,615	98.9	1,383,298	99.3	3.2	1,396,966	99.3
固定金利借入	Fixed Rate	205,927	14.9	197,630	14.2	154,349	11.1	2.5	-	-
変動金利借入	Floating Rate	633,076	45.9	635,602	45.8	611,746	43.9	3.2	-	-
キャップ	With Cap	221,782	16.1	299,135	21.5	226,620	16.3	-	-	-
スワップ	With Swap	246,244	17.8	248,278	17.9	256,907	18.4	-	-	-
社債等(固定)	SB Other (Fixed Bond)	516,106	37.4	527,882	38.0	588,702	42.3	3.5	-	-
普通社債	SB	432,500	31.3	456,390	32.9	488,000	35.0	-	-	-
証券化	ABS	83,606	6.1	71,492	5.1	100,702	7.2	-	-	-
社債等(変動)	SB Other (Floating Bond)	12,500	0.9	12,500	0.9	28,499	2.0	2.5	-	-
普通社債	SB	12,500	0.9	12,500	0.9	12,500	0.9	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
証券化	ABS	-	-	-	-	15,999	1.1	-	-	-
キャップ	With Cap	-	-	-	-	15,999	1.1	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	722,033	52.3	725,512	52.2	743,051	53.3	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,190,059	86.3	1,272,925	91.7	1,242,578	89.2	-	-	-
合計	Total	1,379,610	100.0	1,388,615	100.0	1,393,298	100.0	3.2	1,406,966	100.0

※キャップ·スワップには、開始年月日が未到来のキャップ50,000百万円を含んでおりません。なお、未到来のスワップはありません。

(3) 調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		04/9	05/3	05/9	2006/3(E)
調達金利	Funding Rate	1.81	1.67	1.60	1.75
間接	Indirect	1.80	1.66	1.61	1.88
直接	Direct	1.82	1.69	1.58	1.58

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.70	1.65	1.55	1.95
5年スワップレート	5Y SWAP rate	0.72	0.63	0.86	
JGB(10年)	10Y JGB	1.39	1.33	1.45	

8. アイフル債権ポートフォリオ　(Analysis of Loan Portfolio / AIFUL)

(1)貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers			04/9				05/3				05/9			
			件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		<25.0%	275	13.0	243,295	22.4	281	13.5	245,280	22.4	314	15.2	277,132	24.9
	25.0%≦	<26.0%	94	4.5	96,023	8.8	99	4.8	99,032	9.1	106	5.1	106,019	9.5
	26.0%≦	<27.0%	45	2.1	42,375	3.9	45	2.2	42,833	3.9	44	2.1	41,613	3.7
	27.0%≦	<28.0%	159	7.6	121,434	11.2	157	7.6	121,912	11.1	146	7.1	113,980	10.2
	28.0%≦	<29.0%	1,152	54.5	429,265	39.5	1,166	55.8	447,864	41.0	1,153	55.8	453,152	40.6
	29.0%≦		385	18.3	153,184	14.1	340	16.3	136,740	12.5	302	14.6	123,258	11.1
	合計	(Total)	2,113	100.0	1,085,579	100.0	2,091	100.0	1,093,662	100.0	2,068	100.0	1,115,158	100.0
有担保ローン (Home Equity Loans)		<13.0%	3	3.6	21,759	6.3	4	4.5	26,860	7.8	5	5.4	31,362	9.2
	13.0%≦	<14.0%	2	2.1	19,345	5.6	2	2.3	19,817	5.7	2	2.5	20,230	5.9
	14.0%≦	<15.0%	3	3.8	26,812	7.8	3	3.8	25,604	7.4	3	3.8	24,485	7.2
	15.0%≦	<16.0%	2	2.9	18,396	5.4	4	4.4	22,691	6.6	7	7.6	32,576	9.5
	16.0%≦	<17.0%	4	4.4	25,225	7.3	3	4.0	22,744	6.6	3	3.4	18,920	5.5
	17.0%≦	<18.0%	5	6.0	28,931	8.4	5	5.4	26,158	7.6	4	4.6	22,168	6.5
	18.0%≦		74	77.1	203,089	59.1	74	75.6	201,302	58.3	73	72.8	192,522	56.2
	合計	(Total)	96	100.0	343,560	100.0	98	100.0	345,180	100.0	100	100.0	342,265	100.0
事業者ローン (Small Business Loans)		<28.0%	9	42.8	14,592	48.4	11	47.4	17,647	53.6	14	53.1	21,296	60.0
	28.0%≦	<29.0%	12	56.4	15,506	51.4	12	52.2	15,245	46.3	12	46.8	14,156	39.9
	29.0%≦		0	0.8	71	0.2	0	0.4	31	0.1	0	0.1	21	0.1
	合計	(Total)	23	100.0	30,170	100.0	24	100.0	32,924	100.0	26	100.0	35,474	100.0
合　計		(Total)	2,232	100.0	1,459,310	100.0	2,214	100.0	1,471,767	100.0	2,194	100.0	1,492,898	100.0

(2)貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstanding			04/9				05/3				05/9			
			件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		(千円/¥ Thousand)												
		<100	162	7.7	11,254	1.0	155	7.5	10,814	1.0	150	7.3	10,528	0.9
	100≦	<200	222	10.5	38,188	3.5	210	10.1	36,136	3.3	200	9.7	34,229	3.1
	200≦	<300	222	10.5	59,044	5.4	197	9.5	51,801	4.7	175	8.5	45,423	4.1
	300≦	<400	219	10.4	77,050	7.1	212	10.2	73,990	6.8	200	9.7	69,895	6.3
	400≦	<500	893	42.3	424,536	39.1	910	43.5	432,870	39.6	915	44.3	436,122	39.1
	500≦	<1,000	240	11.4	196,736	18.1	242	11.6	196,363	18.0	245	11.9	199,916	17.9
	1,000≦		153	7.2	278,768	25.7	161	7.7	291,685	26.7	179	8.7	319,043	28.6
	合計	(Total)	2,113	100.0	1,085,579	100.0	2,091	100.0	1,093,662	100.0	2,068	100.0	1,115,158	100.0
有担保ローン (Home Equity Loans)		(千円/¥ Thousand)												
		<1,000	5	5.3	3,409	1.0	5	5.6	3,594	1.0	5	5.9	3,874	1.1
	1,000≦	<5,000	76	79.7	211,717	61.6	79	80.2	217,223	62.9	80	80.6	220,144	64.3
	5,000≦	<10,000	12	12.6	89,793	26.1	11	12.0	87,258	25.3	11	11.4	83,821	24.5
	10,000≦	<50,000	2	2.4	37,000	10.8	2	2.3	35,656	10.3	2	2.1	33,233	9.7
	50,000≦	<100,000	0	0.0	1,186	0.3	0	0.0	993	0.3	0	0.0	739	0.2
	100,000≦		0	0.0	454	0.1	0	0.0	453	0.1	0	0.0	453	0.1
	合計	(Total)	96	100.0	343,560	100.0	98	100.0	345,180	100.0	100	100.0	342,265	100.0
事業者ローン (Small Business Loans)		(千円/¥ Thousand)												
		<1,000	7	34.3	4,912	16.3	8	33.0	4,970	15.1	8	32.0	5,106	14.4
	1,000≦	<2,000	14	60.9	22,742	75.4	15	61.9	24,854	75.5	15	60.3	25,087	70.7
	2,000≦		1	4.8	2,515	8.3	1	5.1	3,099	9.4	2	7.7	5,279	14.9
	合計	(Total)	23	100.0	30,170	100.0	24	100.0	32,924	100.0	26	100.0	35,474	100.0
合　計		(Total)	2,232	100.0	1,459,310	100.0	2,214	100.0	1,471,767	100.0	2,194	100.0	1,492,898	100.0

※1:Thousand
※2:¥Million

9. アイフル無担保ローン顧客属性 (Unsecured Loans Customer Profile / AIFUL)

(1)性　別 (Sex)

(千件 / Thousand)

	年/決算月(Fiscal Year)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (New Accounts)	男　性 (Male)	126	71.1	243	70.7	114	69.7
	女　性 (Female)	51	28.9	100	29.3	49	30.3
	合　計 (Total)	177	100.0	343	100.0	164	100.0
既存顧客 (Existing Accounts)	男　性 (Male)	1,458	69.0	1,442	69.0	1,425	68.9
	女　性 (Female)	655	31.0	648	31.0	642	31.1
	合　計 (Total)	2,113	100.0	2,091	100.0	2,068	100.0

(2)年齢別(Age)

(千件 / Thousand)

	年/決算月(Fiscal Year)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	78	44.2	151	44.1	72	43.9
	30 ～ 39	42	24.1	81	23.8	38	23.5
	40 ～ 49	27	15.7	54	15.8	26	16.0
	50 ～ 59	20	11.4	40	11.7	19	11.8
	60 ～	8	4.6	16	4.7	7	4.8
	合　計 (Total)	177	100.0	343	100.0	164	100.0
既存顧客 (Existing Accounts)	20 ～ 29 (才/Age)	530	25.1	515	24.6	501	24.2
	30 ～ 39	592	28.0	588	28.1	584	28.3
	40 ～ 49	418	19.8	415	19.9	415	20.1
	50 ～ 59	364	17.3	362	17.3	359	17.4
	60 ～	207	9.8	209	10.0	206	10.0
	合　計 (Total)	2,113	100.0	2,091	100.0	2,068	100.0

(3)保険種別(Type of Social Security)

(千件 / Thousand)

		年/決算月(Fiscal Year)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	84	47.3	161	47.0	77	47.5
	会社員(国保)	Office Worker (National Health Insurance)	73	41.3	142	41.5	68	41.5
	自営業者	Self Employed	20	11.4	39	11.5	17	11.0
	合　計	Total	177	100.0	343	100.0	164	100.0

(4)年収別(Annual Income)

(千件 / Thousand)

	年/決算月(Fiscal Year)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (New Accounts)	< 2,000 (千円/¥Thousand)	32	18.2	63	18.5	30	18.8
	2,000 ≦ < 3,000	41	23.3	80	23.3	38	23.5
	3,000 ≦ < 4,000	45	25.4	86	25.2	41	25.1
	4,000 ≦ < 5,000	25	14.6	49	14.5	23	14.4
	5,000 ≦ < 7,000	21	12.3	42	12.3	19	12.1
	7,000 ≦ < 10,000	8	4.9	17	5.0	7	4.8
	10,000 ≦	2	1.2	4	1.3	2	1.3
	合　計 (Total)	177	100.0	343	100.0	164	100.0

10. アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

(1)不動産担保ローン既存顧客構成(件数ベース) *(Home Equity Loans Existing Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*	04/9	増減数(%)	05/3	増減数(%)	05/9	増減数(%)
性別 *Sex*						
男性 *Male*	79.4	*0.3*	79.7	*0.5*	80.1	*0.7*
女性 *Female*	20.6	*-0.3*	20.3	*-0.5*	19.9	*-0.7*
年齢別 *Age*						
20 ～ 29	2.1	*0.4*	1.5	*-0.1*	1.5	*-0.6*
30 ～ 39	11.6	*0.7*	10.3	*-0.3*	10.3	*-1.3*
40 ～ 49	25.4	*0.5*	23.5	*-0.7*	23.5	*-1.9*
50 ～	60.9	*-1.6*	64.7	*1.1*	64.7	*3.8*
年収別 *Annual Income*						
< 2,000	18.9	*-0.4*	18.6	*-0.6*	18.3	*-0.6*
2,000 ≦ < 3,000	13.6	*0.2*	13.5	*0.1*	13.6	*0.0*
3,000 ≦ < 4,000	19.3	*0.5*	19.4	*0.4*	19.6	*0.3*
4,000 ≦ < 5,000	15.2	*0.1*	15.5	*0.3*	15.6	*0.4*
5,000 ≦	33.0	*-0.4*	33.0	*-0.2*	32.9	*-0.1*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)不動産担保ローン新規顧客構成(件数ベース) *(Home Equity Loans New Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*	04/9	増減数(%)	05/3	増減数(%)	05/9	増減数(%)
掛け目 ※1 *Loan to value*						
< 45%	36.7	*-0.4*	36.5	*-1.1*	30.8	*-5.9*
45 ≦ < 55%	7.3	*-1.0*	7.1	*-1.4*	6.7	*-0.6*
55 ≦ < 65%	9.3	*0.0*	8.8	*-0.6*	8.0	*-1.3*
65 ≦ < 75%	29.6	*2.3*	30.1	*2.6*	29.8	*0.2*
75%≦	17.0	*-1.1*	17.6	*0.5*	24.7	*7.7*
担保順位 ※1 *Mortgage Rank*						
1st	58.5	*4.6*	55.7	*-0.8*	50.1	*-8.4*
2nd	26.2	*-3.9*	28.2	*-0.1*	33.7	*7.5*
3rd	5.6	*-2.1*	5.9	*-0.9*	7.6	*2.1*
4th ～	9.8	*1.6*	10.2	*1.9*	8.6	*-1.2*

※1:新規顧客＋完済後再利用顧客
注) 斜体数値は増減数

11. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況／年間比較 (Credit Cost / YOY%)

(百万円/¥Million)

年/決算月	(Fiscal Year)	04/3	/(L) %	04/9	/(L) %	05/3	/(L) %	05/9	/(L) %	2006/3(E)	/(L) %
営業債権合計 (L)	Total Receivable Outstanding (L)	1,479,080	-	1,492,970	-	1,515,007	-	1,547,297	-	1,584,091	-
期末営業貸付金	Loans outstanding	1,451,638	-	1,459,310	-	1,471,767	-	1,492,898	-	1,518,898	-
無担保	Unsecured	1,081,057	-	1,085,579	-	1,093,662	-	1,115,158	-	1,135,183	-
有担保	Home equity	342,637	-	343,560	-	345,180	-	342,265	-	342,474	-
事業者	Small business	27,943	-	30,170	-	32,924	-	35,474	-	41,240	-
保証事業	Guarantee	27,316	-	33,568	-	43,180	-	52,668	-	62,845	-
その他	Other	-	-	-	-	-	-	1,730	-	2,347	-
期初貸倒引当金	Allowance for bad debt (Beginning)	70,479	4.86	81,693	5.60	81,693	5.55	81,928	5.49	81,928	5.39
貸倒発生額合計 ①	Total Write-offs ①	91,548	6.19	45,051	3.02	91,242	6.02	45,264	2.93	87,051	5.50
前年同期比	YOY%	22.5		1.0		-0.3		0.5		-4.6	
貸倒発生額 ②	Write-offs ②	90,998	6.27	44,658	3.06	90,316	6.14	44,511	2.98	85,829	5.65
前年同期比		22.0		0.6		-0.7		-0.3		-5.0	
無担保	Unsecured	83,359	7.71	40,446	3.73	81,193	7.42	39,542	3.55	76,342	6.73
有担保	Home equity	6,362	1.86	3,315	0.96	7,187	2.08	3,895	1.14	7,232	2.11
事業者	Small business	1,277	4.57	896	2.97	1,935	5.88	1,073	3.02	2,253	5.46
保証債権等	Guarantee.etc	550	-	393	-	926	-	753	1.38	1,221	1.87
個別貸倒引当金繰入 ③ (個別引当) ※	Non-operating Allowance for bad debt ※ ③	6,459	0.44	4,765	0.33	5,907	0.40	3,436	0.23	6,317	0.42
無担保	Unsecured	3,147	0.29	2,565	0.24	2,243	0.21	1,197	0.11	2,690	0.24
有担保	Home equity	3,249	0.95	2,188	0.64	3,613	1.05	2,154	0.63	3,535	1.03
事業者	Small business	62	0.22	11	0.04	51	0.15	85	0.24	91	0.22
①+③	Total Write-offs ①+③	98,007	6.63	49,816	3.34	97,149	6.41	48,701	3.15	93,368	5.89
前年同期比	YOY%	31.2		3.4		-0.9		-2.2		-3.9	
②+③	Write-offs ②+③	97,458	6.71	49,423	3.39	96,224	6.54	47,947	3.21	92,146	6.07
前年同期比	YOY%	23.4		3.0		-1.3		-3.0		-4.2	
無担保	Unsecured	86,507	8.00	43,012	3.96	83,436	7.63	40,739	3.65	79,033	6.96
有担保	Home equity	9,612	2.81	5,503	1.60	10,800	3.13	6,050	1.77	10,768	3.14
事業者	Small business	1,339	4.79	907	3.01	1,987	6.04	1,158	3.26	2,345	5.69
保証債権等	Guarantee.etc	550	1.96	393	1.13	926	2.08	753	1.38	1,221	1.87
貸倒関連費用(営業費用)	Credit Cost	109,223	7.38	49,874	3.34	97,385	6.43	45,165	2.92	85,549	5.40
期末貸倒引当金	Allowance for bad debt (End)	81,693	5.52	81,750	5.48	81,928	5.41	78,392	5.07	74,108	4.68

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権　Non-operating allowance for bad debt = Loans with legal bankruptcy + Loans with civil rehabilitation law.

11. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(2) クレジットコストの状況／半期比較 (Credit Cost / YTD%)

年/決算月 (Fiscal Year)		04/3 (6M)	2Q×2(年換算)/L %	04/9 (6M)	2Q×2(年換算)/L %	05/3 (6M)	2Q×2(年換算)/L %	05/9 (6M)	2Q×2(年換算)/L %
営業債権合計 (L)	Total Receivable Outstanding (L)	1,479,080	–	1,492,970	–	1,515,007	–	1,547,297	–
期末営業貸付金	Loans outstanding	1,451,638	–	1,459,310	–	1,471,767	–	1,492,898	–
無担保	Unsecured	1,081,057	–	1,085,579	–	1,093,662	–	1,115,158	–
有担保	Home equity	342,637	–	343,560	–	345,180	–	342,265	–
事業者	Small business	27,943	–	30,170	–	32,924	–	35,474	–
保証事業	Guarantee	27,316	–	33,568	–	43,180	–	52,668	–
その他	Other	–	–	–	–	–	–	1,730	–
期初貸倒引当金	Allowance for bad debt (Beginning)	70,479	4.86	81,693	5.60	81,693	5.55	81,928	5.49
貸倒発生額合計 ①	Total Write-offs ①	46,937	6.35	45,051	6.04	46,191	6.10	45,264	5.85
半期増減率	YTD%	5.2		-4.0		2.5		-2.0	
貸倒発生額 ②	Write-offs ②	46,595	6.42	44,658	6.12	45,658	6.20	44,511	5.96
半期増減率		4.9		-4.2		2.2		-2.5	
無担保	Unsecured	42,271	7.82	40,446	7.45	40,747	7.45	39,542	7.09
有担保	Home equity	3,632	2.12	3,315	1.93	3,872	2.24	3,895	2.28
事業者	Small business	693	4.96	896	5.94	1,039	6.31	1,073	6.05
保証債権等	Guarantee,etc	342	–	393	–	533	–	753	2.77
個別貸倒引当金繰入 ③ (個別引当) ※1	Non-operating Allowance for bad debt ※1 ③ YTD%	2,875	0.40	4,765	0.65	1,142	0.16	3,436	0.46
無担保	Unsecured	962	0.18	2,565	0.47	-322	-0.06	1,197	0.21
有担保	Home equity	1,869	1.09	2,188	1.27	1,425	0.83	2,154	1.26
事業者	Small business	44	0.31	11	0.07	40	0.24	85	0.48
①+③	Total Write-offs ①+③	49,812	6.74	49,816	6.67	47,333	6.25	48,701	6.29
半期増減率	YTD%	3.6		0.0		-5.0		2.9	
②+③	Write-offs ②+③	49,471	6.82	49,423	6.77	46,801	6.36	47,947	6.42
半期増減率	YTD%	3.1		-0.1		-5.3		2.4	
無担保	Unsecured	43,234	8.00	43,012	7.92	40,424	7.39	40,739	7.31
有担保	Home equity	5,502	3.21	5,503	3.20	5,297	3.07	6,050	3.54
事業者	Small business	736	5.27	907	6.01	1,080	6.56	1,158	6.53
保証債権等	Guarantee,etc	342	–	393	–	533	–	753	2.77
貸倒関連費用(営業費用) ※2	Credit Cost	48,758	6.72	49,874	6.68	47,511	6.27	45,165	5.84
期末貸倒引当金	Allowance for bad debt (End)	81,693	5.52	81,750	5.48	81,928	5.41	78,392	5.07

※:個別貸倒引当金＝破産更生債権(有担保)＋民事再生債権　Non-operating allowance for bad debt = Loans with legal bankruptcy + Loans with civil rehabilitation law.

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月 (Fiscal Year)		04/3	/(L) %	04/9	/(L) %	05/3	/(L) %	05/9	/(L) %	2006/3(E)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,451,638	-	1,459,310	-	1,471,767	-	1,492,898	-	1,518,898	-
無担保	Unsecured	1,081,057	-	1,085,579	-	1,093,662	-	1,115,158	-	1,135,183	-
有担保	Home equity	342,637	-	343,560	-	345,180	-	342,265	-	342,474	-
事業者	Small business	27,943	-	30,170	-	32,924	-	35,474	-	41,240	-
4分類開示債権合計 ①	NPL total ①	117,884	8.12	127,416	8.73	128,662	8.74	132,324	8.86	-	-
破綻先	Category 4	26,107	1.80	29,444	2.02	28,144	1.91	30,354	2.03	-	-
延滞債権	Category 3	42,141	2.90	46,015	3.15	48,221	3.28	48,921	3.28	-	-
3ヶ月以上延滞債権	Category 2	12,375	0.85	12,918	0.89	12,100	0.82	13,370	0.90	-	-
貸出条件緩和債権	Category 1	37,260	2.57	39,037	2.68	40,196	2.73	39,678	2.66	-	-
うち無担保ローン ②	②	69,943	6.47	72,885	6.71	73,025	6.68	75,527	6.77	-	-
破綻先	Category 4	4,880	0.45	4,745	0.44	3,780	0.35	4,088	0.37	-	-
延滞債権	Category 3	18,929	1.75	19,832	1.83	20,261	1.85	21,983	1.97	-	-
3ヶ月以上延滞債権	Category 2	8,977	0.83	9,477	0.87	9,061	0.83	10,255	0.92	-	-
貸出条件緩和債権	Category 1	37,155	3.44	38,830	3.58	39,923	3.65	39,200	3.52	-	-
期末貸倒引当金 ③	Allowance for NPL ③	99,958	6.89	101,425	6.95	101,053	6.87	98,875	6.62	96,569	6.36
無税	Untaxable	81,864	5.64	99,488	6.82	99,700	6.77	97,467	6.53	95,449	6.28
有税	Taxable	18,094	1.25	1,936	0.13	1,353	0.09	1,407	0.10	1,119	0.07
流動 ④	Current assets ④	81,693	5.63	81,750	5.60	81,928	5.57	78,392	5.25	74,108	4.88
固定	Fixed assets	18,264	1.26	19,674	1.35	19,124	1.30	20,483	1.37	22,460	1.48
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	84.8	-	79.6	-	78.5	-	74.7	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	116.8	-	112.2	-	112.2	-	103.8	-	-	-

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取決めを行なった貸付金

Claims in bankruptcy:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arears:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(4) 無担保ローン債権分類内訳(ストック) *(Details of Unsecured Loans)*

(単位:百万円/¥Million)

年/決算月	*(Fiscal Year)*	04/3	/(L)%	04/9	/(L)%	05/3	/(L)%	05/9	/(L)%
無担保ローン残高 (L)	*Unsecured Loans Outstanding (L)*	1,081,057	-	1,085,579	-	1,093,662	-	1,115,158	-
営業店残高	*Branch*	1,062,361	98.3	1,065,746	98.2	1,073,401	98.1	1,093,173	98.0
正常債権残高	*Ordinary Loan*	998,354	92.3	999,873	92.1	1,008,077	92.2	1,026,823	92.1
解約債権残高 ※1	*Defaulted Loan (1M+NPL)*	64,006	6.0	65,873	6.2	65,324	6.1	66,350	5.9
半期増減率	*YTD%*	1.7		2.9		-0.8		1.6	
うち条件緩和債権	*Rescheduled Loan*	35,852	3.4	37,086	3.5	37,750	3.5	36,938	3.3
うちその他解約債権	*Other*	28,153	2.7	28,787	2.7	27,573	2.6	29,411	2.6
管理センター残高	*Collection Center*	18,696	1.7	19,832	1.8	20,261	1.9	21,985	2.0
半期増減率	*YTD%*	9.4		6.1		2.2		8.5	

※1:解約未収率=解約債権残高/営業店残高　Defaulted Loan(1M+NPL) / Unsecured Loans Outstanding (Branch's)

(5) 無担保ローン延滞遷移率(フロー) *(Overdue Ratio of Unsecured Loans)*

(単位:百万円/*¥Million*・%)

年/決算月	*(Fiscal Year)*	04/3 (6M)	増減率(yoy)	04/9 (6M)	増減率(yoy)	05/3 (6M)	増減率(yoy)	05/9 (6M)	増減率(yoy)
解約発生率 ※2	*Default(1M+Arrearage)Ratio*	0.939	*0.054*	0.943	*-0.060*	0.866	*-0.073*	0.899	*-0.044*
うち介入発生率	*3rd Party Intervention*	0.569	*0.016*	0.576	*-0.066*	0.535	*-0.034*	0.563	*-0.013*
うち不履行発生率	*Other*	0.370	*0.038*	0.367	*0.006*	0.331	*-0.039*	0.336	*-0.031*
移管発生率 ※3	*Transfer(5M+Arrearage)Ratio*	0.639	*0.065*	0.611	*-0.020*	0.566	*-0.073*	0.568	*-0.043*
移管額	*Transfer(5M+Arrearage)*	40,606	12.1	38,973	-2.3	36,292	-10.6	36,984	-5.1

※2:解約発生率=解約発生金額/正常債権残高　Default Ratio = Default(1M+Arrearage) / Ordinary Loans

※3:移管発生比率=移管発生金額/営業店残高　Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(6) 貸倒償却要因別状況/残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位:百万円/*¥Million*)

年/決算月	*(Fiscal Year)*	04/3 (12M)	償却単価 ※1 *(per account)*	04/9 (6M)	償却単価 ※1 *(per account)*	05/3 (12M)	償却単価 ※1 *(per account)*	05/9 (6M)	償却単価 ※1 *(per account)*
償却理由(合計)	*Reason for Write-off (Total)*	83,359	421	40,446	437	81,193	439	39,553	451
増減率	*YOY%*	19.3		-1.6		-2.6		-2.2	
破産	*Bankruptcy*	35,263	485	15,334	511	28,941	513	13,281	535
増減率/占有率	*YOY/Share%*	11.2	42.3%	-17.8	37.9%	-17.9	35.6%	-13.4	33.6%
元金損失	*Waiver of principal due to a settlement*	18,394	-	8,454	-	20,379	-	10,148	-
増減率/占有率	*with lawyer YOY/Share%*	22.6	22.1%	3.0	20.9%	10.8	25.1%	20.0	25.7%
連絡不能等	*Loss of contact, etc.*	15,746	346	8,496	374	15,233	374	6,917	369
増減率/占有率	*YOY/Share%*	15.0	18.9%	8.2	21.0%	-3.3	18.8%	-18.6	17.5%
介入後未決	*Unsettled intervention*	5,151	460	3,398	480	6,477	493	4,263	528
増減率/占有率	*YOY/Share%*	37.4	6.2%	26.0	8.4%	25.7	8.0%	25.5	10.8%
不履行	*No intention to repay*	8,804	355	4,761	354	10,161	360	4,941	367
増減率/占有率	*YOY/Share%*	53.8	10.6%	29.7	11.8%	15.4	12.5%	3.8	12.5%

※1:償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※2:元金損失1口座あたり単価(03/9 263千円、04/3 288千円、04/9 302千円、05/3 329千円)。

12. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月(Fiscal Year)		04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9 ①	増減率(yoy%)	2006/3 (E)	増減率(yoy%)	会計残高 (On-Balance) 05/9 ②	増減率(yoy%)	(Off-Balance) 05/3 ①−②
残高 (百万円)	Balance (¥Million)	729,081	5.9	751,553	7.0	769,643	5.6	791,436	5.3	610,384	14.7	159,259
割賦売掛金	Installment Receivable	270,868	7.3	285,867	11.3	291,685	7.7	296,763	3.8	224,028	26.7	67,657
総合斡旋	Credit Card Shopping	74,635	8.3	79,622	11.3	88,826	19.0	90,700	13.9	70,360	43.5	18,466
個品斡旋	Installment Sales Finance	196,232	7.0	206,245	11.3	202,858	3.4	206,062	-0.1	153,668	20.2	49,190
オートローン	Automobile	804	-82.4	-	-	-	-	-	-	-	-	-
特定	Service	120,210	14.3	134,874	20.6	131,368	9.3	135,077	0.2	-	-	-
一般	Goods	66,347	8.3	62,248	0.9	62,842	-5.3	62,523	0.4	-	-	-
代位弁済	Collateral	8,870	-28.4	9,121	-5.3	8,648	-2.5	8,461	-7.2	-	-	-
リース他	Lease etc.	0	-100.0	0	-	0	-	0	-	-	-	-
営業貸付金	Loans (Cash Advance)	356,011	9.5	367,459	8.4	383,158	7.6	401,876	9.4	291,537	15.1	91,621
カードキャッシング	with Credit Card	208,402	4.6	209,300	3.2	215,563	3.4	227,861	8.9	150,837	2.0	64,726
キャッシュプラザ	with Loan Card (Life Play Card)	147,029	17.6	157,630	16.3	167,094	13.6	173,541	10.1	140,199	33.7	26,895
その他	Other	580	-29.2	528	-31.9	500	-13.8	473	-10.4	500	-13.8	-
信用保証売掛金	Guarantee	102,201	-8.1	98,226	-7.6	94,799	-7.2	92,796	-5.5	94,799	-7.2	-
パートナー	Partner Loan (Automobile)	1,615	-61.2	1,194	-52.3	967	-40.1	713	-40.3	967	-40.1	-
銀行保証	Bank Loan	66,844	-2.8	65,305	-3.8	63,814	-4.5	63,846	-2.2	63,814	-4.5	-
住宅	Home Loan	33,741	-11.9	31,726	-11.5	30,016	-11.0	28,236	-11.0	30,016	-11.0	-
クレジットカード	Credit Card											
有効カード会員数 (千人)	Number of Card Holders (Thousand)	11,475	*1,083*	11,916	*884*	12,438	*963*	12,967	*1,051*			
プロパー	Proper	1,677	*99*	1,710	*85*	1,739	*62*	1,809	*99*			
提携	Affinity	9,797	*983*	10,205	*799*	10,698	*901*	11,158	*953*			
新規発行数 (千枚)	Number of New Issue (Thousand)	1,050	*43*	2,086	*-56*	1,099	*49*	2,271	*185*			
プロパー	Proper	102	*10*	207	*15*	108	*6*	242	*35*			
提携	Affinity	947	*33*	1,878	*-72*	990	*43*	2,028	*150*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)											
総合斡旋	Shopping	56	12.0	54	17.4	56	0.0	54	0.0			
キャッシング	Cashing	222	-1.8	219	-2.2	214	-3.6	215	-1.8			
買上実績 (百万円)	Purchase Results (¥Million)											
個品斡旋	Installment Sales Finance	67,541	17.7	135,646	14.8	60,515	-10.4	124,515	-8.2			
カード事業	Credit Card	289,964	9.5	597,314	9.9	338,245	16.7	706,052	18.2			
総合斡旋	Shopping	176,482	16.8	373,130	17.3	220,431	24.9	460,562	23.4			
キャッシング	Cashing	113,482	-0.2	224,184	-0.5	117,814	3.8	245,490	9.5			

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		04/9	増減率(yoy)	05/3	増減率(yoy)	05/9	増減率(yoy%)	2006/3 (E)	増減数(yoy)
事業店舗数 (店)	Business Branches	277	*21*	280	*12*	286	*9*	288	*8*
営業店舗	Branches	69	*0*	69	*0*	69	*0*	69	*0*
ライフカード店	Life card (new concept branches)	5	*5*	7	*6*	7	*2*	17	*10*
キャッシュプラザ	Cash Plaza	203	*16*	204	*6*	210	*7*	202	*-2*
有人	Staffed	116	*14*	114	*5*	114	*-2*	103	*-11*
無人	Unstaffed	87	*2*	90	*1*	96	*9*	99	*9*
加盟店数 (社)	Member Merchant	93,627	*6,834*	95,281	*4,725*	96,746	*3,119*	100,253	*4,972*
正社員数(a) (人)	N. of Employees (regulary payroll) (a)	1,840	*-12*	1,786	*13*	1,869	*29*	1,843	*57*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,698	*-25*	1,739	*34*	1,805	*107*	1,880	*141*
合計(a)+(b) (人)	Total (a)+(b)	3,538	*-37*	3,525	*47*	3,674	*128*	3,723	*198*
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)／(a+b)	48.0	*-0.2*	49.3	*0.3*	49.1	*1.1*	50.5	*1.2*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/9	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	05/9 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	60,815	7.6	123,881	100.0	8.9	66,429	100.0	9.2	132,858	134,701	100.0	8.7
割賦売掛金収益	Installment Receivable	13,014	4.5	26,870	21.7	10.1	14,513	21.8	11.5	29,026	29,275	21.7	9.0
総合斡旋	Credit Card Shopping	4,474	8.3	9,313	7.5	10.8	5,296	8.0	18.4	10,592	11,018	8.2	18.3
個品斡旋	Installment Sales Finance	8,509	3.2	17,501	14.1	10.1	9,200	13.8	8.1	18,400	18,231	13.5	4.2
その他	Other	29	-59.7	55	0.0	-50.0	15	0.0	-48.3	30	25	0.0	-54.5
営業貸付収益	Loans (Cash Advance)	41,674	7.7	84,919	68.5	7.7	45,361	68.3	8.8	90,722	92,630	68.8	9.1
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	24,130	3.9	48,558	39.2	3.4	25,172	37.9	4.3	50,344	51,502	38.2	6.1
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	17,522	13.6	36,313	29.3	14.2	20,170	30.4	15.1	40,340	41,091	30.5	13.2
その他融資	Other	20	-4.8	48	0.0	-4.0	19	0.0	-5.0	38	36	0.0	-25.0
信用保証	Guarantee	2,013	5.1	4,044	3.3	5.3	2,118	3.2	5.2	4,236	4,279	3.2	5.8
その他の金融収益	Other Financial Revenue	30	-23.1	50	0.0	-16.7	30	0.0	0.0	60	62	0.0	24.0
その他の営業収益	Other Operating Revenue	4,081	19.8	7,995	6.5	21.1	4,405	6.6	7.9	8,810	8,454	6.3	5.7
償却債権回収額	Bad Debt Recovery	1,683	18.5	3,175	2.6	18.9	1,831	2.8	8.8	3,662	3,468	2.6	9.2
その他の業務収入	Other	2,398	20.9	4,819	3.9	22.5	2,573	3.9	7.3	5,146	4,986	3.7	3.5
営業費用	Operating Expenses	53,081	1.3	107,401	86.7	5.4	54,851	82.6	3.3	109,702	113,670	84.4	5.8
金融費用	Financial Expenses	4,367	6.3	8,806	7.1	2.5	4,330	6.5	-0.8	8,660	9,001	6.7	2.2
貸倒関連費用	Credit Cost	19,747	-3.8	39,775	32.1	4.9	20,924	31.5	6.0	41,848	37,946	28.2	-4.6
その他の営業費用	Other Operating Expenses(SG&A)	28,966	4.3	58,819	47.5	6.1	29,596	44.6	2.2	59,192	66,722	49.5	13.4
広告宣伝費	Advertising Expenses	2,737	-5.3	5,464	4.4	8.1	3,250	4.9	18.7	6,500	6,539	4.9	19.7
人件費	Salaries	7,595	-1.0	15,257	12.3	0.7	8,288	12.5	9.1	16,576	16,764	12.4	9.9
その他	Other	18,633	8.2	38,096	30.8	8.1	18,058	27.2	-3.1	36,116	43,417	32.2	14.0
販売費	Sales Cost	8,415	13.4	17,623	14.2	11.8	8,769	13.2	4.2	17,538	19,071	14.2	8.2
ｼｽﾃﾑ費	System Cost	5,275	6.8	10,698	8.6	5.3	4,098	6.2	-22.3	8,196	12,984	9.6	21.4
施設費	Rent Cost	1,849	-3.0	3,500	2.8	-7.8	1,855	2.8	0.3	3,710	4,032	3.0	15.2
管理費	Admin Cost	3,093	5.0	6,274	5.1	13.8	3,334	5.0	7.8	6,668	7,329	5.4	16.8
営業利益	Operating Income	7,733	89.4	16,480	13.3	39.7	11,577	17.4	49.7	23,154	21,031	15.6	27.6
営業外利益	Non-operating Income	47	-74.2	94	0.1	-73.5	70	0.1	48.9	140	86	0.1	-8.5
営業外費用	Non-operating Expenses	30	-77.1	50	0.0	-27.5	9	0.0	-70.0	18	17	0.0	-66.0
経常利益	Ordinary Income	7,750	87.5	16,524	13.3	36.8	11,639	17.5	50.2	23,278	21,100	15.7	27.7
特別利益	Extraordinary Income	28	-99.3	217	0.2	-94.9	156	0.2	457.1	312	156	0.1	-28.1
特別損失	Extraordinary Losses	483	-65.5	885	0.7	-85.6	60	0.1	-87.6	120	110	0.1	-87.6
税引前利益(a)	Income before Income Taxes(a)	7,294	7.2	15,856	12.8	55.5	11,734	17.7	60.9	23,468	21,145	15.7	33.4
法人税·住民税及び事業税(b)	Income Taxes(b)	115	3.6	225	0.2	3.2	99	0.1	-13.9	198	240	0.2	6.7
法人税等調整額(c)	Effect of a Tax Consequences(c)	1,460	-	4,952	4.0	-	4,770	7.2	-	9,540	8,584	6.4	-
当期純利益	Net Income	5,719	-36.0	10,679	8.6	-33.8	6,863	10.3	20.0	13,726	12,320	9.1	15.4
実質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	21.6	-	32.7	-	-	41.5	-	-	-	41.7	-	-

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/9		05/3			05/9				2006/3(E)		
			増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)	a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) a×2		営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	59,856	8.1	121,972	100.0	9.3	65,530	100.0	9.5	131,060	132,900	100.0	9.0
割賦売掛金収益	Installment Receivable	12,546	5.0	26,267	21.5	11.3	14,067	21.5	12.1	28,134	28,812	21.7	9.7
総合斡旋	Credit Card Shopping	4,274	8.0	9,090	7.5	11.7	5,022	7.7	17.5	10,044	10,768	8.1	18.5
個品斡旋	Installment Sales Finance	8,242	4.1	17,120	14.0	11.6	9,029	13.8	9.5	18,058	18,019	13.6	5.3
その他	Other	29	-59.7	55	0.0	-50.0	15	0.0	-48.3	30	25	0.0	-54.5
営業貸付収益	Loans (Cash Advance)	41,184	9.7	83,613	68.6	8.8	44,908	68.5	9.0	89,816	91,291	68.7	9.2
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	23,828	5.3	47,817	39.2	4.3	24,895	38.0	4.5	49,790	50,702	38.2	6.0
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	17,335	16.3	35,747	29.3	15.4	19,993	30.5	15.3	39,986	40,552	30.5	13.4
その他融資	Other	20	-4.8	48	0.0	-4.0	19	0.0	-5.0	38	36	0.0	-25.0
信用保証	Guarantee	2,013	5.1	4,044	3.3	5.3	2,118	3.2	5.2	4,236	4,279	3.2	5.8
その他の金融収益	Other Financial Revenue	30	-23.1	50	0.0	-16.7	30	0.0	0.0	60	62	0.0	24.0
その他の営業収益	Other Operating Revenue	4,081	4.7	7,995	6.6	11.1	4,405	6.7	7.9	8,810	8,454	6.4	5.7
償却債権回収額	Bad Debt Recovery	1,683	18.5	3,175	2.6	18.9	1,831	2.8	8.8	3,662	3,468	2.6	9.2
その他の業務収入	Other	2,398	-3.2	4,819	4.0	6.5	2,573	3.9	7.3	5,146	4,986	3.8	3.5
営業費用	Operating Expenses	52,122	1.7	105,492	86.5	5.7	53,952	82.3	3.5	107,904	111,869	84.2	6.0
金融費用	Financial Expenses	3,408	15.0	6,897	5.7	7.3	3,431	5.2	0.7	6,862	7,200	5.4	4.4
貸倒関連費用	Credit Cost	19,747	-3.8	39,775	32.6	4.9	20,924	31.9	6.0	41,848	37,946	28.6	-4.6
その他の営業費用	Other Operating Expenses(SG&A)	28,966	4.3	58,819	48.2	6.1	29,596	45.2	2.2	59,192	66,722	50.2	13.4
広告宣伝費	Advertising Expenses	2,737	-5.3	5,464	4.5	8.1	3,250	5.0	18.7	6,500	6,539	4.9	19.7
人件費	Salaries	7,595	-1.0	15,257	12.5	0.7	8,288	12.6	9.1	16,576	16,764	12.6	9.9
その他	Other	18,633	8.2	38,096	31.2	8.1	18,058	27.6	-3.1	36,116	43,417	32.7	14.0
販売費	Sales Cost	8,415	13.4	17,623	14.4	11.8	8,769	13.4	4.2	17,538	19,071	14.3	8.2
ｼｽﾃﾑ費	System Cost	5,275	6.8	10,698	8.8	5.3	4,098	6.3	-22.3	8,196	12,984	9.8	21.4
施設費	Rent Cost	1,849	-3.0	3,500	2.9	-7.8	1,855	2.8	0.3	3,710	4,032	3.0	15.2
管理費	Admin Cost	3,093	5.0	6,274	5.1	13.8	3,334	5.1	7.8	6,668	7,329	5.5	16.8
営業利益	Operating Income	7,733	89.4	16,480	13.5	39.7	11,577	17.7	49.7	23,154	21,031	15.8	27.6
営業外利益	Non-operating Income	47	-74.2	94	0.1	-73.5	70	0.1	48.9	140	86	0.1	-8.5
営業外費用	Non-operating Expenses	30	-77.1	50	0.0	-27.5	9	0.0	-70.0	18	17	0.0	-66.0
経常利益	Ordinary Income	7,750	87.5	16,524	13.5	36.8	11,639	17.8	50.2	23,278	21,100	15.9	27.7
特別利益	Extraordinary Income	28	-99.3	217	0.2	-94.9	156	0.2	457.1	312	156	0.1	-28.1
特別損失	Extraordinary Losses	483	-65.5	885	0.7	-85.6	60	0.1	-87.6	120	110	0.1	-87.6
税引前利益(a)	Income before Income Taxes(a)	7,294	7.2	15,856	13.0	55.5	11,734	17.9	60.9	23,468	21,145	15.9	33.4
法人税･住民税及び事業税(b)	Income Taxes(b)	115	3.6	225	0.2	3.2	99	0.2	-13.9	198	240	0.2	6.7
法人税等調整額(c)	Effect of a Tax Consequences(c)	1,460	-	4,952	4.1	-	4,770	7.3	-	9,540	8,584	6.5	-
当期純利益	Net Income	5,719	-36.0	10,679	8.8	-33.8	6,863	10.5	20.0	13,726	12,320	9.3	15.4
実質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	21.6	-	32.7	-	-	41.5	-	-	-	41.7	-	-

14. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis) / 会計ベース (On-Balance)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/3	構成比(%)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	2006/3(E)	構成比(%)	会計ベース 05/9	構成比(%)
借入金	Borrowings	263,730	52.7	300,253	57.3	346,077	65.2	338,449	62.5	345,250	60.5	338,449	91.1
都市銀行	City Banks	1,000	0.2	5,000	1.0	4,500	0.8	5,000	0.9	-	-	5,000	1.3
長期信用銀行	Long-Term Credit Banks	21,722	4.3	26,122	5.0	28,375	5.3	29,625	5.5	-	-	29,625	8.0
信託銀行	Trust Banks	25,697	5.1	35,567	5.8	39,470	7.4	42,498	7.9	-	-	42,498	11.4
地方銀行·第二地方銀行	Regional Banks	23,219	4.6	30,230	5.8	43,955	8.3	45,577	8.4	-	-	45,577	12.3
系統金融機関	Cooperative Financial Ins.	20,534	4.1	29,106	5.6	34,167	6.4	46,550	8.6	-	-	46,550	12.5
生命保険会社	Life Insurance	4,349	0.9	6,710	1.3	6,087	1.1	4,333	0.8	-	-	4,333	1.2
損害保険会社	Non-Life Insurance	1,781	0.4	1,237	0.2	2,942	0.6	2,216	0.4	-	-	2,216	0.6
その他	Other	49,152	9.8	51,256	9.8	54,806	10.3	54,475	10.1	-	-	54,475	14.7
シンジケートローン	Syndicated Loan	17,275	3.5	15,025	2.9	12,775	2.4	8,175	1.5	-	-	8,175	2.2
アイフル	AIFUL	99,000	19.8	100,000	19.1	119,000	22.4	100,000	18.5	-	-	100,000	26.9
CP·社債等	CP and Bonds	236,590	47.3	223,538	42.7	184,949	34.8	202,904	37.5	225,799	39.5	33,000	8.9
証券化	ABS	221,590	44.3	203,538	38.9	174,949	32.9	169,904	31.4	-	-	-	-
CP	CP	5,000	1.0	10,000	1.9	-	-	23,000	4.2	-	-	23,000	6.2
普通社債	SB	10,000	2.0	10,000	1.9	10,000	1.9	10,000	1.8	-	-	10,000	2.7
合　計	Total	500,320	100.0	523,792	100.0	531,026	100.0	541,354	100.0	571,049	100.0	371,449	100.0

(2)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/3	構成比(%)	04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	2006/3(E)	構成比(%)	会計ベース 05/9	構成比(%)
短期調達	Short-term Borrowings	53,320	10.7	62,880	12.0	56,240	10.6	77,350	14.3	82,040	14.4	77,350	20.8
短期借入	Borrowings	48,320	9.7	52,880	10.1	56,240	10.6	54,350	10.0	-	-	54,350	14.6
CP	CP	5,000	1.0	10,000	1.9	-	-	23,000	4.3	-	-	23,000	6.2
長期調達	Long-term Borrowings	447,000	89.3	460,912	88.0	474,786	89.4	464,004	85.7	489,009	85.6	294,099	79.2
固定金利借入	Fixed Rate	24,202	4.8	40,128	7.7	46,365	8.7	53,836	9.9	-	-	53,836	14.5
変動金利借入	Floating Rate	191,207	38.2	207,245	39.6	243,472	45.8	230,263	42.5	-	-	230,263	62.0
社債等(固定)	ABS (Fixed Bond)	81,664	16.3	81,222	15.5	98,204	18.5	114,565	21.2	-	-	10,000	2.7
普通社債	SB	10,000	2.0	10,000	1.9	10,000	1.9	10,000	1.8	-	-	10,000	2.7
証券化	ABS	71,664	14.3	71,222	13.6	88,204	16.6	104,565	19.3	-	-	-	-
社債等(変動)	ABS (Floating Bond)	149,926	30.0	132,316	25.3	86,744	16.3	65,339	12.1	-	-	-	-
証券化	ABS	149,926	30.0	132,316	25.3	86,744	16.3	65,339	12.1	-	-	-	-
キャップ	With Cap	139,926	28.0	112,316	21.4	86,744	16.3	65,339	12.1	-	-	-	-
合　計	Total	500,320	100.0	523,792	100.0	531,026	100.0	541,354	100.0	571,049	100.0	371,449	100.0

※開始年月日が未到来のキャップ·スワップはございません。

(3)調達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		04/3	04/9	05/3	05/9	2006/3(E)
調達金利	Funding Rate	1.44	1.40	1.46	1.33	1.39
間接	Indirect	2.02	1.83	1.77	1.67	1.72
直接	Direct	0.80	0.81	0.87	0.76	0.90

※調達金利=末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.65	1.70	1.65	1.55	1.95

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. ライフ顧客属性 (*Customer Profile / LIFE*)

(1) クレジットカード (*Credit Card*)

1) 性別 (*Sex*)

(千件/ *Thousand*)

年/決算月 (*Fiscal Year*)		04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (*New Accounts*)	男 性 (*Male*)	669	63.6	1,325	63.6	675	61.8
	女 性 (*Female*)	382	36.4	757	36.4	417	38.2
	合 計 (*Total*)	1,052	100.0	2,083	100.0	1,092	100.0
既存顧客 (*Existing Accounts*)	男 性 (*Male*)	6,541	57.3	6,826	57.6	7,152	57.8
	女 性 (*Female*)	4,870	42.7	5,029	42.4	5,229	42.2
	合 計 (*Total*)	11,411	100.0	11,856	100.0	12,381	100.0

2) 年齢別 (*Age*)

(千件/ *Thousand*)

年/決算月 (*Fiscal Year*)		04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (*New Accounts*)	~ 19 (才/ *Age*)	4	0.4	5	0.3	6	0.6
	20 ~ 29	135	12.8	267	12.9	157	14.3
	30 ~ 39	208	19.7	407	19.6	220	20.1
	40 ~ 49	225	21.3	444	21.4	223	20.5
	50 ~ 59	236	22.5	471	22.7	237	21.7
	60 ~	245	23.3	484	23.3	250	22.9
	合 計 (*Total*)	1,052	100.0	2,083	100.0	1,092	100.0
既存顧客 (*Existing Accounts*)	~ 19 (才/ *Age*)	7	0.1	6	0.1	10	0.1
	20 ~ 29	963	8.4	944	8.0	952	7.7
	30 ~ 39	2,377	20.8	2,397	20.2	2,449	19.8
	40 ~ 49	2,642	23.2	2,726	23.0	2,831	22.9
	50 ~ 59	2,821	24.7	2,979	25.1	3,138	25.3
	60 ~	2,601	22.8	2,801	23.6	3,000	24.2
	合 計 (*Total*)	11,411	100.0	11,856	100.0	12,381	100.0

(2) ライフキャッシュプラザ (*LIFE Cash Plaza*)

1) 性別 (*Sex*)

(千件/ *Thousand*)

年/決算月 (*Fiscal Year*)		04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (*New Accounts*)	男 性 (*Male*)	29	58.8	57	58.9	27	59.3
	女 性 (*Female*)	20	41.2	39	41.1	19	40.7
	合 計 (*Total*)	49	100.0	96	100.0	46	100.0
既存顧客 (*Existing Accounts*)	男 性 (*Male*)	190	55.0	199	55.0	208	55.0
	女 性 (*Female*)	155	45.0	163	45.0	170	45.0
	合 計 (*Total*)	345	100.0	363	100.0	378	100.0

2) 年齢別 (*Age*)

(千件/ *Thousand*)

年/決算月 (*Fiscal Year*)		04/9	構成比(%)	05/3	構成比(%)	05/9	構成比(%)
新規顧客 (*New Accounts*)	20 ~ 29 (才/ *Age*)	10	20.9	19	20.6	10	20.8
	30 ~ 39	14	28.3	26	27.8	13	27.3
	40 ~ 49	12	24.3	23	24.7	11	24.5
	50 ~ 59	9	18.6	18	18.9	9	19.3
	60 ~	4	7.9	7	8.0	4	8.2
	合 計 (*Total*)	49	100.0	96	100.0	46	100.0
既存顧客 (*Existing Accounts*)	20 ~ 29 (才/ *Age*)	41	12.0	42	11.7	43	11.5
	30 ~ 39	95	27.5	97	26.9	100	26.3
	40 ~ 49	89	26.0	94	26.2	100	26.5
	50 ~ 59	81	23.5	86	23.8	91	24.0
	60 ~	38	11.0	41	11.4	44	11.7
	合 計 (*Total*)	345	100.0	363	100.0	378	100.0

16. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

(1)営業債権ベース／年間比較 *(Write-off / Balance / YOY%)*

(百万円/¥ *Million*)

年/決算月 (Fiscal Year)		04/9			05/3			05/9			2006/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	19,668	729,082	2.70	36,658	751,553	4.88	20,601	769,643	2.68	36,905	791,437	4.66
増減率	yoy%	0.6			3.1			4.7			0.7		
カード	Card	7,699	283,038	2.72	15,257	288,923	5.28	7,713	304,390	2.53	14,484	318,561	4.55
増減率	yoy%	-5.1			0.1			0.2			-5.6		
総合斡旋	Shopping	1,161	74,636	1.56	2,115	79,622	2.66	1,071	88,827	1.21	1,926	90,700	2.12
キャッシング	Cashing	6,538	208,402	3.14	13,141	209,300	6.28	6,642	215,563	3.08	12,557	227,861	5.51
個品斡旋	Installment Sales Finance	2,802	187,363	1.50	4,994	197,123	2.53	2,807	194,212	1.45	5,100	197,601	2.58
増減率	yoy%	-29.8			-17.7			0.2			2.1		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	5,634	147,029	3.83	11,445	157,630	7.26	6,244	167,095	3.74	11,908	173,542	6.86
増減率	yoy%	4.2			8.3			10.8			4.0		
信用保証	Guarantee	1,113	72,479	1.54	1,967	70,484	2.79	1,000	68,678	1.46	1,796	68,618	2.62
増減率	yoy%	-33.1			-16.0			-10.2			-9.3		
住宅	Home Loan	1,071	38,779	2.76	1,266	37,042	3.42	216	34,942	0.62	517	32,775	1.58
増減率	yoy%	763.7			142.8			-79.8			-59.2		
その他	Other	1,350	394	-	1,728	349	-	2,621	327	-	3,101	339	-
増減率	yoy%	429.4			108.3			94.1			79.5		
カード事故	Fraudulent Use of Credit Card	967	-	-	1,159	-	-	171	-	-	387	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	371	-	-	526	-	-	2,443	-	-	2,699	-	-
その他	Other	13	-	-	42	-	-	8	-	-	14	-	-

(2)買上金額ベース／年間比較 *(Write-off / Transaction Volume / YOY%)*

(百万円/¥ *Million*)

年/決算月 (Fiscal Year)		04/9			05/3			05/9			2006/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,161	176,482	0.66	2,115	373,130	0.57	1,071	220,431	0.49	1,926	460,563	0.42

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

(3)営業債権ベース／半期比較 *(Write-off / Balance / YTD%)*

(百万円/¥ *Million*)

年/決算月 (Fiscal Year)		04/3 (6M)			04/9 (6M)			05/3 (6M)			05/9(6M)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	*Total*	16,007	702,202	2.28	19,668	729,082	2.70	16,990	751,553	2.26	20,601	769,643	2.68
半期増減率	*YTD%*	-18.2			22.9			-19.8			-43.8		
カード	*Card*	7,119	274,328	2.59	7,699	283,038	2.72	7,558	288,923	2.62	7,713	304,390	2.53
半期増減率	*YTD%*	-12.3			8.1			-8.0			-49.4		
総合斡旋	*Shopping*	1,058	71,509	1.48	1,161	74,636	1.56	954	79,622	1.20	1,071	88,827	1.21
キャッシング	*Cashing*	6,061	202,820	2.99	6,538	208,402	3.14	6,603	209,300	3.16	6,642	215,563	3.08
個品斡旋	*Installment Sales Finance*	2,077	175,636	1.18	2,802	187,363	1.50	2,192	197,123	1.11	2,807	194,212	1.45
半期増減率	*YTD%*	-48.0			34.9			-52.6			-43.8		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	*Loan Card (Life Play Card)*	5,163	135,543	3.81	5,634	147,029	3.83	5,811	157,630	3.69	6,244	167,095	3.74
半期増減率	*YTD%*	-4.5			9.1			-0.9			-45.4		
信用保証	*Guarantee*	677	74,689	0.91	1,113	72,479	1.54	854	70,484	1.21	1,000	68,678	1.46
半期増減率	*YTD%*	-59.3			64.4			-80.4			-49.2		
住宅	*Home Loan*	398	41,525	0.96	1,071	38,779	2.76	195	37,042	0.53	216	34,942	0.62
半期増減率	*YTD%*	221.7			169.0			-26.3			-82.9		
その他	*Other*	574	480	-	1,350	394	-	377	349	-	2,621	327	-
半期増減率	*YTD%*	124.9			135.2			-72.0			51.7		
カード事故	*Fraudulent Use of Credit Card*	544	-	-	967	-	-	192	-	-	171	-	-
加盟店未精算金	*Loss from Member Merchant Fraudulent*	22	-	-	371	-	-	155	-	-	2,443	-	-
その他	*Other*	9	-	-	13	-	-	29	-	-	8	-	-

(4)買上金額ベース／半期比較 *(Write-off / Transaction Volume / YTD%)*

(百万円/¥ *Million*)

年/決算月 (Fiscal Year)		04/3 (6M)			04/9 (6M)			05/3 (6M)			05/9 (6M)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	*Shopping*	1,058	166,956	0.63	1,160	176,482	0.66	954	196,648	0.49	1,071	220,431	0.49

17. ライフ利回り (Average Yield / LIFE)

(5)営業債権ベース(Managed Asset Basis)

年/決算月(Fiscal Year)		04/3	増減数(yoy)	04/9	増減数(YOY)	05/3	増減数(yoy)	05/9	増減数(yoy)	2006/3 (E)	増減数(yoy)
合計	Total	16.4	*1.4*	16.9	*1.2*	16.9	*0.5*	17.4	*0.5*	17.4	*0.5*
割賦売掛金収益	Installment Receivable	9.5	*-0.5*	9.7	*-0.5*	9.8	*0.3*	9.9	*0.2*	10.0	*0.2*
総合斡旋	Credit Card Shopping	11.7	*-0.9*	11.6	*-0.2*	11.8	*0.1*	12.0	*0.4*	12.5	*0.7*
個品斡旋	Installment Sales Finance	9.2	*0.3*	9.3	*-0.2*	9.5	*0.3*	9.3	*0.0*	9.3	*-0.2*
営業貸付収益	Loans (Cash Advance)	24.3	*-0.4*	24.2	*-0.4*	24.0	*-0.3*	24.2	*0.0*	24.0	*0.0*
カードキャッシング	with Credit Card	23.8	*-0.3*	23.7	*-0.2*	23.4	*-0.4*	23.7	*0.0*	23.5	*0.1*
キャッシュプラザ	with Loan Card (Life Play Card)	25.4	*-0.9*	25.1	*-0.6*	24.9	*-0.5*	25.0	*-0.1*	24.8	*-0.1*
信用保証	Guarantee	3.4	*0.6*	3.9	*0.6*	4.0	*0.6*	4.4	*0.5*	4.5	*0.5*

18. 銀行保証事業 (Bank Loan Guarantee/LIFE)

(1)ライフ(LIFE)

年/決算月(Fiscal Year)				04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)
保証残高	(百万円)	Loans	(¥ Million)	67,919	-2.0	66,844	-2.8	65,305	-3.8	63,814	-4.5
新型商品	(百万円)	High Yield Product	(¥ Million)	19,590	47.9	21,916	30.8	24,046	22.7	25,299	15.4
提携先機関	(行)	Tie-up Banks	(Number)	65	*31*	83	*34*	103	*38*	108	*25*
旧型商品	(百万円)	Low Yield Product	(¥ Million)	48,329	-13.8	44,928	-13.6	41,258	-14.6	38,515	-14.3
提携先機関	(行)	Tie-up Banks	(Number)	41	*0*	38	*-3*	35	*-6*	31	*-7*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

19. 事業者ローン2社の営業指標　*(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月*(Fiscal Year)*				04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	27,591	79.2	37,423	85.1	47,622	72.6	59,772	59.7	71,623	50.4
口座数	(千件)	*Customer Accounts*	*(Thousand)*	22	77.9	27	57.7	32	42.7	37	34.9	41	28.1
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,203	0.8	1,350	17.4	1,455	20.9	1,599	18.4	1,715	17.9
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	12	47.4	6	8.6	13	6.8	7	12.5	14	7.7
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	15.3	*-0.1*	15.1	*-0.2*	15.1	*-0.2*	15.0	*-0.2*	14.9	*-0.2*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	3.6	*1.0*	1.8	*-0.4*	3.3	*-0.3*	1.7	*-0.1*	3.4	*0.2*
営業店舗数	(店)	*Loan Business Branches*		2	*-1*	2	*0*	4	*2*	7	*5*	7	*3*
有人店舗		*Staffed*		2	*-1*	2	*0*	4	*2*	7	*5*	7	*3*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		57	*10*	56	*0*	65	*8*	80	*24*	114	*49*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月*(Fiscal Year)*				04/3	増減率(yoy%)	04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	31,214	7.0	36,316	25.4	45,673	46.3	57,175	57.4	73,413	60.7
口座数	(千件)	*Customer Accounts*	*(Thousand)*	15	1.4	17	14.8	21	36.2	26	51.3	32	52.4
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,014	5.5	2,106	9.3	2,163	7.4	2,191	4.1	2,257	4.3
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	4	-	3	85.6	9	107.7	7	101.0	16	77.8
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	27.4	*-0.6*	27.5	*-0.6*	27.2	*-0.2*	26.6	*-0.9*	26.4	*-0.8*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.6	*-3.4*	0.8	*-0.3*	1.6	*0.0*	1.0	*0.2*	2.1	*0.5*
営業店舗数	(店)	*Loan Business Branches*		38	*1*	42	*5*	50	*12*	57	*15*	63	*13*
有人店舗		*Staffed*		38	*1*	42	*5*	50	*12*	57	*15*	63	*13*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		446	*-15*	670	*249*	762	*316*	794	*124*	958	*196*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

20. 消費者金融グループ会社の営業指標 (Review of Operation / Consumer Finance Subsidiaries)

営業債権ベース(*Managed Asset Basis*)

(1)トライト(*Tryto / Merged : April 2004*)

年/決算月(Fiscal Year)				04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3(E)	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	(¥ Million)	55,906	-	58,121	-	61,846	10.6	66,157	13.8
口座数	(千件)	*Customer Accounts*	(Thousand)	167	-	165	-	170	1.6	179	8.5
一口座当たり残高	(千円)	*Per Account*	(¥ Thousand)	333	-	350	-	363	8.9	367	4.9
新規顧客件数	(千件)	*New Accounts*	(Thousand)	16	-	35	-	21	32.4	44	25.7
平均名目金利 ※	(%)	*Average interest rate*	(%)	29.0	-	29.0	-	28.7	*-0.3*	28.5	*-0.5*
貸倒償却率	(%)	*Write off Ratio*	(%)	7.4	-	12.3	-	4.8	*-2.6*	9.6	*-2.7*
営業店舗数	(店)	*Loan Business Branches*		100	-	100	-	104	*4*	109	*9*
有人店舗		*Staffed*		48	-	48	-	50	*2*	55	*7*
無人店舗		*Unstaffed*		52	-	52	-	54	*2*	54	*2*
社員数	(人)	*Number of Employees*		246	-	252	-	292	*46*	319	*67*

※ アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高+期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)ワイド(*Wide / Acquisition : June 2004*)

年/決算月(Fiscal Year)				04/9	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3(E)	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	(¥ Million)	94,758	-	95,345	-	98,770	4.2	103,892	9.0
口座数	(千件)	*Customer Accounts*	(Thousand)	199	-	204	-	219	9.8	235	15.2
一口座当たり残高	(千円)	*Per Account*	(¥ Thousand)	475	-	466	-	450	-5.1	441	-5.4
新規顧客件数	(千件)	*New Accounts*	(Thousand)	22	-	52	-	35	54.6	73	40.4
平均名目金利 ※	(%)	*Average interest rate*	(%)	28.6	-	28.9	-	29.0	*0.3*	28.9	*0.0*
貸倒償却率	(%)	*Write off Ratio*	(%)	3.8	-	10.3	-	4.1	*0.3*	8.0	*-2.3*
営業店舗数	(店)	*Loan Business Branches*		293	-	293	-	293	*0*	297	*4*
有人店舗		*Staffed*		33	-	33	-	33	*0*	37	*4*
無人店舗		*Unstaffed*		260	-	260	-	260	*0*	260	*0*
社員数	(人)	*Number of Employees*		356	-	358	-	390	*34*	386	*28*

※ アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高+期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数。ワイドのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Notes: Italic Font = Increase or Decrease The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

20. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(3)ティーシーエム *(TCM / Acquisition : Feb 2005)* ※1

			年/決算月 *(Fiscal Year)*	05/3	増減率(yoy%)	05/9	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	9,212	-	9,224	-	9,536	3.5
口座数	(千件)	*Customer Accounts*	*(Thousand)*	26	-	25	-	26	0.0
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	343	-	360	-	362	5.5
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	-	-	1	-	3	-
平均名目金利 ※2	(%)	*Average interest rate*	*(%)*	-	-	-	-	-	-
貸倒償却率	(%)	*Write off Ratio*	*(%)*	-	-	7.0	-	10.6	-
営業店舗数	(店)	*Loan Business Branches*		27	-	24	-	23	*-4*
有人店舗		*Staffed*		10	-	10	-	9	*-1*
無人店舗		*Unstaffed*		17	-	14	-	14	*-3*
社員数	(人)	*Number of Employees*		44	-	45	-	51	*7*

※1 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。

※2 アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数。

Notes: Italic Font = Increase or Decrease The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

(4)パスキー*(Passkey/Acquistion : Mar 2005)*

			年/決算月 *(Fiscal Year)*	05/9	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	7,275	-	7,411	-
口座数	(千件)	*Customer Accounts*	*(Thousand)*	18	-	19	-
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	384	-	389	-
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	1	-	3	-
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	26.5	-	26.6	-
貸倒償却率	(%)	*Write off Ratio*	*(%)*	5.1	-	9.0	-
営業店舗数	(店)	*Loan Business Branches*		27	-	27	-
有人店舗		*Staffed*		5	-	5	-
無人店舗		*Unstaffed*		22	-	22	-
社員数	(人)	*Number of Employees*		51	-	50	-

※ アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

21. 事業者ローン2社の損益の内訳 (Revenue and Expenses / Small Business Loan Subsidiaries)

(1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9	営業収益比 (%)	05/3	営業収益比 (%)	05/9	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	2,365	100.0	5,445	100.0	3,851	100.0	62.8	8,612	100.0	58.2
営業貸付金利息	Interest Income	2,353	99.5	5,426	99.7	3,836	99.6	63.0	8,583	99.7	58.2
その他	Other	12	0.5	19	0.3	14	0.4	18.8	28	0.3	47.4
営業費用	Operating Expenses	2,207	93.3	4,816	88.4	3,260	84.7	47.7	7,234	84.0	50.2
金融費用	Financial Expenses	299	12.6	672	12.4	468	12.2	56.8	1,096	12.7	63.1
広告宣伝費	Advertising Expenses	314	13.3	679	12.5	381	9.9	21.4	846	9.8	24.6
貸倒費用	Credit Cost	1,022	43.2	2,234	41.0	1,581	41.0	54.6	3,492	40.5	56.3
人件費	Salaries	274	11.6	574	10.5	400	10.4	45.6	879	10.2	53.1
その他	Other	297	12.6	655	12.0	429	11.2	44.6	919	10.7	40.3
営業利益	Operating Income	158	6.7	629	11.6	590	15.3	273.9	1,377	16.0	118.9
営業外収益	Non-operating Income	1	0.1	4	0.1	6	0.2	276.0	6	0.1	50.0
営業外費用	Non-operating Expenses	-	-	-	-	0	0.0	-	0	0.0	-
経常利益	Ordinary Income	159	6.7	633	11.6	596	15.5	273.9	1,384	16.1	118.6
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	-	-	27	0.5	-	-	-	-	-	-
税引前利益	Income before Income Taxes	159	6.7	605	11.1	596	15.5	273.9	1,384	16.1	128.8
法人税・住民税及び事業税	Income Taxes	1	0.1	4	0.1	3	0.1	99.7	8	0.1	-
法人税等調整額	Effect of a Tax Consequences	-	-	-	-	-1,042	-27.1	-	-970	-11.3	-
当期純利益	Net Income	157	6.7	601	11.0	1,636	42.5	937.2	2,345	27.2	290.2

(2)シティズ(City's / Acquisition : Oct 2002)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9	営業収益比 (%)	05/3	営業収益比 (%)	05/9	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	4,303	100.0	9,579	100.0	6,500	100.0	51.0	14,629	100.0	52.7
営業貸付金利息	Interest Income	4,224	98.2	9,413	98.3	6,406	98.6	51.7	14,365	98.2	52.6
その他	Other	79	1.8	166	1.7	93	1.4	18.3	263	1.8	58.4
営業費用	Operating Expenses	3,003	69.8	6,985	72.9	5,862	90.2	95.2	12,445	85.1	78.2
金融費用	Financial Expenses	183	4.3	417	4.4	300	4.6	64.0	708	4.8	69.8
広告宣伝費	Advertising Expenses	74	1.7	194	2.0	130	2.0	75.6	352	2.4	81.4
貸倒費用	Credit Cost	-	-	152	1.6	1,024	15.8	-	1,910	13.1	1,156.6
人件費	Salaries	1,755	40.8	4,149	43.3	3,047	46.9	73.6	6,502	44.4	56.7
その他	Other	990	23.0	2,070	21.6	1,359	20.9	37.3	2,971	20.3	43.5
営業利益	Operating Income	1,300	30.2	2,594	27.1	638	9.8	-50.9	2,183	14.9	-15.8
営業外収益	Non-operating Income	2	0.1	4	0.0	6	0.1	205.4	21	0.1	425.0
営業外費用	Non-operating Expenses	4	0.1	13	0.1	2	0.0	-41.9	8	0.1	-38.5
経常利益	Ordinary Income	1,297	30.2	2,585	27.0	641	9.9	-50.5	2,196	15.0	-15.0
特別利益	Extraordinary Income	65	1.5	57	0.6	-	-	-	-	-	-
特別損失	Extraordinary Losses	97	2.3	103	1.1	60	0.9	-37.8	102	0.7	-1.0
税引前利益	Income before Income Taxes	1,265	29.4	2,539	26.5	581	8.9	-54.1	2,093	14.3	-17.6
法人税・住民税及び事業税	Income Taxes	435	10.1	835	8.7	296	4.6	-32.0	963	6.6	-
法人税等調整額	Effect of a Tax Consequences	140	3.3	209	2.2	-48	-0.7	-134.7	-110	-0.8	-
当期純利益	Net Income	690	16.0	1,494	15.6	333	5.1	-51.7	1,240	8.5	-17.0

22. 消費者金融グループ会社の損益の内訳 (Revenue and Expenses / Consumer Finance Subsidiaries)

(1)トライト (Tryto / Merged : April 2004)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/9	営業収益比 (%)	05/3	営業収益比 (%)	05/9	営業収益比 (%)	増減率 (yoy%)	2006/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	7,140	100.0	14,539	100.0	7,947	100.0	11.3	16,259	100.0	11.8
営業貸付金利息	Interest Income	7,009	98.2	14,255	98.0	7,759	97.6	10.7	15,893	97.7	11.5
その他	Other	130	1.8	284	2.0	188	2.4	43.9	365	2.2	28.5
営業費用	Operating Expenses	5,758	80.7	11,754	80.8	5,981	75.3	3.9	13,211	81.3	12.4
金融費用	Financial Expenses	460	6.5	896	6.2	421	5.3	-8.4	866	5.3	-3.3
広告宣伝費	Advertising Expenses	386	5.4	802	5.5	691	8.7	78.7	1,276	7.8	59.1
貸倒費用	Credit Cost	2,694	37.7	5,749	39.5	2,573	32.4	-4.5	6,179	38.0	7.5
人件費	Salaries	931	13.0	1,918	13.2	1,037	13.1	11.4	2,208	13.6	15.1
その他	Other	1,285	18.0	2,386	16.4	1,256	15.8	-2.2	2,680	16.5	12.3
営業利益	Operating Income	1,381	19.3	2,784	19.2	1,966	24.7	42.3	3,047	18.7	9.4
営業外収益	Non-operating Income	13	0.2	28	0.2	13	0.2	-1.0	24	0.1	-14.3
営業外費用	Non-operating Expenses	0	0.0	5	0.0	0	0.0	-2.1	0	0.0	-99.1
経常利益	Ordinary Income	1,394	19.5	2,807	19.3	1,979	24.9	41.9	3,071	18.9	9.4
特別利益	Extraordinary Income	-	-	5	0.0	52	0.7	-	197	1.2	-
特別損失	Extraordinary Losses	83	1.2	421	2.9	7	0.1	-90.5	76	0.5	-81.9
税引前利益	Income before Income Taxes	1,311	18.4	2,391	16.4	2,024	25.5	54.4	3,192	19.6	33.5
法人税・住民税及び事業税	Income Taxes	-6	-0.1	-1	0.0	445	5.6	-	992	6.1	-
法人税等調整額	Effect of a Tax Consequences	532	7.5	985	6.8	402	5.1	-	355	2.2	-
当期純利益	Net Income	785	11.0	1,407	9.7	1,176	14.8	49.8	1,845	11.3	31.1

(2)ワイド (Wide / Acquisition : June 2004)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/9 (会計ベース) On-balance	営業収益比 (%)	05/3 (会計ベース) On-balance	営業収益比 (%)	05/9 (営業債権ベース) ※ Managed Asset Basis	営業収益比 (%)	増減率 (yoy%)	05/9 (会計ベース) On-balance	営業収益比 (%)	増減率 (yoy%)	2006/3(E) (会計ベース) On-balance	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	11,597	100.0	23,312	100.0	12,695	100.0	6.4	12,584	100.0	8.5	25,607	100.0	9.8
営業貸付金利息	Interest Income	11,518	99.3	23,196	99.5	12,622	99.4	6.5	12,512	99.4	8.6	25,452	99.4	9.7
その他	Other	78	0.7	116	0.5	72	0.6	-7.7	72	0.6	-7.7	154	0.6	32.8
営業費用	Operating Expenses	10,640	91.7	21,621	92.7	10,245	80.7	-6.7	10,134	80.5	-4.8	19,794	77.3	-8.5
金融費用	Financial Expenses	1,410	12.2	2,195	9.4	848	6.7	-51.4	737	5.9	-47.7	1,447	5.7	-34.1
広告宣伝費	Advertising Expenses	731	6.3	1,549	6.6	1,095	8.6	49.8	1,095	8.7	49.8	2,099	8.2	35.5
貸倒費用	Credit Cost	4,606	39.7	10,169	43.6	4,182	32.9	-9.2	4,182	33.2	-9.2	7,848	30.6	-22.8
人件費	Salaries	1,184	10.2	2,357	10.1	1,397	11.0	18.0	1,397	11.1	18.0	2,742	10.7	16.3
その他	Other	2,707	23.3	5,348	22.9	2,722	21.4	0.6	2,722	21.6	0.6	5,657	22.1	5.8
営業利益	Operating Income	956	8.2	1,691	7.3	2,449	19.3	156.2	2,449	19.5	156.2	5,812	22.7	243.7
営業外収益	Non-operating Income	15	0.1	20	0.1	69	0.5	360.0	69	0.5	360.0	72	0.3	260.0
営業外費用	Non-operating Expenses	16	0.1	20	0.1	8	0.1	-50.0	8	0.1	-50.0	12	0.0	-40.0
経常利益	Ordinary Income	955	8.2	1,692	7.3	2,510	19.8	162.8	2,510	19.9	162.8	5,872	22.9	247.0
特別利益	Extraordinary Income	-	0.0	6	0.0	84	0.7	-	84	0.7	-	84	0.3	1,300.0
特別損失	Extraordinary Losses	952	8.2	1,041	4.5	379	3.0	-60.2	379	3.0	-60.2	403	1.6	-61.3
税引前利益	Income before Income Taxes	3	0.0	657	2.8	2,215	17.4	73,733.3	2,215	17.6	73,733.3	5,553	21.7	745.2
法人税・住民税及び事業税	Income Taxes	15	0.1	27	0.1	13	0.1	-13.3	13	0.1	-13.3	1,254	4.9	-
法人税等調整額	Effect of a Tax Consequences	3	0.0	268	1.1	897	7.1	-	897	7.1	-	1,078	4.2	-
当期純利益	Net Income	-14	-0.1	361	1.5	1,304	10.3	-	1,304	10.4	-	3,220	12.6	792.0

※ ワイドのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

22. 消費者金融グループ会社の損益の内訳 (Revenue and Expenses / Consumer Finance Subsidiaries)

(3)ティーシーエム(TCM / Acquisition : Feb 2005) ※

(百万円/¥ Million)

	年/決算月(Fiscal Year)	05/9	営業収益比 (%)	増減率 (yoy%)	2006/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	1,254	100.0	-	2,536	100.0	-
営業貸付金利息	Interest Income	1,229	98.0	-	2,456	96.8	-
その他	Other	25	2.0	-	79	3.1	-
営業費用	Operating Expenses	1,203	95.9	-	2,335	92.1	-
金融費用	Financial Expenses	84	6.7	-	166	6.5	-
広告宣伝費	Advertising Expenses	72	5.7	-	158	6.2	-
貸倒費用	Credit Cost	548	43.7	-	959	37.8	-
人件費	Salaries	178	14.3	-	380	15.0	-
その他	Other	320	25.5	-	670	26.4	-
営業利益	Operating Income	51	4.1	-	200	7.9	-
営業外収益	Non-operating Income	20	1.6	-	2	0.1	-
営業外費用	Non-operating Expenses	0	0.0	-	1	0.0	-
経常利益	Ordinary Income	71	5.7	-	201	7.9	-
特別利益	Extraordinary Income	174	13.9	-	174	6.9	-
特別損失	Extraordinary Losses	2	0.2	-	54	2.1	-
税引前利益	Income before Income Taxes	243	19.4	-	321	12.7	-
法人税·住民税及び事業税	Income Taxes	0	0.0	-	0	0.0	-
法人税等調整額	Effect of a Tax Consequences	82	6.5	-	52	2.1	-
当期純利益	Net Income	160	12.8	-	268	10.6	-

※ 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。

(4)パスキー(Passkey / Acquisition : Mar 2005)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	05/9	営業収益比 (%)	増減率 (yoy%)	2006/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	887	100.0	-	1,764	100.0	-
営業貸付金利息	Interest Income	882	99.5	-	1,756	99.5	-
その他	Other	4	0.5	-	8	0.5	-
営業費用	Operating Expenses	981	110.7	-	1,838	104.2	-
金融費用	Financial Expenses	74	8.4	-	138	7.8	-
広告宣伝費	Advertising Expenses	98	11.1	-	192	10.9	-
貸倒費用	Credit Cost	389	43.9	-	666	37.8	-
人件費	Salaries	188	21.3	-	368	20.9	-
その他	Other	230	26.0	-	471	26.7	-
営業利益	Operating Income	-94	-10.7	-	-73	-4.1	-
営業外収益	Non-operating Income	0	0.1	-	5	0.3	-
営業外費用	Non-operating Expenses	0	0.1	-	0	0.0	-
経常利益	Ordinary Income	-94	-10.7	-	-68	-3.9	-
特別利益	Extraordinary Income	-	-	-	0	0.0	-
特別損失	Extraordinary Losses	29	3.4	-	29	1.6	-
税引前利益	Income before Income Taxes	-124	-14.1	-	-98	-5.6	-
法人税·住民税及び事業税	Income Taxes	0	0.1	-	0	0.0	-
法人税等調整額	Effect of a Tax Consequences	-	-	-	-	-	-
当期純利益	Net Income	-125	-14.1	-	-99	-5.6	-

23. グループ経営一覧表 (Group Management)

		05/3		05/9			2006/3(E)		
			構成比 %		構成比 %	増減率 yoy%		構成比 %	増減率 yoy%
営業債権残高合計	Total Receivable Outstanding	2,522,579	100.0	2,611,034	100.0	6.7	2,707,580	100.0	7.3
アイフル	Aiful	1,515,007	60.1	1,547,297	59.3	3.6	1,584,091	58.5	4.6
ライフ	Life	751,553	29.8	769,643	29.5	5.6	791,436	29.2	5.3
ビジネクスト	Businext	47,622	1.9	59,772	2.3	59.7	71,623	2.6	50.4
シティズ	City's	45,673	1.8	57,175	2.2	57.4	73,413	2.7	60.7
ワイド	Wide	95,345	3.8	98,770	3.8	4.2	103,892	3.8	9.0
トライト	Tryto	58,164	2.3	61,874	2.4	10.6	66,175	2.4	13.8
ティーシーエム ※	TCM ※	9,212	0.4	9,224	0.4	-	9,536	0.4	3.5
パスキー	Passkey	-	-	7,275	0.3	-	7,411	0.3	-
営業収益	Total Operating Revenue	518,416	100.0	272,802	100.0	6.4	552,941	100.0	6.7
アイフル	Aiful	340,615	65.7	172,607	63.3	1.6	346,097	62.6	1.6
ライフ	Life	121,972	23.5	65,530	24.0	9.5	132,900	24.0	9.0
ビジネクスト	Businext	5,445	1.1	3,851	1.4	62.8	8,612	1.6	58.2
シティズ	City's	9,579	1.8	6,500	2.4	51.0	14,629	2.6	52.7
ワイド	Wide	23,312	4.5	12,584	4.6	8.5	25,607	4.6	9.8
トライト	Tryto	14,539	2.8	7,947	2.9	11.3	16,259	2.9	11.8
ティーシーエム ※	TCM ※	-	-	1,254	0.5	-	2,536	0.5	-
パスキー	Passkey	-	-	887	0.3	-	1,764	0.3	-
経常利益	Total Ordinary Income	135,294	100.0	75,757	100.0	15.5	153,000	100.0	13.1
アイフル	Aiful	112,533	83.2	59,663	78.8	9.1	121,000	79.1	7.5
ライフ	Life	16,524	12.2	11,639	15.4	50.2	21,100	13.8	27.7
ビジネクスト	Businext	633	0.5	596	0.8	273.9	1,384	0.9	118.6
シティズ	City's	2,585	1.9	641	0.8	-50.5	2,196	1.4	-15.0
ワイド	Wide	1,692	1.3	2,510	3.3	162.8	5,872	3.8	247.0
トライト	Tryto	2,807	2.1	1,979	2.6	41.9	3,071	2.0	9.4
ティーシーエム ※	TCM ※	-	-	71	0.1	-	201	0.1	-
パスキー	Passkey	-	-	-94	-0.1	-	-68	0.0	-
当期純利益	Total Net Income	75,723	100.0	44,210	100.0	35.1	89,115	100.0	17.7
アイフル	Aiful	67,301	88.9	35,569	80.5	17.8	71,934	80.7	6.9
ライフ	Life	10,679	14.1	6,863	15.5	20.0	12,320	13.8	15.4
ビジネクスト	Businext	601	0.8	1,636	3.7	937.2	2,345	2.6	290.2
シティズ	City's	1,494	2.0	333	0.8	-51.7	1,240	1.4	-17.0
ワイド	Wide	361	0.5	1,304	2.9	-	3,220	3.6	792.0
トライト	Tryto	1,407	1.9	1,176	2.7	49.8	1,845	2.1	31.1
ティーシーエム ※	TCM ※	-	-	160	0.4	-	268	0.3	-
パスキー	Passkey	-	-	-125	-0.3	-	-99	-0.1	-

※ 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。なお、2005年3月期は貸借対照表のみの連結となっております。

24. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1993年～2005年3月推移*(Number of Petitions 1993-Mar 2005)*

暦年	1993年	1994年	1995年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年 (8M)	1月	2月	3月	4月	5月	6月	7月	8月
件数	43,545	40,385	43,414	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	122,341	10,856	14,415	18,002	16,522	14,216	17,193	15,614	15,523
yoy	0.9%	-7.3%	7.5%	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-13.8%	-22.5%	-19.6%	-17.5%	-16.2%	-10.0%	-7.9%	-12.5%	-4.2%

(2)形態別信用供与残高(*Consumer Credit Balance*)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	59,996	0.9	5,754	4.8

出所:(社)日本クレジット産業協会「消費者信用市場統計」　　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額*(Consumer Credit Provided)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1994年	707,370	3.1	285,062	2.2	136,321	4.1	148,741	0.6	422,308	3.8	223,243	5.1	199,065	2.3	66,144	-0.8	56,728	12.5	67,499	-2.1	8,694	3.0
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	72,656	7.6	9,110	4.8
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	76,705	5.6	9,387	3.0
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	81,241	5.9	9,765	4.0
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	81,428	0.2	9,925	1.6
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	83,956	3.1	9,959	0.3
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	85,117	1.4	9,996	0.4
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	90,720	6.6	9,811	-1.9
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	92,465	1.9	9,826	0.2
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	91,504	-1.0	9,692	-1.4

出所:(社)日本クレジット産業協会「消費者信用市場統計」　　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 7

AIFUL Corporation
Press Release

October 3, 2005

AIFUL Announces Personnel Change

KYOTO — AIFUL Corporation hereby announces the following personnel change approved at the board of directors' meeting held on October 3, 2005.

1. Appointment of departmental manager (effective October 4, 2005)

Name	Position
Hisayoshi Asada	Deputy General Manager, Next Generation Systems Office

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 8

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-4503-6050

AIFUL Announce 50th, 51st Unsecured Straight Bond Issues

TOKYO, October 5, 2005 – AIFUL Corporation announced its 50th, 51st unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 50th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.14% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	October 5, 2005
Payment date:	October 19, 2005
Maturity date:	October 19, 2010 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	BNP PARIBAS Securities Limited J.P. Morgan Securities Inc.
Trustees:	Mizuho Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

Issue name:	**AIFUL Corporation 51st Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.99% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	October 5, 2005
Payment date:	October 19, 2005
Maturity date:	October 19, 2015 (10 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans

Lead underwriter:	Credit Suisse First Boston Securities Japan Limited. Morgan Stanley Japan Limited.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

EXHIBIT 9

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-4503-6050

AIFUL Announce 52nd Unsecured Straight Bond Issues

TOKYO, November 10, 2005 - AIFUL Corporation announced its 52nd unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 52nd Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.63% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	November 10, 2005
Payment date:	November 24, 2005
Maturity date:	November 22, 2012 (7 years bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	The Nomura Securities Co., Ltd. Goldman Sachs (Japan) Ltd.
Trustees:	The Chuo Mitsui Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-